Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes and Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202, or by calling (980) 636-5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Register of Companies of Ireland by contacting Seamus Keenan, Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This announcement contains certain forward-looking statements. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes’ and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes’ reports filed with the Registrar of companies available at Fyffes’ website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Fyffes, or Chiquita or ChiquitaFyffes, as appropriate. No statement is this announcement constitutes an asset valuation.

Statement Required By the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following announcement was issued by Fyffes plc and Chiquita Brands International, Inc. on March 10, 2014.

Not for release, publication or distribution, in whole or in part, in, into or from a Restricted Jurisdiction

CHIQUITA BRANDS INTERNATIONAL, INC. AND FYFFES PLC TO COMBINE

TO CREATE LEADING GLOBAL PRODUCE COMPANY

Creates No. 1 Banana Company Globally

Significant Presence in Packaged Salads, Melons and Pineapples

Targeting $40 Million of Annualized Pre-Tax Cost Synergies

Company Name to be ChiquitaFyffes plc

Combined Company to be Listed on the New York Stock Exchange and Domiciled in Ireland

Chiquita and Fyffes Brands to Continue

Ed Lonergan will serve as Chairman and David McCann will become CEO of the Combined Company

Combined equity value of approximately $1.07 billion

CHARLOTTE, NC and DUBLIN, Ireland – March 10, 2014 – Chiquita Brands International, Inc. (NYSE: CQB ) (“Chiquita”) and Fyffes plc (ESM: FFY ID: AIM: FFY LN) (“Fyffes”) today announced that the Boards of Directors of both companies have unanimously approved a definitive agreement under which Chiquita will combine with Fyffes, in a stock-for-stock transaction that is expected to result in Chiquita shareholders owning approximately 50.7% of ChiquitaFyffes, and Fyffes shareholders owning approximately 49.3% of ChiquitaFyffes, on a fully diluted basis. The agreement creates a global banana and other fresh produce company with approximately $4.6 billion in annual revenues.1 Chiquita and Fyffes plan to complete the transaction before the end of 2014.

[1]	Figure represents pro-forma combined 2013 revenue (including share of revenue of Fyffes joint ventures of $342 million) and is not a projection of how the combined group will trade.

i

Chiquita is a leading international marketer and distributor of nutritious and high-quality fresh food products, including bananas, packaged salads and healthy snacks. Chiquita has a global presence with operations in 70 countries, a sizable presence in the U.S. market and widely recognized brands including Chiquita Bananas® and Fresh Express®. Fyffes is a leading international marketer and distributor of top quality, healthy tropical produce, marketed under a variety of well-known brands including Fyffes® and Sol®. It is headquartered in Dublin, Ireland, with operations in Europe, the U.S., Central America, South America and Asia. ChiquitaFyffes will be able to access worldwide market opportunities and capitalize on both the growing fresh food business and health and wellness trends by more effectively utilizing its geographical footprint and expanded distribution channels. The transaction unites two well-respected companies that share a strong brand history, and a commitment to advancing sustainability and increasing access to healthy foods, as well as leading food safety standards. ChiquitaFyffes will have an operating presence in more than 70 countries and a workforce of approximately 32,000 people around the world.

“This is a milestone transaction for Chiquita and Fyffes that brings together the best of both companies which, we believe, will create significant value for our shareholders and offer immediate benefits for customers and consumers worldwide,” said Ed Lonergan, Chiquita’s Chief Executive Officer. “This is a natural strategic partnership that combines two complementary companies of long history and great reputations that have built upon an unwavering commitment to exceed our customers’ expectations. We will maintain our brands, all of which are valued by both customers and consumers. The combined company will also be able to provide customers with a more diverse product mix and choice. We know Fyffes well and our shared heritage will help to ensure a smooth integration as we work to bring best practices across geographies and business units to achieve substantial operating efficiencies.”

“This deal will be transformative and offer exciting opportunities for the new business. We are looking forward to working with the Chiquita team to build a combined company which is well positioned to succeed in our highly competitive marketplace and which will create significant value for our shareholders,” said David McCann, Fyffes Executive Chairman. “Our outstanding employees will benefit from working for a larger, more diverse business which offers opportunities for growth. We believe we will be able to use our joint expertise, complementary assets and geographic coverage to develop a business that can run smoothly and efficiently to better partner with our customers and suppliers.”

Strategic and Financial Benefits of Transaction

The combination of Chiquita and Fyffes is consistent with the strategic goals of both businesses, including increasing shareholder value by:

•	Combining complementary businesses that provide substantial operational efficiencies and cost savings: Chiquita and Fyffes anticipate that the transaction will potentially provide annualized recurring before tax overhead and operational synergies of at least $40 million by the end of 2016. These recurring annual synergies are anticipated to be comprised of efficiencies in the areas of logistics and procurement, among others. In addition to the benefits for customers, taking into account the anticipated synergies, the transaction is expected to be accretive to shareholders of both companies on a net income basis no later than the first full calendar year following the close of the transaction.[2]

[2]	There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimates should therefore be read in conjunction with the bases and assumptions for these synergy numbers which are set out in Appendix I of the transaction announcement issued by Chiquita and Fyffes on 10 March 2014 (the “Announcement”). The synergies have been reported on in accordance with Rule 19.3(b) of the Irish Takeover Rules by (i) PricewaterhouseCoopers and (ii) Goldman Sachs. Copies of their respective reports are included in Appendix IV and Appendix V to the Announcement. Each of PricewaterhouseCoopers and Goldman Sachs has given and not withdrawn its consent to the issue of the Announcement with the inclusion of its report and context in which it is included.

The synergy and earnings enhancement statements in this section should not be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in 2015, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period.

ii

•	Uniting two leading companies in the produce industry enhances scale, scope and portfolio diversity: Upon completion of the transaction, the combined company will become the leading global banana and other fresh produce company with greater scale and efficiency. As part of a larger, more diversified organisation, on the basis of current volumes, ChiquitaFyffes will become the largest global entity in the banana category with sales of more than 160 million boxes annually. The company will maintain its significant presence in the packaged salads and healthy snacks category. The company will also have stronger positions in the melon and pineapple market segments as the number one importer in the U.S. and number three distributor globally, respectively.

•	Leveraging greater global scale to better serve customers and reach new markets: The combined company will be able to broaden its geographic footprint and distribution channels to access new market opportunities. It will be well-positioned to expand its global supply chain to improve product availability; build on each company’s well-established presence in developed economies and further the progress both companies have made in expanding into high growth emerging markets worldwide.

•	Generating significant cash flow and a more efficient capital structure: With the full benefit of the anticipated synergies, the combined company would have had an aggregate EBITDA in 2013 of approximately $214 million on a pro forma basis, implying pro forma combined synergy adjusted Net Debt to EBITDA of 2.7 times.[3] Moving forward, the combined company will also have the potential for further reductions in leverage.

•	Expanding sourcing ability in key production areas: With more than 24,000 hectares of owned or leased operations in Central America, the combined company is expected to be able to more efficiently manage its sourcing portfolio.

•	Commitment to shared purpose and sustainability: ChiquitaFyffes will continue its environmental and social responsibility commitments, including adding additional organic, Fairtrade, GlobalGAP and Rainforest Alliance certified capacity.

Transaction Details

Under the terms of the Transaction Agreement, Fyffes shareholders will receive 0.1567 ChiquitaFyffes shares for each Fyffes share they hold upon completion of the scheme contemplated as part of the overall transaction. Chiquita shareholders will also become shareholders of ChiquitaFyffes and receive one ChiquitaFyffes share for each Chiquita share that they hold upon closing of the merger contemplated as part of the overall transaction.

The transaction values the entire issued and to be issued share capital of Fyffes at approximately $526 million (€379 million) and each Fyffes share at €1.22 based on Chiquita’s closing share price on March 7, 2014 and a Euro/U.S. dollar exchange rate of 1.39, which represents a premium of approximately 36% compared to €0.90, Fyffes volume-weighted average trading price for the 30 trading day period ending March 7, 2014 (the last trading day prior to this announcement), and a 38% premium to the Fyffes closing share price on March 7, 2014 of €0.89. On this basis, the transaction will result in a combined equity value of approximately $1.07 billion (€770 million). The actual values received will depend on the trading price of ChiquitaFyffes Shares following consummation of the transaction.

[3]	See preceding footnote.

iii

On completion of the transaction, Chiquita shareholders will own approximately 50.7% of ChiquitaFyffes, and Fyffes shareholders will own approximately 49.3% of ChiquitaFyffes, on a fully diluted basis. The scheme transaction is expected to be tax-free, for Irish tax purposes, to Fyffes shareholders. The merger is expected to be taxable, for U.S. federal income tax purposes, to Chiquita shareholders.

Ed Lonergan will serve as Chairman and David McCann will become Chief Executive Officer of the combined company, ChiquitaFyffes plc, which will be a publicly listed company, traded on the New York Stock Exchange (NYSE). The senior leadership team will comprise of: Tom Murphy, Chief Financial Officer, Coen Bos, Chief Operating Officer – Fresh Fruit, Brian Kocher, Chief Operating Officer – Salads & Healthy Snacks, Kevin Holland, Chief Administrative Officer, James E. Thompson, Chief Legal Officer, and Manuel Rodriguez, Corporate Responsibility Officer. The senior executives will be located in corporate offices in Charlotte, North Carolina and Dublin, Ireland. The combined company’s Board of Directors will reflect an equal combination of directors from both companies and one mutually agreed upon director.

The scheme and the merger are subject to approval by Fyffes and Chiquita shareholders, respectively, and by the High Court of Ireland. The transaction is also subject to the satisfaction of customary closing conditions and regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as merger clearances in Europe and certain other jurisdictions.

Fyffes shareholders holding Fyffes shares representing 25.6% of Fyffes outstanding share capital have given commitments that they will vote in favour of the combination.

Advisers

Goldman Sachs is acting as lead financial adviser to Chiquita. Wells Fargo Securities, LLC is acting as financial adviser to the Chiquita Board of Directors. Lazard is acting as lead financial adviser to Fyffes. Skadden, Arps, Slate, Meagher & Flom LLP, McCann FitzGerald and Taft Stettinius & Hollister LLP are acting as legal counsel to Chiquita and Simpson Thacher & Bartlett LLP and Arthur Cox are acting as legal counsel to Fyffes. King & Wood Mallesons S J Berwin is acting as antitrust adviser to Fyffes and Kirkland & Ellis LLP and Freshfields Bruckhaus Deringer LLP are acting as antitrust adviser to Chiquita. Davy and Davy Corporate Finance are acting as corporate broker to Fyffes.

Chiquita and Fyffes will host a conference call with the financial community on March 10, 2014 at 8:30 a.m. Eastern Time (12.30 p.m. Dublin Time). To access the call, please dial (866) 610-1072 (from the U.S.) or +1 (973) 935-2840 (from outside the U.S.) or 1 (800) 397-426 (from Ireland). The access code for the call is 9075135. An audio web cast of the call will be available live and will be archived on the investor relations portions of both companies’ web sites at www.Chiquita.com and www.Fyffes.com.

Chiquita

Chiquita is a leading international marketer and distributor of bananas, salads, other fruits and healthy snacking products. It is headquartered in Charlotte, North Carolina, USA. The company markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of in excess of $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, visit Chiquita’s web site at www.Chiquita.com.

About Fyffes

Fyffes is a leading international importer and distributor of tropical produce. With annual turnover in excess of $1.5 billion4, it is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. It markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide.

[4]	Includes share of revenue of Fyffes joint ventures of $342 million.

iv

About ChiquitaFyffes

ChiquitaFyffes is currently a private limited company incorporated in Ireland under the name Twombly One Limited that was formed solely for the purpose of implementing the transaction. Prior to the effective date of the transaction, ChiquitaFyffes will be re-registered, pursuant to the Companies Acts, as a public limited company. To date, ChiquitaFyffes has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement.

On the consummation of the scheme transaction (a) Fyffes will become a wholly owned subsidiary of ChiquitaFyffes and (b) Chicago Merger Sub Inc. (“MergerSub”), a wholly owned indirect subsidiary of ChiquitaFyffes, will merge with and into Chiquita, with the result that the separate corporate existence of MergerSub will cease and Chiquita will continue as the surviving corporation. At the effective time of the merger, all Chiquita common shares will be cancelled and will automatically be converted into the right to receive ChiquitaFyffes shares on a one-for-one basis.

Contacts for Chiquita

Investors	Steve Himes Tel: +1 980-636-5636 Email: shimes@chiquita.com

Media	Ed Loyd Tel: +1 980-636-5145 Email: eloyd@chiquita.com

Contacts for Fyffes

Investors	Seamus Keenan Tel: + 353 1 887 2700 Email: skeenan@fyffes.com

Media	Wilson Hartnell PR Brian Bell Tel: +353 1 669 0030 Email: brian.bell@ogilvy.com

References to market position in this release are based upon the parties’ estimates of volumes sold.

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs is acting as financial adviser to Chiquita and no one else in connection with the Combination and will not be responsible to anyone other than Chiquita for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Combination, the contents of this announcement or any transaction or arrangement referred to herein. Neither Goldman Sachs nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs in connection with this announcement, any statement contained herein or otherwise.

v

Wells Fargo Securities, LLC is acting as financial adviser to the Chiquita Board and no one else in connection with the Combination and will not be responsible to anyone other than Chiquita for providing the protections afforded to clients of Wells Fargo Securities, LLC or for providing advice in relation to the Combination, the contents of this announcement or any transaction or arrangement referred to herein. Neither Wells Fargo Securities, LLC nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Wells Fargo Securities, LLC in connection with this announcement, any statement contained herein or otherwise.

Lazard & Co., Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to Fyffes and no one else in connection with the matters described in this announcement, and will not be responsible for anyone other than Fyffes for providing the protections afforded to clients of Lazard nor for providing advice in relation to the matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Davy and Davy Corporate Finance each of which is regulated in Ireland by the Central Bank of Ireland, are acting for Fyffes and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Fyffes for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

This release should be read in conjunction with the full text of the Announcement. Appendix I to the Announcement contains further details of the sources of information and bases of calculations set out in the Announcement; Appendix II to the Announcement contains definitions of certain expressions used in this summary and in the Announcement; and Appendix III to the Announcement contains the Conditions of the Scheme Transaction and the Scheme. Appendix IV sets out the report from PricewaterhouseCoopers, Appendix V to the Announcement contains the report from Goldman Sachs, in respect of certain merger benefit statements made in the Announcement and Appendix VI to the Announcement sets out the Transaction Agreement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act.

Important Additional Information will be filed with the SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling +1 (980) 636 5000, and will be able to obtain free copies of the Proxy Statement/Prospectus /Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Registrar of Companies in Ireland by contacting Seamus Keenan, Fyffes Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its annual report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its annual report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

vi

Cautionary Statement Regarding Forward-Looking Statements

This press release and related announcement contain certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the Combination may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the Combination. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of Companies available at Fyffes website at www.Fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Fyffes or Chiquita, all “dealings” in any “relevant securities” of Fyffes or Chiquita (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Fyffes or Chiquita, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Fyffes by Chiquita or “relevant securities” of Chiquita by Fyffes, or by any person “acting in concert” with either of them must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

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A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Scheme Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Scheme Transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Scheme Transaction should be made only on the basis of the information contained in the Scheme Circular or any document by which the Scheme Transaction and the Scheme are made. Chiquita shareholders and Fyffes shareholders are advised to read carefully the formal documentation in relation to the proposed Scheme Transaction once the Scheme Circular has been dispatched. This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Chiquita employees on Chiquita’s website (www.Chiquita.com) and Fyffes employees on Fyffes website (www.Fyffes.com).

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release

10 March 2014

RECOMMENDED ALL SHARE OFFER BY CHIQUITA PURSUANT TO WHICH CHIQUITA AND FYFFES WILL COMBINE TO FORM CHIQUITAFYFFES PLC

1.	Introduction

The Boards of Chiquita and Fyffes announced today that they have reached agreement on the terms of a recommended stock-for-stock transaction involving Fyffes and Chiquita. The combination of Fyffes and Chiquita will be effected by means of a scheme of arrangement under section 201 of the Irish Companies Act 1963 (the “Scheme Transaction”) and a merger transaction under U.S. law (the “Merger”). Under the terms of the combination, each of Chiquita and Fyffes will become a wholly owned subsidiary of a new holding company incorporated in Ireland that will be named and registered as ChiquitaFyffes plc (“ChiquitaFyffes”). The transaction is subject to the Conditions set out in Appendix III to this announcement and which will also be set out in the Scheme Circular. The Scheme Transaction and the Merger are sometimes referred to herein as the combination (the “Combination”).

The Combination, including the Scheme Transaction and the Merger, has been unanimously approved by the Board of Chiquita and the Board of Fyffes, and is supported by the management teams of both companies.

Unless the context otherwise requires, capitalised terms in this announcement shall have the meanings set forth in Appendix II.

2.	Consideration

Under the terms of the Transaction Agreement Fyffes Shareholders will receive 0.1567 ChiquitaFyffes Shares for each Fyffes Share they hold upon closing of the scheme of arrangement contemplated as part of the Scheme Transaction. Chiquita Shareholders will also become shareholders of ChiquitaFyffes and receive one ChiquitaFyffes Share for each Chiquita Share that they hold upon closing of the merger contemplated as part of the Scheme Transaction.

The Combination values the entire issued and to be issued share capital of Fyffes at approximately $526 million (€379 million) and each Fyffes share at €1.22 based on Chiquita’s closing share price on March 7, 2014 and a Euro/U.S. dollar exchange rate of 1.39, which represents a premium of approximately 36% compared to €0.90, Fyffes volume-weighted average trading price for the 30 trading day period ending March 7, 2014 (the last trading day prior to this announcement), and a 38% premium to the Fyffes closing share price on March 7, 2014 of €0.89. The actual values received will depend on the trading price of ChiquitaFyffes Shares following consummation of the Scheme Transaction.

Following the Combination, Fyffes Shareholders will own approximately 49.3% of ChiquitaFyffes on a fully diluted basis. The Scheme Transaction is expected to be tax-free, for Irish tax purposes, to Fyffes Shareholders. The Merger is expected to be taxable, for U.S. federal income tax purposes, to Chiquita Shareholders.

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3.	Chiquita Background to and Reasons for the Merger

The Combination will create a leading global produce company with approximately $4.65 billion in combined annual revenues and a presence in key markets around the world. The Combination is consistent with Chiquita’s strategic goal of focusing on core products and delivering greater operating efficiency. The combined company will more efficiently serve customers and better meet their demands. It will also, in the Chiquita Board’s judgment, have a stronger foundation and be better able to deliver enhanced shareholder value, by:

•	Having an enhanced scale, scope and portfolio diversity;

•	Delivering a wider scope of produce more efficiently to key markets around the world;

•	Optimizing the combined company’s capital structure and cash flow for debt repayment;

•	Combining the best of both companies, including their respective management talent; and

•	Benefitting from operational efficiencies and cost savings, generating at least $40 million in annualized recurring before tax overhead and operational synergies by the end of 2016.[6] In addition to reducing administrative costs and other overhead expenses, these recurring annual synergies are anticipated to comprise of efficiencies in the areas of fruit utilization, shipping, port operations, packaging and procurement.

In addition to the benefits for customers, the Combination is expected to be accretive to shareholders of both companies on a net income basis no later than the first full calendar year after consummation, having regard to the anticipated synergies (please see paragraph 9 (Merger Benefit Statement) of this announcement). 7

Further detail in respect of the background to and reasons for the Combination shall be included in the Scheme Circular.

4.	Fyffes Background to and Reasons for Recommending the Scheme Transaction

The Fyffes Board believes the Combination, if successfully completed, will create a major global banana and other fresh produce company. It is the opinion of the Fyffes Board that Fyffes and Chiquita are a natural fit, given their complementary activities, respective geographic reach and their industry understanding. The combined Fyffes and Chiquita knowledge of farming, procurement, shipping, ripening and distribution ensures that ChiquitaFyffes will be well placed to build an organisation that can operate smoothly and efficiently, encourage growth in its industry, create synergies, satisfy customers’ expectations and generate returns for shareholders. Additionally, the combined company will retain its leading position in the U.S. retail and packaged salads market.

•	Fyffes Shareholders will receive approximately 49.3% of the combined entity, on a fully diluted basis, and this is equivalent to a 38% premium based on Chiquita and Fyffes closing share prices on 7 March 2014 and a Euro/U.S. dollar exchange rate of 1.39;

•	On the basis of current banana volumes the combined entity will be the largest banana company globally with annual sales of over 160 million cases;

[5]	Includes share of revenue of Fyffes joint ventures of $342 million.
[6]	Please see paragraph 9 (Merger Benefit Statement) of this announcement. The bases and assumptions for these synergy numbers are set out in Appendix I of this announcement. The synergies have been reported on in accordance with Rule 19.3(b) of the Irish Takeover Rules.
[7]	The synergy and earnings enhancement statements in this section should not be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in 2015, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period.

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•	The combined entity will benefit from greater geographical diversification in its banana business;

•	Fyffes Shareholders will have the opportunity to benefit from operational synergies of at least $40 million by the end of 2016; and

•	ChiquitaFyffes will have annualized revenues of approximately $4.6 billion[8].

The Fyffes Board believes that Fyffes has consistently delivered outstanding results and that the proposed combination with Chiquita has the potential to provide increased value, growth and diversification opportunities for ChiquitaFyffes shareholders.

5.	Fyffes Recommendation

Having taken into account the relevant factors and applicable risks, the Board of Fyffes, which has been so advised by Lazard, unanimously considers the terms of the Scheme Transaction to be fair and reasonable. In providing its advice, Lazard has taken into account the commercial assessments of the Board of Fyffes. Lazard is providing independent financial advice for the purposes of Rule 3 of the Irish Takeover Rules.

Accordingly, the Board of Fyffes unanimously recommends to Fyffes Shareholders to vote in favour of the Scheme Transaction and the Scheme, as the directors of Fyffes, who are Fyffes Shareholders, intend to do in respect of their own beneficial holdings.

6.	The Scheme Transaction, the Scheme and Fyffes shareholder approval

The Scheme Transaction will be implemented by way of a Scheme of Arrangement pursuant to Irish law. Under the Scheme (which will be subject to the Conditions set out in Appendix III to this announcement and which will also be set out in the Scheme Circular) Fyffes Shareholders will receive the Consideration Shares in return for the cancellation of the Cancellation Shares.

The Scheme of Arrangement is an arrangement made between Fyffes and Fyffes Shareholders under section 201 of the Irish Companies Act 1963 and is subject to the approval of the Irish High Court. If the Scheme becomes effective, all Cancellation Shares will be cancelled pursuant to sections 72 and 74 of the Irish Companies Act 1963 in accordance with the terms of the Scheme. Fyffes will then issue new Fyffes Shares to ChiquitaFyffes in place of the Cancellation Shares cancelled pursuant to the Scheme and ChiquitaFyffes will issue the Consideration Shares to former Fyffes Shareholders. As a result of these arrangements, Fyffes will become a wholly owned subsidiary of ChiquitaFyffes.

To become effective, the Scheme requires, amongst other things, the approval at the Court Meeting of a majority in number of Fyffes Shareholders, present and voting either in person or by proxy, representing three-fourths (75%) or more in value of the Fyffes Shares held by such shareholders, as well as the approval by Fyffes Shareholders of resolutions relating to the implementation of the Scheme at the Fyffes EGM to be held directly after the Court Meeting.

Assuming the necessary approvals from the Fyffes Shareholders have been obtained and all other conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon delivery to the Registrar of Companies of a copy of the Court Order of the High Court sanctioning the Scheme together with the minute required by section 75 of the Irish Companies Act 1963 confirming the capital reduction and registration of the Court Order and minute by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Fyffes Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Fyffes EGM.

[8]	Includes share of revenue of Fyffes joint ventures of $342 million.

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The Scheme Transaction is conditional on the Scheme becoming effective. The Conditions to the Scheme Transaction and the Scheme are set out in full in Appendix III to this announcement. The implementation of the Scheme is conditional, amongst other things, upon:

•	the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders at a shareholder meeting called for this purpose;

•	the approval by the Fyffes Shareholders at the Court Meeting and the sanction by the Irish High Court of the Scheme;

•	the EGM Resolutions being duly passed by the requisite majority at the Fyffes EGM;

•	the approval for listing (subject only to certain standard conditions) of the ChiquitaFyffes Shares;

•	all applicable waiting periods under the HSR Act having expired or having been terminated, in each case in connection with the Scheme Transaction and/or the Merger;

•	all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any relevant authority or other third party referred to in conditions 3(d) to 3(h) of Part A of Appendix III to this announcement and all other required merger and regulatory clearances in connection with the Scheme Transaction and the Merger, under relevant antitrust, competition or foreign investment laws having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or terminated (as appropriate) (the “Merger/Regulatory Clearances”). The precise terms of the Merger/Regulatory Clearances are contained in conditions 3(d) to 3(h) of Part A of Appendix A to the Transaction Agreement. The parties have undertaken to take all steps necessary to resolve any objections, if any, that a relevant authority may assert under any antitrust law with respect to the Scheme Transaction or the Merger, except action which would reasonably be expected to result in a material adverse effect on (i) ChiquitaFyffes and its subsidiaries, taken as a whole (following consummation of the Scheme Transaction and the Merger) or (ii) the benefits anticipated to be realised from the transactions contemplated by the Transaction Agreement (any such action, a “Burdensome Condition”);

•	no injunction, restraint or prohibition by any court of competent jurisdiction which prohibits consummation of the Scheme Transaction or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed), a Burdensome Condition having been entered and which is continuing to be in effect;

•	the Transaction Agreement not having been terminated in accordance with its terms;

•	the Scheme Circular having become effective and not being the subject of any stop order or proceedings seeking any stop order;

•	the representations and warranties of each party being true and correct, with certain exceptions, as of the date of the Transaction Agreement and the Sanction Date; and

•	the performance by each party of its obligations under the Transaction Agreement in all material respects.

The Scheme Circular, containing further information relating to the implementation of the Scheme Transaction, the full terms and Conditions of the Scheme, and the notices of the Court Meeting to be convened by direction of the High Court, the separate Fyffes Extraordinary General Meeting required to approve the Scheme and related resolutions and information relating to the convening of the Chiquita Shareholders Meeting will be posted as soon as reasonably practicable after the date of this announcement to Chiquita Shareholders and to Fyffes Shareholders.

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The Scheme Circular will contain important information about the Merger, being the merger of a wholly owned indirect subsidiary of ChiquitaFyffes with and into Chiquita (with Chiquita as the surviving corporation), the Scheme Transaction (including the Scheme), the Transaction Agreement, the Chiquita Shareholders Meeting, the Court Meeting and the Fyffes EGM. The Scheme Circular will also be a part of the Form S-4 filed with the SEC in order to register the ChiquitaFyffes Shares pursuant to the Securities Act. Upon a declaration of effectiveness by the SEC, the Scheme Circular will constitute a prospectus of ChiquitaFyffes.

7.	Employees

Following the Scheme Transaction becoming or being declared unconditional in all respects, the existing employment rights of the management and employees of the Chiquita Group and the Fyffes Group will be safeguarded in accordance with statutory requirements.

8.	Rule 30.2 Derogation

Rule 30.2(a) of the Irish Takeover Rules requires that, except with the consent of the Panel, and subject to Rule 2.7 of the Irish Takeover Rules, Fyffes must dispatch the Scheme Circular to Fyffes Shareholders within 28 days of the announcement of a firm intention to make an offer, being this announcement.

On 6 March 2014 the Panel agreed to grant the parties a derogation from Rule 30.2(a), with the result that the Scheme Circular may not be dispatched to Fyffes Shareholders for a number of months after the announcement of a firm intention to make the offer.

There is a requirement to file a Form S-4 Registration Statement (the “Form S-4”) with the SEC in connection with the Combination. The Form S-4 will contain the Scheme Circular. The preparation of the Form S-4 may take more than 28 days. Also, the SEC may elect to review the Form S-4 prior to declaring it effective. This review process may take 60 days or more to complete. Under SEC rules, the Scheme Circular cannot be dispatched to Fyffes Shareholders until the Form S-4 is declared effective by the SEC. The Panel granted the derogation on the basis that the Scheme Circular cannot be dispatched until the Form S-4 is declared effective by the SEC. The Scheme Circular will be dispatched to Fyffes Shareholders as soon as practicable after the Form S-4 is declared effective.

9.	Merger Benefit Statement

Chiquita and Fyffes anticipate that the transaction will potentially provide annualised recurring before tax overhead and operational synergies (including logistics and transport synergies) of at least $40 million by the end of 2016. These recurring annual synergies are anticipated to comprise of:

(a)	Potential operational efficiencies, generating synergies of $20 million, in the areas of fruit utilisation, shipping, port operations, packaging and procurement; and

(b)	Potential synergies of $20 million in the areas of public company expenses, integration of senior management and administration.

The annual tax cost of the synergies is estimated at $5 million. Approximately 50% of the recurring annual synergies are expected to be realised in the first full fiscal year post transaction closing, which is expected to be year ending December 2015, with the remainder of the recurring annual synergies taking effect in the second full fiscal year post transaction closing.

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Implementation and integration costs required to achieve the synergies during 2015 and 2016 are not anticipated to exceed $16 million, in total, before taxes.

Subject to the Scheme becoming effective, Fyffes Shareholders will be able to share in the expected benefits arising from the synergies resulting from the transaction by means of the new shares they will receive in ChiquitaFyffes.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimates should therefore be read in conjunction with the key assumptions underlying the estimates.

Neither the statements above nor any other synergy statement in this announcement should be construed as a profit forecast or interpreted to mean that ChiquitaFyffes adjusted earnings in the first fiscal year following consummation of the transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other period.

The estimate of synergies set out in this announcement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) PricewaterhouseCoopers and (ii) Goldman Sachs. Copies of their respective reports are included in Appendix IV and Appendix V to this announcement. Each of PricewaterhouseCoopers and Goldman Sachs has given and not withdrawn its consent to the issue of this announcement with the inclusion of its report in the form and context in which it is included.

10.	About Chiquita

Chiquita is a leading international marketer and distributor of bananas, salads, other fruits and healthy snacking products. It is headquartered in Charlotte, North Carolina, USA. The company markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of in excess of $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide.

For press release and other company information, visit Chiquita’s web site at www.Chiquita.com.

11.	About Fyffes

Fyffes is a leading international importer and distributor of tropical produce. With annual turnover in excess of $1.5 billion9, it is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. It markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide.

For press release and other company information, visit Fyffes web site at www.Fyffes.com.

12.	About ChiquitaFyffes

ChiquitaFyffes is currently a private limited company incorporated in Ireland under the name Twombly One Limited that was formed solely for the purpose of implementing the Combination. Prior to the Effective Date, ChiquitaFyffes will be re-registered, pursuant to the Companies Acts, as a public limited company. To date, ChiquitaFyffes has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement.

[9]	Includes share of revenue of Fyffes joint ventures of US$342 million.

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On the consummation of the Scheme, (a) Fyffes will become a wholly owned subsidiary of ChiquitaFyffes and (b) MergerSub, a wholly owned indirect subsidiary of ChiquitaFyffes, will merge with and into Chiquita, with the result that the separate corporate existence of MergerSub will cease and Chiquita will continue as the surviving corporation. At the Effective Time, all Chiquita common shares will be cancelled and will automatically be converted into the right to receive ChiquitaFyffes Shares on a one-for-one basis.

At and as of the Effective Time, it is expected that ChiquitaFyffes will be a publicly traded company listed on the NYSE. The combined business will be led by members of management of both companies as follows:

Non-Executive Chairman	Ed Lonergan
Chief Executive Officer	David McCann
Chief Financial Officer	Tom Murphy
Chief Operating Officer – Fresh Fruit	Coen Bos
Chief Operating Officer – Salads & Healthy Snacks	Brian Kocher
Chief Administrative Officer	Kevin Holland
Chief Legal Officer	James E. Thompson
Corporate Responsibility Officer	Manuel Rodriguez

13.	Fyffes Share Plans

Pursuant to the terms of the Transaction Agreement, ChiquitaFyffes will, in accordance with Rule 15 of the Irish Takeover Rules, make an appropriate offer or proposal to the holders of each outstanding Fyffes employee share option. As at March 10 2014, certain option holders have entered into undertakings not to exercise their options during the offer period and have agreed to support certain rule changes to the Fyffes Option Scheme. The undertakings relate to a total of 9,360,000 shares under option (being 3.1445% of the total issued share capital of Fyffes as at March 7, 2014).

14.	Delisting and Cancellation of Trading of Chiquita and Fyffes and Admission to Trading of ChiquitaFyffes plc

It is intended that, subject to and following the Scheme becoming effective, and subject to applicable requirements of the NYSE, ChiquitaFyffes will apply for cancellation of the quotation of Chiquita Shares on the NYSE and Fyffes will apply for cancellation of the quotation of Fyffes Shares on the ESM and AIM. The last day of dealing in Fyffes Shares on ESM and AIM and Chiquita Shares on the NYSE will be the last Business Day before the Effective Date (or, in certain circumstances, the Effective Date). It is expected that ChiquitaFyffes Shares will commence trading on NYSE on the Effective Date.

15.	Expenses Reimbursement Agreement

Chiquita and Fyffes have entered into the Expenses Reimbursement Agreement dated March 10 2014, the terms of which have been approved by the Panel. Under the Expenses Reimbursement Agreement, the parties have agreed to pay all documented, specific and quantifiable third party costs and expenses incurred by the other party, or on its behalf, for the purposes of, in preparation for, or in connection with the Combination, including, but not limited to, exploratory work carried out in contemplation of and in connection with the Combination, legal, financial and commercial due diligence and engaging advisers to assist in the process. The liability of Fyffes or Chiquita, as applicable, to pay these amounts shall arise only after the date of this announcement and is limited to a maximum amount equal to 1% of the total value attributable to the entire issued share capital of such party that is the subject of the Combination (excluding, for the avoidance of doubt, any treasury shares and any interest in such share capital of a party held by the other party or any party Acting in Concert with such party) calculated based on the closing price of a Fyffes Share or a Chiquita Share, as applicable, on the Business Day prior to the date of the occurrence of the relevant event set out below and exclusive of any value added tax payable, to the extent it is recoverable by any party.

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The circumstances in which such payment will be made by Fyffes to Chiquita are if:

(a)	the Transaction Agreement is terminated:

(i)	by Chiquita for the reason that the Fyffes Board or any committee thereof (A) withdraws (or modifies in any manner adverse to Chiquita), or proposes publicly to withdraw (or modify in any manner adverse to Chiquita), the Scheme Recommendation (unless the reason for such withdrawal or modification was in response to an Intervening Event that constitutes a Chiquita Material Adverse Effect) or (B) approves, recommends, adopts or otherwise declares advisable, or proposes publicly to approve, recommend, adopt or otherwise declare advisable, any Fyffes Alternative Proposal; or

(ii)	by Fyffes, at any time prior to obtaining the Fyffes Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Fyffes Superior Proposal; or

(b)	all of the following occur:

(i)	prior to the Court Meeting, a Fyffes Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Fyffes Alternative Proposal and, in each case, not publicly withdrawn at the time the Transaction Agreement is terminated under the circumstances set out in (b)(ii) below (it being understood that, for purposes of this clause (b)(i) and clause (b)(ii) below, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”); and

(ii)	the Transaction Agreement is terminated by either Fyffes or Chiquita for the reason that the Court Meeting or the Fyffes EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, are not approved by the requisite majorities; and

(iii)	a definitive agreement providing for a Fyffes Alternative Proposal is entered into within 9 months after such termination and such Fyffes Alternative Proposal is consummated.

The circumstances in which such payment will be made by Chiquita to Fyffes are if:

(a)	the Transaction Agreement is terminated:

(i)	by Fyffes for the reason that the Chiquita Board or any committee thereof (A) withdraws (or modifies in any manner adverse to Fyffes), or proposes publicly to withdraw (or modify in any manner adverse to Fyffes), the Chiquita Recommendation (unless the reason for such withdrawal or modification was in response to an Intervening Event that constitutes a Fyffes Material Adverse Effect) or (B) approves, recommends, adopts or otherwise declares advisable, or proposes publicly to approve, recommend, adopt or otherwise declare advisable, any Chiquita Alternative Proposal; or

(ii)	by Chiquita, at any time prior to obtaining the Chiquita Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Chiquita Superior Proposal; or

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(b)	all of the following occur:

(i)	prior to the Chiquita Shareholders Meeting, a Chiquita Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Chiquita Alternative Proposal and, in each case, not publicly withdrawn at the time the Transaction Agreement is terminated under the circumstances set out in (b)(ii) below (it being understood that, for purposes of this clause (b)(i) and clause (b)(ii) below, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”); and

(ii)	the Transaction Agreement is terminated by either Chiquita or Fyffes for the reason that the Chiquita Shareholders Meeting shall have been completed and the Chiquita Shareholder Approval shall not have been obtained; and

(iii)	a definitive agreement providing for a Chiquita Alternative Proposal is entered into within 9 months after such termination and such Chiquita Alternative Proposal is consummated.

The cap on payments to Chiquita under the Expenses Reimbursement Agreement does not apply to the payment of costs and expenses set out in the Transaction Agreement, including any amounts paid or payable by either Chiquita or Fyffes in connection with the “Financing” (being, (i) an amendment to the Chiquita ABL Agreement pursuant to which the lenders party thereto consent to the Scheme Transaction and the Merger and such other changes as are necessary or advisable as a result of the Scheme Transaction and the Merger and (ii) the amendment and/or refinancing of Fyffes existing credit facilities, together with such other facilities, if any, as the parties deem appropriate, on terms reasonably satisfactory to Chiquita and Fyffes, including the upsizing of such facilities).

Lazard has confirmed in writing to the Panel that in the opinion of the Fyffes Board, and in the opinion of Lazard in its capacity as adviser to Fyffes for the purposes of Rule 3 of the Irish Takeover Rules and having taken into account the commercial assessments of the Fyffes Board, in the context of the Scheme Transaction, the Expenses Reimbursement Agreement is in the best interests of Fyffes Shareholders. The Fyffes Board has also confirmed in writing to the Panel its opinion that, in the context of the Scheme Transaction, the Expenses Reimbursement Agreement is in the best interests of Fyffes Shareholders.

16.	Transaction Agreement

Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and MergerSub have entered into the Transaction Agreement which contains certain assurances in relation to the implementation of the Scheme and other matters relating to the Scheme Transaction. A summary of the principal terms of the Transaction Agreement will be set out in the Scheme Circular.

17.	Chiquita Shareholder Approval

Pursuant to the Transaction Agreement, MergerSub, an indirect wholly owned subsidiary of ChiquitaFyffes will merge with and into Chiquita, with Chiquita continuing as the surviving corporation in the merger. As a result of that, the Transaction Agreement must be adopted by the affirmative vote of a majority of the votes cast by Chiquita Shareholders at a shareholder meeting to be convened by Chiquita. Chiquita is required to send Chiquita Shareholders the Scheme Circular summarizing the background to and reasons for the Combination to be consummated pursuant to the Transaction Agreement (which will include a notice convening the Chiquita Shareholders Meeting), as well as information relating to the Enlarged Group and the ChiquitaFyffes Shares.

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18.	Chiquita Recommendation

The Board of Chiquita considers the terms of the Scheme Transaction and the Merger to be advisable, consistent with, and in furtherance of the strategies and goals of Chiquita. In connection with reaching such determination, the Board of Chiquita, which has been advised by Goldman Sachs and Wells Fargo Securities, LLC, has determined that the exchange ratio (taking into account the Merger) for the Chiquita Shareholders in connection with the Combination is fair from a financial point of view to the holders of Chiquita common stock. Accordingly, the Board of Chiquita unanimously recommends to Chiquita Shareholders to vote to approve the Transaction Agreement.

19.	Irrevocable Undertakings/Shareholder Support

As at the date of this announcement, Chiquita and ChiquitaFyffes have received irrevocable undertakings to vote at the Court Meeting in favour of the Scheme and to vote at the Fyffes EGM in favour of the EGM Resolutions from Balkan Investment Company and its related companies in respect of the aggregate 37,238,334 Fyffes Shares (representing 12.5% of Fyffes’ outstanding share capital) held or beneficially owned by them.

The irrevocable undertakings referred to above will lapse in the following circumstances:

•	the Scheme lapses or is withdrawn or Chiquita and/or ChiquitaFyffes makes an announcement to that effect (other than, in either case, if the Scheme lapses or is to lapse by application of the Irish Takeover Rules on an initiation by the European Commission of proceedings in respect of the Scheme Transaction under Article 6(1)(c) of the EC Merger Regulation or a referral by the European Commission of the Combination to a competent authority of an EU Member State under Article 9(c) of the EC Merger Regulation prior to the date of the Court Meeting);

•	there is a Fyffes Change of Recommendation; or

•	the Transaction Agreement is terminated in accordance with its terms.

Fyffes has received a letter dated March 7, 2014 on behalf of The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust (the “Trust”) in relation to its entire holdings amounting to 39,034,612 Fyffes Shares in the aggregate, representing 13.1% of Fyffes outstanding share capital, confirming that so long as the Fyffes Board is supportive of the transaction or the Transaction Agreement is not otherwise terminated or materially modified as determined by the Trust in the Trust’s sole and absolute discretion, the trust will vote all of its Fyffes Shares in favour of any proposal submitted to Fyffes Shareholders to approve the transaction.

20.	Interests and Short Positions in Fyffes

Save as disclosed in paragraph 13 (Fyffes Share Plans), as at March 7, 2014, being the last practicable date prior to this announcement, none of Chiquita or (so far as Chiquita is aware) any person Acting in Concert with Chiquita had any interest, or held any short position, in any relevant securities of Fyffes and none of Chiquita or any person Acting in Concert with Chiquita had any arrangement to which Rule 8.7 applies relating to relevant securities of Fyffes. For these purposes, “arrangement to which Rule 8.7 applies” has the meanings given to those terms in the Irish Takeover Rules. An “arrangement to which Rule 8.7 applies” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is, or may be, an inducement to one or more of such persons to deal or refrain from dealing in such securities. In the interests of confidentiality, Chiquita has made only limited enquiries in respect of certain parties who may be deemed by the Panel to be Acting in Concert with it for the purposes of the Combination. Further enquiries will be made to the extent necessary as soon as practicable following the date of this announcement and any disclosure in respect of such parties will be included in the Scheme Circular.

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21.	General

The acquisition of Fyffes shares contemplated by the Scheme Transaction and the Scheme will be made subject to the Conditions and further terms and conditions to be set out in the Scheme Circular. The Scheme Circular will include full details of the Scheme Transaction and will be accompanied by the appropriate forms of proxy.

Subject to certain conditions, Chiquita may elect to implement the Scheme Transaction and the acquisition of Fyffes shares by way of a takeover offer as an alternative to the Scheme, subject to the provisions of the Transaction Agreement and the consent of the Panel. In such event, the acquisition of Fyffes shares will be implemented on substantially the same terms so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments (including an acceptance condition set at 80% of the shares to which such offer relates or such lesser percentage as Chiquita may, with the consent of the Panel (if required) decide).

The Scheme Transaction and the Scheme will be governed by the laws of Ireland and will be subject to the applicable requirements of the Irish Takeover Rules and applicable laws. Appendix I to this announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to this announcement contains definitions of certain expressions used in this announcement; Appendix III to this announcement contains the Conditions of the Scheme Transaction and the Scheme; Appendix IV to this announcement contains the report of PricewaterhouseCoopers; Appendix V to this announcement sets out the report of Goldman Sachs; and Appendix VI to this announcement sets out the Transaction Agreement.

ENQUIRIES

Chiquita
Steve Himes	Ed Loyd
Tel: +1 980 636 5636	Tel: +1 980 636 5145

Goldman Sachs (financial adviser to Chiquita)
Tim Ingrassia	Michael Casey
Tel: +1 212 902 1000	Tel: +44 20 7774 1000

Fyffes
Seamus Keenan, Company Secretary	Wilson Hartnell PR
Tel: +353 1 887 2700	Brian Bell
Tel: +353 1 669 0030

Lazard (financial adviser to Fyffes)
Tim George	Nicholas Shott
Alexander Hecker	Aamir Khan
Tel: +1 212 632 6000	Tel: +44 20 7187 2000

Davy Corporate Finance (corporate broker to Fyffes)
Ivan Murphy
Fergal Meegan
Tel: +353 1 679 6363

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The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs is acting as financial adviser to Chiquita and no one else in connection with the Combination and will not be responsible to anyone other than Chiquita for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Combination, the contents of this announcement or any transaction or arrangement referred to herein. Neither Goldman Sachs nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs in connection with this announcement, any statement contained herein or otherwise.

Wells Fargo Securities, LLC is acting as financial adviser to the Chiquita Board and no one else in connection with the Combination and will not be responsible to anyone other than Chiquita for providing the protections afforded to clients of Wells Fargo Securities, LLC or for providing advice in relation to the Combination, the contents of this announcement or any transaction or arrangement referred to herein. Neither Wells Fargo Securities, LLC nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Wells Fargo Securities, LLC in connection with this announcement, any statement contained herein or otherwise.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to Fyffes and no one else in connection with the matters described in this announcement, and will not be responsible for anyone other than Fyffes for providing the protections afforded to clients of Lazard nor for providing advice in relation to the matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Davy and Davy Corporate Finance each of which is regulated in Ireland by the Central Bank of Ireland, are acting for Fyffes and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Fyffes for providing the protections afforded to their clients or for providing advice in connection with the matters described in this announcement or any matter referred to herein.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

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Important Additional Information will be filed with the SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Proxy Statement of Chiquita that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling +1 (980) 636 5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Registrar of Companies and available at Fyffes website www.Fyffes.com or by contacting Seamus Keenan, Fyffes Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling +353 1 887 2700.

Participants in the Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Combination. Information about the directors and executive officers of Fyffes is set forth in its annual report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its annual report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This announcement and related press release contain certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

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With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the Combination may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the Combination. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of Companies and available at Fyffes website at www.Fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Fyffes or Chiquita, all “dealings” in any “relevant securities” of Fyffes or Chiquita (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Fyffes or Chiquita, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Fyffes by Chiquita or “relevant securities” of Chiquita by Fyffes, or by any person “acting in concert” with either of them must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

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A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Scheme Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Scheme Transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Scheme Transaction should be made only on the basis of the information contained in the Scheme Circular or any document by which the Scheme Transaction and the Scheme are made. Chiquita Shareholders and Fyffes Shareholders are advised to read carefully the formal documentation in relation to the proposed Scheme Transaction once the Scheme Circular has been dispatched. This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

Pursuant to Rule 2.6I of the Irish Takeover Rules, this announcement will be available to Chiquita employees on Chiquita’s website (www.Chiquita.com) and Fyffes Employees on Fyffes website (www.Fyffes.com).

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APPENDIX I

Sources of information and bases of calculation

Sources of information and bases of calculation

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

(a)	References to market position are based upon the parties’ estimates of volumes sold;

(b)	References to annual revenues of ChiquitaFyffes are based on pro forma aggregate 2013 revenues and include share of revenue of Fyffes joint ventures of $342 million;

(c)	Net income reflects anticipated overhead and operational synergies as realized and adjusted for non-recurring costs and potential transaction related amortization expenses;

(d)	The historical share price is sourced from the New York Stock Exchange for Chiquita and from the Irish Stock Exchange Limited for Fyffes;

(e)	The value of the whole of the existing issued share capital of Fyffes is based upon the entire issued ordinary share capital excluding treasury shares at March 7, 2014, namely 297,659,807 Fyffes Shares;

(f)	The value of the whole of the existing issued share capital of Chiquita is based upon the entire issued ordinary share capital at March 7, 2014, namely 46,892,044 Chiquita Shares;

(g)	References to the arrangements in place between Fyffes and Chiquita regarding an expenses reimbursement agreement are sourced from the terms of the Expenses Reimbursement Agreement approved by the Panel;

(h)	The entire issued and to be issued share capital (fully diluted share capital) of Fyffes is calculated on the basis of:

(i)	the number of issued Fyffes Shares, as set out in paragraph (e) above;

(ii)	11,824,000 Fyffes Options outstanding (net of Fyffes Options scheduled to expire on March 15, 2014) under the Fyffes Option Scheme; and

(iii)	full exercise of the outstanding options;

(i)	The entire issued and to be issued share capital (fully diluted share capital) of Chiquita is calculated on the basis of:

(a)	the number of issued Chiquita Shares, as set out in paragraph (f) above;

(b)	1,440,062 options to acquire Chiquita Shares and 1,535,617 Chiquita Share Awards outstanding under the Chiquita Share Plans; and full exercise of the outstanding options and vesting of outstanding share awards under the Chiquita Share Plans;

(c)	Chiquita’s 4.25% Convertible Senior Notes due 2016 not converting into Chiquita ordinary shares;

(j)	Save where otherwise stated, financial and other information concerning Fyffes and Chiquita has been extracted from published sources or from audited financial results of Fyffes and Chiquita;

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(k)	References to the arrangements in place between Fyffes and Chiquita regarding a transaction agreement are sourced from the Transaction Agreement;

(l)	Information in relation to the volume-weighted average price per Fyffes Share as quoted by Bloomberg (function: VWAP) reflects the 30 trading days from January 27, 2014 up to and including March 7, 2014 (only trading days are included in the average); and

(m)	The Euro to U.S. dollar exchange rate is the closing spot rate on March 7, 2014 as quoted by Bloomberg (function: EURUSD CMPL Curncy).

The basis of belief for expected synergies

The bases of belief (including sources of information and assumptions made) that support the expected synergies are set out in the following paragraphs. The estimate of synergies has been reported on in accordance with Rule 19.3(b)(ii) of the Irish Takeover Rules.

The expected sources of the potential recurring before tax annual synergies are anticipated to comprise of efficiencies in the areas of procurement, supply chain, shipping, container management, port operations and administration.

When evaluating the potential recurring before tax annual synergies and the tax costs associated with such synergies, the Chiquita Board has assumed the following:

•	That the Scheme will become effective and ChiquitaFyffes will acquire 100% of the issued and to be issued share capital of Fyffes and Chiquita on completion of the Scheme Transaction and the Merger;

•	That there will be no material impact on the combined company arising from any decisions made by competition authorities;

•	That there will be no material change to the market dynamics (including, without limitation, as a result of changes in bunker fuel rates or as a result of weather events and other natural catastrophes) affecting Chiquita and/or Fyffes following the completion of the Scheme Transaction and the Merger;

•	That there will be no material adverse impact on the on-going business arising as a result of the Scheme Transaction and the Merger;

•	That there will be no material change to exchange rates following the completion of the Scheme Transaction and the Merger; and

•	There will be no material change to income tax laws or regulations affecting Chiquita and/or Fyffes following completion of the Scheme Transaction and the Merger.

In establishing the estimate of the anticipated recurring before tax annual synergies and the associated tax costs, the Chiquita Board has reviewed the results of discussions of the respective managements of Chiquita and Fyffes regarding the opportunities for synergies and other cost efficiencies. As part of the diligence process, Chiquita management, together with the management of Fyffes, reviewed such opportunities and determined the source and scale of the potential recurring before tax annual synergies and associated tax costs. The potential recurring before tax synergies and associated tax costs are incremental to Chiquita’s existing plans and, to the best of Chiquita’s knowledge, Fyffes existing plans.

In addition to information from Chiquita’s and Fyffes respective management teams, the sources of information that Chiquita has used to arrive at the estimate of the potential recurring before tax annual synergies and expected associated tax costs, include:

(a)	the Fyffes annual report and accounts;

(b)	Fyffes presentations to analysts;

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(c)	Fyffes website;

(d)	Analysts’ research;

(e)	Other public information; and

(f)	Chiquita’s knowledge of the industry and of Fyffes.

There remains an inherent risk in the synergy forward-looking statements. No synergy statement in this announcement, including any statement that the Combination will be accretive, should be construed as a profit forecast or interpreted to mean that ChiquitaFyffes earnings in the first full year following the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other period.

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APPENDIX II

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

“1963 Act” means the Companies Act 1963, as amended;

“Acting in Concert” has the meaning given to that term in the Irish Takeover Panel Act 1997;

“AIM” means the Alternative Investment Market of the London Stock Exchange plc;

“AIM Rules” means the AIM Rules for Companies published by the London Stock Exchange plc as in force from time to time;

“Board of Chiquita” or “Chiquita Board” means the board of directors of Chiquita;

“Board of Fyffes” or “Fyffes Board” means the board of directors of Fyffes;

“Business Day” means any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cancellation Shares” means the shares in Fyffes that will be cancelled pursuant to the Scheme under sections 72 and 74 of the 1963 Act;

“Chiquita” means Chiquita Brands International, Inc., a New Jersey corporation;

“Chiquita Alternative Proposal” means any bona fide proposal or bona fide offer made by any person for (i) the acquisition of Chiquita by takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Chiquita and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Chiquita’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Chiquita Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Chiquita as a result of which the holders of Chiquita Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“ChiquitaFyffes” means Twombly One Limited, a private limited company incorporated in Ireland and which shall, prior to the Effective Date, be renamed and re-registered as ChiquitaFyffes plc;

“ChiquitaFyffes Shares” means ordinary shares of ChiquitaFyffes;

“Chiquita Group” means Chiquita and all of its Subsidiaries;

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“Chiquita Material Adverse Effect” means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Chiquita and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date of the Transaction Agreement shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Chiquita and its Subsidiaries, taken as a whole, operate; (B) changes in laws of general applicability, U.S. GAAP or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Chiquita or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Chiquita Shares in and of itself, or the fact, in and of itself, that Chiquita failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); (G) the announcement or the existence of the Transaction Agreement or the transactions contemplated thereby or the performance of and the compliance with the Transaction Agreement (except that this sub-clause (G) shall not apply with respect to Chiquita’s representations and warranties in clause 6.2(c)(iii) of the Transaction Agreement); (H) any litigation brought or threatened by shareholders of Chiquita (whether on behalf of Chiquita or otherwise) in connection with the Transaction Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Fyffes; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Chiquita as of the date of the Transaction Agreement (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Chiquita as of the Transaction Agreement shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Chiquita and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Chiquita and its Subsidiaries operate;

“Chiquita Merger Parties” means collectively Twombly One Limited (to be renamed ChiquitaFyffes), Delaware Sub and MergerSub;

“Chiquita Parties” means Chiquita, ChiquitaFyffes, Delaware Sub and MergerSub;

“Chiquita Recommendation”, the recommendation of the Chiquita Board that Chiquita Shareholders vote in favour of the adoption of the Transaction Agreement;

“Chiquita Share Award” means a compensatory award consisting of or denominated in Chiquita Shares, other than any option or other right to acquire Chiquita Shares granted under any Chiquita Share Plan;

“Chiquita Shareholders” means the holders of Chiquita Shares;

“Chiquita Shareholder Approval” means the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act;

“Chiquita Shareholders Meeting” means the meeting of Chiquita Shareholders to be convened as promptly as practicable following the day upon which the Scheme Circular becomes effective for the purposes of obtaining adoption of the Transaction Agreement by the affirmative vote of a majority of votes cast by Chiquita Shareholders at such Chiquita Shareholders Meeting;

“Chiquita Share Plans” means the Chiquita Stock and Incentive Plan, Employee Stock Purchase Plan, and the Restricted Stock Unit Award and Stock Option Award Agreements with Edward F. Lonergan;

“Chiquita Shares” means the common shares of Chiquita, par value $0.01 per share and “Chiquita Share” means any one of them;

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“Chiquita Superior Proposal” means an unsolicited written bona fide Chiquita Alternative Proposal made by any person that the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisers and outside legal counsel) is more favourable to the Chiquita Shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Chiquita Board considers to be appropriate (it being understood that, for purposes of the definition of “Chiquita Superior Proposal”, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”);

“Companies Acts” means the Irish Companies Acts 1963 to 2013;

“Conditions” means the conditions to the Scheme Transaction and the Scheme set out in paragraphs 1, 2, 3, 4 and 5 of Part A of Appendix III of this announcement and “Condition” means any one of them;

“Consideration Shares” means the consideration of 0.1567 ChiquitaFyffes Shares for each Fyffes Share held;

“Court Meeting” means the meeting or meetings of the Fyffes Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to section 201 of the 1963 Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution” means the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Court Order” means the order or orders of the High Court sanctioning the Scheme under section 201 of the 1963 Act and confirming the reduction of capital that forms part of it under sections 72 and 74 of the 1963 Act;

“Delaware Sub” means CBII Holding Corporation, a company incorporated in Delaware;

“Effective Date” means the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time” means the time on the Effective Date at which the Court Order and a copy of the minute required by section 75 of the 1963 Act are registered by the Registrar of Companies; provided, that the Scheme shall become effective substantially concurrently with the effectiveness of the Merger, to the extent possible;

“EGM Resolutions” means the resolutions to be proposed at the Fyffes EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Fyffes, changes to the articles of association of Fyffes and such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination;

“Enlarged Group” means ChiquitaFyffes and its post- Combination Subsidiaries, which shall include Chiquita and Fyffes;

“End Date”, the date that is twelve months after the date of the Transaction Agreement; provided, that if as of such date all Conditions (other than any of Conditions 2(c), 2(d), 3(c), 3(d), 3(e), 3(f), 3(g) or 3(h)) have been satisfied (or, in the sole discretion of the applicable party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable party, waived (where applicable)) if the Combination were completed on such date, the “End Date” shall be the date that is fifteen months after the date of the Transaction Agreement;

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“ESM” means the Enterprise Securities Market operated by the Irish Stock Exchange;

“ESM Rules” means the ESM Rules for Companies published by the ISE as in force from time to time;

“EU IFRS”, International Financial Reporting Standards as adopted by the European Union and which were applicable at the respective reporting date;

“EUMR” means the EC Merger Regulation;

“Euro” or “€” means the single currency unit provided for in the Council Regulation (EC) NO974/98 of 8 May 1990, being the lawful currency of Ireland;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Expenses Reimbursement Agreement” means the expenses reimbursement agreement dated March 10, 2014 between Chiquita and Fyffes, the terms of which have been approved by the Panel;

“Fyffes” means Fyffes plc, a company incorporated in Ireland with registered number 73342 having its registered office at 29 North Anne Street, Dublin 7 Ireland;

“Fyffes Alternative Proposal” means any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Chiquita or any person Acting in Concert with Chiquita pursuant to Rule 2.5 of the Irish Takeover Rules) for (i) the acquisition of Fyffes by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Fyffes and its Subsidiaries, taken a whole measured by either book value or fair market value (including equity securities of Fyffes Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Fyffes Shares; or (iv) any merger, business combination, consolidation share exchange, recapitalisation or similar transaction involving Fyffes as a result of which the holders of Fyffes Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“Fyffes Change of Recommendation” shall mean if the Fyffes Board or any committee thereof shall (except as set out in clauses 5.3(d), (e) and (f) of the Transaction Agreement) (A) withdraw (or modify in any manner adverse to Chiquita), or propose publicly to withdraw (or modify in any manner adverse to Chiquita), its recommendation that Fyffes Shareholders vote in favour of the EGM Resolutions (or its recommendation that Fyffes Shareholders accept the takeover offer, as applicable), or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Fyffes Alternative Proposal;

“Fyffes Employees” means the employees of any member of the Fyffes Group;

“Fyffes Equity Award Holders” means the holders of Fyffes Options and/or Fyffes Share Awards;

“Fyffes Extraordinary General Meeting” or “Fyffes EGM” means the extraordinary general meeting of the Fyffes Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the Fyffes EGM shall be correspondingly adjourned);

“Fyffes Group” means Fyffes and all of its Subsidiaries;

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“Fyffes Material Adverse Effect” means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Fyffes and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date of the Transaction Agreement shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Fyffes and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, EU IFRS or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Fyffes or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Fyffes Shares in and of itself, or the fact, in and of itself, that Fyffes failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); (G) the announcement or the existence of the Transaction Agreement or the transactions contemplated thereby or the performance of and the compliance with the Transaction Agreement (except that this sub-clause (G) shall not apply with respect to Fyffes representations and warranties in clause 6.1(c)(iii) of the Transaction Agreement); (H) any litigation brought or threatened by shareholders of Fyffes (whether on behalf of Fyffes or otherwise) in connection with the Transaction Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Chiquita; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Fyffes as of the date of the Transaction Agreement (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Fyffes as of the date of the Transaction Agreement shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Fyffes and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Fyffes and its Subsidiaries operate;

“Fyffes Option” means an option to acquire Fyffes Shares;

“Fyffes Option Scheme” means the Fyffes 2007 Share Option Scheme;

“Fyffes Share Award” any Share or other Share-based award pursuant to the Fyffes Profit Share Scheme, the Fyffes Short Term Incentive Plan (to the extent relating to the issuance of Fyffes Shares or deferred Fyffes Shares), the Fyffes Share Incentive Plan and the Fyffes Employee Benefit Trust;

“Fyffes Shareholder Approval” means (i) the approval of the Scheme by a majority in number of the Fyffes Shareholders representing three-fourths (75%) or more in value of the Fyffes Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majority of Fyffes Shareholders at the Fyffes Extraordinary General Meeting (or at any adjournment of such meeting);

“Fyffes Shareholders” means the holders of Fyffes Shares;

“Fyffes Shares” means the ordinary shares of €0.06 each in the capital of Fyffes and “Fyffes Share” means any one of them;

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“Fyffes Superior Proposal” means an unsolicited written bona fide Fyffes Alternative Proposal made by any person that the Fyffes Board determines in good faith (after consultation with Fyffes financial advisers and outside legal counsel) is more favourable to the Fyffes Shareholders than the transactions contemplated by the Transaction Agreement, taking into account (i) any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by Chiquita in respect of such Fyffes Alternative Proposal in accordance with clauses 5.3(d) and/or 5.3(e) of the Transaction Agreement and (ii) such financial regulatory, legal and other aspects of such proposal as the Fyffes Board considers to be appropriate (it being understood that, for purposes of the definition of “Fyffes Superior Proposal”, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”);

“Goldman Sachs” means Goldman Sachs & Co., Goldman Sachs International and affiliates;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended, and the rules and regulations promulgated thereunder;

“Intervening Event” means with respect to Fyffes or Chiquita, as applicable, a material change, circumstance, development, effect, event or occurrence that was not known to the Fyffes Board or Chiquita Board, as applicable, on the date of the Transaction Agreement, which event, development, occurrence, state of facts or change becomes known to the Fyffes Board or Chiquita Board, as applicable, before the Fyffes Shareholder Approval or Chiquita Shareholder Approval, as applicable, is obtained; provided, that (i) in no event shall any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in clause 7.2 of the Transaction Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, a party or any of its Subsidiaries constitute an Intervening Event with respect to the other party unless such event, development, occurrence, state of facts or change has had or would reasonably be expected to have a Fyffes Material Adverse Effect (if such other party is Chiquita) or a Chiquita Material Adverse Effect (if such other party is Fyffes), (iii) in no event shall the receipt, existence of or terms of a Fyffes Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Fyffes and (iv) in no event shall the receipt, existence of or terms of a Chiquita Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Chiquita;

“Ireland” means the island of Ireland, excluding Northern Ireland and the word “Irish” shall be construed accordingly;

“Irish High Court” or “High Court” means the High Court of Ireland;

“Irish Takeover Rules” means the Irish Takeover Panel Act 1997, Takeover Rules 2013;

“Irish Stock Exchange” means The Irish Stock Exchange Limited;

“Lazard” means Lazard & Co., Limited;

“London Stock Exchange” means London Stock Exchange plc;

“Merger” means the merger of MergerSub with and into Chiquita in accordance with the Transaction Agreement;

“MergerSub” means Chiquita Merger Sub, Inc., a company incorporated in New Jersey;

“Northern Ireland” means the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

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“NYSE” means the New York Stock Exchange;

“Panel” means the Irish Takeover Panel;

“Proxy Statement” means the mutually acceptable proxy materials to be filed with the SEC which shall constitute (A) the Scheme Circular, which shall also constitute the proxy statement relating to the matters to be submitted to the Fyffes Shareholders at the Court Meeting and the Fyffes EGM and (B) the proxy statement relating to the matters to be submitted to the Chiquita Shareholders at the Chiquita Shareholders Meeting;

“Registrar of Companies” means the Registrar of Companies in Ireland;

“Resolutions” means the resolutions to be proposed at the Fyffes EGM and Court Meeting required to effect the Scheme, which will be set out in the Scheme Circular;

“Restricted Jurisdiction” means the jurisdictions in which the release, publication or distribution of this announcement may restricted by the laws of those jurisdictions;

“Scheme” or “Scheme of Arrangement” means the proposed scheme of arrangement under Section 201 of the 1963 Act and the capital reduction under sections 72 and 74 of the 1963 Act to effect the Scheme Transaction pursuant to the Transaction Agreement, in such terms and form as the parties, acting reasonably, mutually agree including any revision thereof as may be agreed between the parties in writing;

“Scheme Circular” means the joint scheme circular of Fyffes and Chiquita, which will form a part of a registration statement on Form S-4 of ChiquitaFyffes, drawn up in accordance with the Securities Act, the 1963 Act and the Irish Takeover Rules in the name of ChiquitaFyffes and to be posted to Fyffes Shareholders and Chiquita Shareholders and which shall contain, amongst other things, (i) the notice of the Chiquita Shareholders Meeting (ii) the Scheme (iii) the notice or notices of the Court Meeting and Fyffes EGM (iv) an explanatory statement as required by section 202 of the 1963 Act with respect to the Scheme (v) such other information as may be required or necessary pursuant to the 1963 Act or the Irish Takeover Rules and (vi) such other information as Fyffes and Chiquita shall agree;

“Scheme Recommendation” means the recommendation of the Fyffes Board that Fyffes Shareholders vote in favour of the Resolutions;

“Scheme Transaction” means the proposed acquisition by ChiquitaFyffes of Fyffes by means of the Scheme or a takeover offer (and any such Scheme or takeover offer as it may revised, amended or extended from time to time) pursuant to the Transaction Agreement (whether by way of the Scheme or the takeover offer) (including the issuance by ChiquitaFyffes of the aggregate Consideration Shares pursuant to the Scheme or the takeover offer), as described in this announcement and provided for in the Transaction Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended;

“Subsidiary” means in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power (provided that the Chiquita Merger Parties shall be deemed to be Subsidiaries of Chiquita for the purposes of the Transaction Agreement);

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“Transaction Agreement” means the Transaction Agreement dated March 10, 2014 between Chiquita, ChiquitaFyffes, Delaware Sub, MergerSub and Fyffes in relation to the implementation of the Scheme and the Scheme Transaction;

“United States” or “U.S.” means the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“Voting Record Time” means the time and date to be specified as the voting record time for the Court Meeting (or any adjournment thereof) in the Scheme Circular;

All amounts contained within this document referred to by “$” and “c” refer to the U.S. dollar and U.S. cents. Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise. Words importing the singular shall include the plural and vice versa and words supporting the masculine shall include the feminine or neuter gender.

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APPENDIX III

Conditions of the Scheme Transaction and the Scheme

Part A

The Scheme Transaction and the Scheme will comply with the Irish Takeover Rules and, where relevant, the rules and regulations of the United States Securities Exchange Act of 1934 (as amended) (the “Exchange Act”), the AIM Rules and the ESM Rules and the rules and regulations of the NYSE, and are subject to the conditions set out in this announcement and to be set out in the Scheme Circular. The Scheme Transaction and the Scheme are governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state pursuant to an Irish judgement. For purposes of this Appendix III, to the extent the usage of such term is not clear, capitalised terms shall have the meanings set forth in the Transaction Agreement contained in Appendix VI of this announcement, save where those capitalised terms are otherwise defined in Appendix II of this announcement. Brief summaries of the representations and warranties in the Transaction Agreement referred to in this Part A are contained in Part B of this Appendix III. The full text of the representations and warranties are contained in the Transaction Agreement set out in Appendix VI.

The Scheme Transaction and the Scheme will be subject to the following conditions:

1.	The Scheme Transaction will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such earlier date as may be specified by the Panel, or such later date as Chiquita and Fyffes may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).

2.	The Scheme will be conditional upon:

(a)	the approval of the Scheme by a majority in number of the Fyffes Shareholders representing three-fourths (75%) or more in value of the Fyffes Shares, at the Voting Record Time, held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

(b)	the resolutions to be proposed at the Fyffes Extraordinary General Meeting for the purposes of approving and implementing the Scheme and the reduction of capital of Fyffes, authorizing the directors of Fyffes to allot new ordinary shares in Fyffes to ChiquitaFyffes on the Scheme and the reduction of capital becoming effective, making the necessary amendments to the articles of association of Fyffes to provide that any ordinary shares of Fyffes that are issued at or after the record time for the Scheme are acquired by ChiquitaFyffes for the Scheme Consideration and approving such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Scheme Transaction or, subject to the consent of Chiquita (such consent to be not unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Scheme Transaction and set out in the notice of the Fyffes Extraordinary General Meeting being duly passed by the requisite majority of Fyffes Shareholders at the Fyffes Extraordinary General Meeting (or at any adjournment of such meeting);

(c)	the sanction by the High Court (with or without modification) of the Scheme pursuant to Section 201 of the Act and the confirmation of the reduction of capital involved therein by the High Court (the date on which the condition in this paragraph 2(c) is satisfied, the “Sanction Date”); and

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(d)	office copies of the Court Order and the minute required by Section 75 of the Act in respect of the reduction (referred to in paragraph 2(c)), being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

3.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Scheme Transaction will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

(a)	the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act;

(b)	the NYSE shall have authorised, and not withdrawn such authorisation, for listing all of the Share Consideration to be issued in the Scheme Transaction and all of the ChiquitaFyffes Shares (including any ChiquitaFyffes Shares issuable upon the exercise of outstanding equity awards and/or conversion of the Convertible Notes) to be delivered pursuant to the Merger subject to satisfaction of any conditions to which such approval is expressed to be subject;

(c)	all applicable waiting periods under the HSR Act shall have expired or been terminated, in each case in connection with the Combination and/or the Merger, as the case may be;

(d)	to the extent that all or part of the Scheme Transaction and/or the Merger, as the case may be, is referred to the European Commission (the “Commission”) pursuant to Article 4(5) or Article 22 of the EC Merger Regulation (the “EUMR”) and the Commission obtains jurisdiction under the EUMR to examine the Scheme Transaction and/or the Merger, as the case may be, the issuing by the Commission of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EUMR, declaring the Combination and/or the Merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed to by the parties pursuant to clause 7.2 of the Transaction Agreement;

(e)	to the extent that the Commission has jurisdiction to examine all or part of the Scheme Transaction and/or the Merger, as the case may be, under the EUMR and subsequently all or part of the Scheme Transaction and/or the Merger, as the case may be, is referred by the Commission under Articles 9(1) or 9(5) of the EUMR, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area, to the Relevant Authority of one or member countries of the European Economic Area, the issuing by such Relevant Authority or Authorities (in case of a partial referral, in conjunction with a final decision of the Commission) of a final decision or decisions which satisfy (or together satisfy) Condition 3(d) above (that clause being interpreted mutatis mutandis);

(f)	to the extent that the Relevant Authority or Authorities of the United Kingdom, Germany, Poland and/or the Netherlands has jurisdiction under national Antitrust Laws to examine the Scheme Transaction, and/or the Merger, as the case may be, the issuing by such Relevant Authority or Authorities of a final decision or decisions which satisfy (or together satisfy) Condition 3(d) above (Condition 3(d) being interpreted mutatis mutandis) and/or all applicable waiting periods having expired, lapsed or been terminated (as appropriate) without the Scheme Transaction and/or the Merger, as the case may be, being prohibited;

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(g)	to the extent that Part 3 of the Competition Act is applicable:

(i)	the Irish competition authority as defined under the Competition Act (the “Competition Authority”), in accordance with Section 21(2)(a) of the Competition Act, having informed Chiquita that the Combination and/or the Merger, as the case may be, may be put into effect;

(ii)	the period specified in Section 21(2) of the Competition Act having elapsed without the Competition Authority having informed Chiquita of the determination (if any) which it has made under Section 21(2) of the Competition Act;

(iii)	the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Chiquita a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Scheme Transaction and/or the Merger, as the case may be, may be put into effect;

(iv)	the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Chiquita a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Scheme Transaction, and/or the Merger, as the case may be, may be put into effect subject to conditions specified by the Competition Authority being complied with and such conditions being acceptable to Chiquita and Fyffes, in accordance with Section 7.2 of the Transaction Agreement; or

(v)	the period of four months after the appropriate date (as defined in Section 19(6) of the Competition Act) having elapsed without the Competition Authority having made a determination under Section 22(3) of the Competition Act in relation to the Scheme Transaction and/or the Merger, as the case may be;

(h)	all other required regulatory clearances shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Scheme Transaction and/or the Merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the Transaction Agreement, the Scheme Transaction, the Merger or the Scheme if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (A) ChiquitaFyffes and its Subsidiaries, taken as a whole (following the consummation of the Scheme Transaction and the Merger) or (B) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the Transaction Agreement;

(i)	no injunction, restraint or prohibition by any court of competent jurisdiction or Antitrust Order by any Relevant Authority which prohibits consummation of the Scheme Transaction or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition shall have been entered and shall continue to be in effect;

(j)	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking any stop order; and

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(k)	the Transaction Agreement shall not have been terminated in accordance with its terms.

4.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Chiquita Parties’ obligation to effect the Scheme Transaction will also be conditional upon the following matters having been satisfied (or waived by Chiquita) on or before the Sanction Date:

(a)	(i) (x) The representations and warranties of Fyffes set forth in clauses 6.1(b)(i), the second sentence of Clause 6.1(j) and 6.1(t) of the Transaction Agreement (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (except in the cause of clause 6.1(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Fyffes set forth in clauses 6.1(b)(ii) to (v) (inclusive) (to the extent relating to shares in the capital of Fyffes) (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Fyffes set forth in clause 6.1(c)(i) of the Transaction Agreement shall be true and correct other than as would not materially impede or prevent the consummation of the Scheme Transaction at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Fyffes Representations” are listed in Part B of this Appendix III and contained in the Transaction Agreement), (ii) the representations and warranties of Fyffes set forth in clause 6.1 of the Transaction Agreement other than the Specified Fyffes Representations (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;

(b)	Fyffes shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date; and

(c)	Fyffes shall have delivered to Chiquita a certificate, dated as of the Sanction Date and signed by an executive officer of Fyffes, certifying on behalf of Fyffes to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied.

5.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, Fyffes obligation to effect the Scheme Transaction will also be conditional upon the following matters having been satisfied (or waived by Fyffes) on or before the Sanction Date:

30

(a)	(i) (x) The representations and warranties of Chiquita and ChiquitaFyffes set forth in clauses 6.2(b)(i), the second sentence of 6.2(j) and 6.2(u) of the Transaction Agreement (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (except in the case of clause 6.2(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clauses 6.2(b)(ii) and 6.2(b)(iii) of the Transaction Agreement (to the extent relating to shares in the capital of Chiquita) (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clause 6.2(c)(i) of the Transaction Agreement shall be true and correct other than as would not materially impede or prevent the consummation of the Scheme Transaction at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Chiquita Representations” are listed in Part B of this Appendix III and contained in the Transaction Agreement), (ii) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clause 6.2 of the Transaction Agreement other than the Specified Chiquita Representations (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;

(b)	The Chiquita Parties shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by them prior to the Sanction Date; and

(c)	Chiquita shall have delivered to Fyffes a certificate, dated as of the Sanction Date and signed by an executive officer of Chiquita, certifying on behalf of Chiquita to the effect that the conditions set forth in paragraphs 5(a) and 5(b) have been satisfied.

6.	Subject to the requirements of the Panel:

(a)	Chiquita and Fyffes reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 3 (provided that both parties agree to any such waiver);

(b)	Chiquita reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of conditions in paragraph 4; and

(c)	Fyffes reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in paragraph 5.

7.	The Scheme will lapse unless it is effective on or prior to the End Date.

8.	If Chiquita is required to make an offer for Fyffes Shares under the provisions of Rule 9 of the Takeover Rules, Chiquita may make such alterations to any of the conditions set out in paragraphs 1, 2, 3, 4 and 5 above as are necessary to comply with the provisions of that rule.

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9.	Chiquita reserves the right, subject to the prior written approval of the Panel, to effect the Scheme Transaction by way of a takeover offer in the circumstances described in and subject to the terms of clause 3.6 of the Transaction Agreement. Without limiting clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are at least as favourable to the Fyffes Shareholders (except for an acceptance condition set at 80% of the nominal value of the Fyffes Shares to which such an offer relates and which are not already in the beneficial ownership of Chiquita so far as applicable) as those which would apply in relation to the Scheme.

32

APPENDIX III

Part B

Conditions of the Scheme Transaction and the Scheme

Transaction Agreement Clause Reference The Specified Fyffes Representations

Clause 6.1(b)(i) (Capital)
The second sentence of Clause 6.1(j) (Absence of Certain Changes or Events)
Clause 6.1(t) (Finders or Brokers)
Clause 6.1(b)(ii) to Clause 6.1(b)(v) (inclusive) (Capital)
Clause 6.1(c)(i) (Corporate Authority Relative to this Agreement; No Violation)

Transaction Agreement Clause Reference The representations and warranties of Fyffes other than the Specified Fyffes Representations

Clause 6.1(a) (Qualification, Organisation, Subsidiaries, etc.) and Clause 6.1(a)(i) (Subsidiaries)
Clause 6.1(b)(vi) (Capital)
Clause 6.1(c)(ii) and Clause 6.1(c)(iii) (Corporate Authority Relative to this Agreement; No Violation)
Clause 6.1(d)(i) and Clause 6.1(d)(ii) (Reports and Financial Statements)
Clause 6.1(e) (Internal Controls and Procedures)
Clause 6.1(f) (No Undisclosed Liabilities)
Clause 6.1(g)(i) to Clause 6.1(g)(iii) (inclusive) (Compliance with Law; Permits)
Clause 6.1(h)(i) to Clause 6.1(h)(vii) (inclusive) (Environmental Law and Regulations)
Clause 6.1(i)(i) to Clause 6.1(i)(iv) (inclusive) (Employee Benefit Plans)
Clause 6.1(j) (excluding the second sentence) (Absence of Certain Changes or Events)
Clause 6.1(k) (Investigations; Litigation)
Clause 6.1(l) (Information Supplied)
Clause 6.1(m)(i) and Clause 6.1(m)(ii) (Tax Matters)

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Clause 6.1(n)(i) and Clause 6.1(n)(ii) (Labour Matters)
Clause 6.1(o) (Intellectual Property)
Clause 6.1(p)(i) to Clause 6.1(p)(viii) (inclusive) (Real Property)
Clause 6.1(q) (Required Vote of Fyffes Shareholders)
Clause 6.1(r)(i) and Clause 6.1(r)(ii) (Material Contracts)
Clause 6.1(s) (Insurance)
Clause 6.1(u)(i) and Clause 6.1(u)(ii) (Anti-Corruption)
Clause 6.1(v) (No Other Representations)

Transaction Agreement Clause Reference The Specified Chiquita Representations

6.2(b)(i) (Capital Stock)
The second sentence of Clause 6.2(j) (Absence of Certain Changes or Events)
Clause 6.2(u) (Finders or Brokers)
Clause 6.2(b)(ii) and Clause 6.2(b)(iii) (Capital Stock)
Clause 6.2(c)(i) (Corporate Authority Relative to this Agreement; No Violation)

Transaction Agreement Clause Reference The representations and warranties of Chiquita other than the Specified Chiquita Representations

Clause 6.2(a)(Qualification, Organisation, Subsidiaries, etc.), Clause 6.2(a)(i) (Subsidiaries) and Clause 6.2(a)(ii) (Chiquita Merger Parties)
Clause 6.2(b)(iv) to Clause 6.2(b)(vi) (Capital Stock)
Clause 6.2(c)(ii) and Clause 6.2(c)(iii) (Corporate Authority Relative to this Agreement; No Violation)
Clause 6.2(d)(i) and Clause 6.2(d)(ii) (Reports and Financial Statements)
Clause 6.2(e) (Internal Controls and Procedures)
Clause 6.2(f) (No Undisclosed Liabilities)
Clause 6.2(g)(i) to Clause 6.2(g)(iii) (inclusive) (Compliance with Law; Permits)
Clause 6.2(h)(i) to Clause 6.2(h)(vi) (inclusive) (Environmental Law and Regulations)

34

Clause 6.2(i)(i) to Clause 6.2(i)(v) (inclusive) (Employee Benefit Plans)
Clause 6.2(j) (excluding the second sentence) (Absence of Certain Changes or Events)
Clause 6.2(k) (Investigations; Litigation)
Clause 6.2(l) (Information Supplied)
Clause 6.2(m)(i) to Clause 6.2(m)(x) (inclusive) (Tax Matters)
Clause 6.2(n)(i) and Clause 6.2(n)(ii) (Labour Matters)
Clause 6.2(o) (Intellectual Property)
Clause 6.2(p)(i) to Clause 6.2(p)(viii) (inclusive) (Real Property)
Clause 6.2(q) (Opinion of Financial Advisor)
Clause 6.2(r) (Required Vote of Chiquita Shareholders)
Clause 6.2(s)(i) to Clause 6.2(s)(ii) (Material Contracts)
Clause 6.2(t) (Insurance)
Clause 6.2(v)(i) and Clause 6.2(v)(ii) (Anti-Corruption)
Clause 6.2(w) (No Other Representations)

35

APPENDIX IV

The Directors

Chiquita Brands International Inc.

550 S. Caldwell Street

Charlotte

NC 28202

USA

Goldman Sachs International

Peterborough Court

133 Fleet Street

London, UK

EC4A 2BB

10 March 2014

Dear Sirs

Proposed Combination of Chiquita Brands International, Inc. and Fyffes plc

We report on the potential overhead and operational synergies and resultant tax costs statements (the “Statements”) by the directors of Chiquita Brands International, Inc. (the “Company”) set out in Section 9 of the Rule 2.5 Announcement (the “Announcement”) dated March 10, 2014, including the Statements in Section 9 of the Announcement, to the effect that:

“Chiquita and Fyffes anticipate that the transaction will potentially provide annualised recurring before tax overhead and operational synergies (including logistics and transport synergies) of at least US$40 million by the end of 2016.”

“The annual tax cost of the annual synergies is estimated at $5m”

The Statements have been made in the context of disclosure in Appendix 1 of the Announcement setting out the basis of the belief of the Directors of the Company (the “Directors”) supporting the Statements and their analysis and explanation of the underlying constituent elements.

This report is required by Rule 19.3(b)(ii) of the Irish Takeover Panel Act 1997, Takeover Rules, 2013 (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to make the Statements in accordance with the Rules.

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It is our responsibility and that of the Financial Advisers to form our respective opinions as required by Rule 19.3(b)(ii) of the Rules, as to whether the Statements have been made by the Directors with due care and consideration.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 19.3(b)(ii) of the Rules to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 19.3(b)(ii) of the Rules, consenting to its inclusion in the Announcement.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. We have discussed the Statements together with the relevant bases of belief (including sources of information and assumptions) with the Directors of the Company and with the Financial Advisers. Our work did not involve any independent examination of any of the financial or other information underlying the Statements.

Since the Statements and the assumptions on which they are based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual benefits achieved will correspond to those anticipated in the Statements and the differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, on the basis of the foregoing, the Directors have made the Statements, in the form and context in which they are made, with due care and consideration.

Yours sincerely

PricewaterhouseCoopers

37

APPENDIX V

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

The Directors

Chiquita Brands International Inc.

550 South Caldwell Street

Charlotte, North Carolina 28202

United States of America

10 March 2014

Dear Sirs,

Proposed Combination of Chiquita Brands International, Inc. (“Chiquita”) and Fyffes plc (“Fyffes”)

We refer to the statements of estimated overhead and operational synergies, the bases of preparation thereof and the notes thereto (together the “Statements”) made by Chiquita set out in this announcement, for which the Directors of Chiquita are solely responsible.

We have discussed the Statements (including the assumptions and sources of information referred to therein) with the Directors of Chiquita and those officers and employees of Chiquita who have developed the underlying plans.

The Statements are subject to uncertainty as described in this document and our work did not involve any independent examination of any of the financial or other information underlying the Statements.

We have relied upon the accuracy and completeness of all the financial and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter. In giving the confirmation set out in this letter, we have reviewed the work carried out by PricewaterhouseCoopers and have discussed with them the conclusions stated in their letter dated 10 March 2014 addressed to yourselves and ourselves in this matter.

We do not express any opinion as to the achievability of the estimated overhead and operational synergies identified by the Directors of Chiquita.

This letter is provided pursuant to our engagement letter with Chiquita solely to the Directors of Chiquita in connection with Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997, Takeover Rules 2013, and for no other purpose. We accept no responsibility to Fyffes or its shareholders or any other person, other than the Directors of Chiquita, in respect of the contents of, or any matter arising out of or in connection with, this letter or the work undertaken in connection with this letter.

On the basis of the foregoing, we consider that the Statements by Chiquita, for which the Directors of Chiquita are solely responsible, have been made with due care and consideration in the context in which they were made.

Yours faithfully,

Michael Casey

Managing Director

For and on behalf of

Goldman Sachs International

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APPENDIX VI

Transaction Agreement

39

Execution Version

DATED MARCH 10, 2014

FYFFES PLC
CHIQUITA BRANDS INTERNATIONAL, INC.,
TWOMBLY ONE LIMITED,
CBII HOLDING CORPORATION,
AND
CHICAGO MERGER SUB, INC.

TRANSACTION AGREEMENT

TABLE OF CONTENTS

1.	INTERPRETATION		2
	1.1	Definitions	2
	1.2	Construction	22
	1.3	Captions	22
	1.4	Time	23

2.	RULE 2.5 ANNOUNCEMENT AND THE SCHEME DOCUMENT		23
	2.1	Rule 2.5 Announcement	23
	2.2	Scheme	23
	2.3	Change in Shares	24

3.	IMPLEMENTATION OF THE SCHEME; CHIQUITA SHAREHOLDERS MEETING		24
	3.1	Responsibilities of Fyffes in Respect of the Scheme	24
	3.2	Responsibilities of Chiquita and IrHoldco in Respect of the Scheme	28
	3.3	Mutual Responsibilities of the Parties	29
	3.4	Dealings with the Panel and compliance with the Takeover Rules	30
	3.5	No Scheme Amendment by Fyffes	32
	3.6	Switching to a Takeover Offer	32
	3.7	Preparation of Joint Proxy Statement and Form S-4; Chiquita Shareholders Meeting	35

4.	EQUITY AWARDS		36
	4.1	Fyffes Equity Award Holder Proposal	36
	4.2	Treatment of Fyffes Options	37
	4.3	Treatment of Fyffes Short Term Incentive Plan	39
	4.4	Other Actions in Connection with the Assumption of Fyffes Options and Fyffes Share Awards	40
	4.5	Chiquita Share Awards	40
	4.6	Assumption of Chiquita Share Plans	42
	4.7	Corporate Actions	43
	4.8	Amendment of Articles	43
	4.9	Fractional Entitlements	44

5.	FYFFES AND CHIQUITA CONDUCT		44
	5.1	Conduct of Business by Fyffes	44
	5.2	Conduct of Business by Chiquita	52
	5.3	Non-Solicitation Applicable to Fyffes	59
	5.4	Non-Solicitation Applicable to Chiquita	65

6.	REPRESENTATIONS AND WARRANTIES		69
	6.1	Fyffes Representations and Warranties	69

	6.2	Chiquita Representations and Warranties	91

7.	ADDITIONAL AGREEMENTS		113
	7.1	Investigation	113
	7.2	Consents and Regulatory Approvals	114
	7.3	Directors’ and Officers’ Indemnification and Insurance	119
	7.4	Employment and Benefit Matters	123
	7.5	Stock Exchange Listing	127
	7.6	Corporate Governance Matters	127
	7.7	Rule 16b-3 Actions	128
	7.8	Financing Cooperation	129
	7.9	Dividends	130
	7.10	Creation of Distributable Reserves	130
	7.11	Certain IrHoldco Shareholder Resolutions	131
	7.12	IrHoldco’s Obligations	132
	7.13	Transaction Litigation	132
	7.14	Steps to be Compliant with the Sarbanes-Oxley Act	132
	7.15	Support Letter	132

8.	COMPLETION OF Combination AND MERGER		132
	8.1	Completion	132
	8.2	Merger	137

9.	TERMINATION		143
	9.1	Termination	143

10.	GENERAL		146
	10.1	Announcements	146
	10.2	Notices	146
	10.3	Assignment	148
	10.4	Counterparts	148
	10.5	Amendment	148
	10.6	Entire Agreement	148
	10.7	Inadequacy of Damages	149
	10.8	Remedies and Waivers	149
	10.9	Severability	149
	10.10	No Partnership and No Agency	149
	10.11	Further Assurance	150
	10.12	Costs and Expenses	150
	10.13	Governing Law and Jurisdiction	150
	10.14	Third Party Beneficiaries	152
	10.15	Non survival of Representations and Warranties	152

EXHIBITS

Exhibit 4.2(a)(1)	Form of Consent
Exhibit 4.2(a)(2)	Form of Rule Change
Exhibit 7.6(c)	Senior Executives of Combined Company
Exhibit 8.1(c)(iv)	Form of IrHoldco Memorandum and Articles of Association

THIS AGREEMENT is made on MARCH 10, 2014

AMONG:

CHIQUITA BRANDS INTERNATIONAL, INC.
a company incorporated in New Jersey
(hereinafter called “Chiquita”),

TWOMBLY ONE LIMITED
a company incorporated in Ireland
with registered number 540116
having its registered office
at Riverside One
Sir John Rogerson’s Quay
Dublin 2, Ireland
(hereinafter called “IrHoldco”),

CBII HOLDING CORPORATION
a company incorporated in Delaware
(hereinafter called “Delaware Sub”),

CHICAGO MERGER SUB, INC.
a company incorporated in New Jersey
(hereinafter called “MergerSub”)

-and-

FYFFES PLC
a company incorporated in Ireland
with registered number 73342
having its registered office
at 29 North Anne Street
Dublin 7, Ireland
(hereinafter called “Fyffes”)

1

RECITALS:

1.	Chiquita has agreed to combine with Fyffes on the terms set out in the Rule 2.5 Announcement (as defined below).

2.	This Agreement (this “Agreement”) sets out certain matters relating to the conduct of the Combination (as defined below) and the Merger (as defined below) that have been agreed by the Parties.

3.	The Parties intend that the Combination will be implemented by way of the Scheme, although this may, subject to the consent of the Panel (where required) be switched to the Takeover Offer in accordance with the terms set out in this Agreement.

4.	The Combination is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code (as defined below), with each of IrHoldco and Fyffes as a party to such reorganization.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement the following words and expressions shall have the meanings set opposite them:

“Act”, the Companies Act 1963, as amended;

“Acting in Concert”, shall have the meaning given to that term in the Irish Takeover Panel Act 1997;

“Action”, any lawsuit, claim, complaint, action or proceeding before any Relevant Authority;

“Affiliate”, in relation to any person, another person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise);

“Agreed Form”, in relation to any document, the form of that document which has been initialed for the purpose of identification by or on behalf of each of the Parties;

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“AIM”, the Alternative Investment Market operated by the London Stock Exchange plc;

“AIM Rules”, the AIM Rules for Companies published by the London Stock Exchange plc as in force from time to time;

“Agreement”, shall have the meaning given to that term in the Recitals;

“Antitrust Laws”, shall have the meaning given to that term in Clause 7.2(d);

“Antitrust Order”, shall have the meaning given to that term in Clause 7.2(d);

“Applicable Withholding Amount”, such amounts as are required to be withheld or deducted under any provision of Tax Law with respect to the modification, vesting and/or exercise of a Fyffes Option, the vesting of any Fyffes Share Award or the payment of any Fractional Entitlements, as applicable;

“Bribery Act” means the United Kingdom Bribery Act 2010;

“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Prevention of Corruption Acts 1889 to 2010 of Ireland; the Organization For Economic Co–operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti–Terrorism, Crime and Security Act 2001; the Proceeds of Crime Act 2002; and any anti–bribery or anti–corruption related provisions in criminal and anti–competition laws and/or anti–bribery, anti–corruption and/or anti–money laundering laws of any jurisdiction in which Fyffes operates;

“Burdensome Condition”, shall have the meaning given to that term in Clause 7.2(h);

“Business Day”, any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Capitalisation Date”, shall have the meaning given to that term in Clause 6.1(b)(i);

“CDI”, a UK CREST depositary interest representing an entitlement to a share;

“Certificate of Merger”, shall have the meaning given to that term in Clause 8.2(b);

“Certificated Holder(s)”, a Fyffes Shareholder (other than those with a registered address in the United States or in any other CSN Restricted Jurisdiction) who holds his Fyffes Shares in certificated form;

3

“Chiquita”, shall have the meaning given to that term in the Preamble;

“Chiquita ABL Agreement”, that certain Credit Agreement, dated as February 5, 2013 (as amended, restated, supplemented, or otherwise modified from time to time) by and among Chiquita, certain subsidiaries of Chiquita party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent;

“Chiquita Alternative Proposal”, shall have the meaning given to that term in Clause 5.4(g);

“Chiquita Benefit Plan”, each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, equity compensation, employment, severance, change of control, fringe benefit or similar plan, program or agreement that is or has been sponsored, maintained or contributed to by any member of the Chiquita Group or any of their ERISA Affiliates or to which any member of the Chiquita Group is a party for the benefit of any current or former employee or director of any member of the Chiquita Group;

“Chiquita Board”, the board of directors of Chiquita;

“Chiquita Book Entry Shares”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Chiquita Bylaws”, shall have the meaning given to that term in Clause 6.2(a);

“Chiquita Certificate of Incorporation”, shall have the meaning given to that term in Clause 6.2(a);

“Chiquita Certificates”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Chiquita Change of Recommendation”, shall have the meaning given to that term in Clause 5.4;

“Chiquita Convertible Notes”, shall have the meaning given to that term in Clause 6.2(b)(iii);

“Chiquita Convertible Notes Indenture”, that certain Indenture, dated as of February 1, 2008, between Chiquita and Wells Fargo Bank, National Association (as successor by merger to LaSalle Bank National Association), as trustee (the “Trustee”), as supplemented by that certain First Supplemental Indenture, dated as of February 12, 2008, between Chiquita and the Trustee;

4

“Chiquita Directors”, the members of the board of directors of Chiquita;

“Chiquita Disclosure Schedule”, shall have the meaning given to that term in Clause 6.2;

“Chiquita Distributable Reserves Resolution”, shall have the meaning given to that term in Clause 7.10(a);

“Chiquita Exchange Fund”, shall have the meaning given to that term in Clause 8.2(g)(i);

“Chiquita Financing Information”, shall have the meaning given to that term in Clause 3.4(c)(i);

“Chiquita Group”, Chiquita and all of its Subsidiaries;

“Chiquita Indemnified Parties” (and “Chiquita Indemnified Party”), shall have the meaning given to that term in Clause 7.3(d);

“Chiquita Indenture”, shall have the meaning given to that term in Clause 4.2(d);

“Chiquita Lease”, shall have the meaning given to that term in Clause 6.2(p)(iii);

“Chiquita Leased Real Property”, shall have the meaning given to that term in Clause 6.2(p)(iii);

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“Chiquita Material Adverse Effect”, means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Chiquita and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Chiquita and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, U.S. GAAP or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Chiquita or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Chiquita Shares in and of itself, or the fact, in and of itself, that Chiquita failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); (G) the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement (except that this sub-clause (G) shall not apply with respect to Chiquita’s representations and warranties in Clause 6.2(c)(iii)); (H) any litigation brought or threatened by shareholders of Chiquita (whether on behalf of Chiquita or otherwise) in connection with this Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Fyffes; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Chiquita as of the date hereof (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Chiquita as of the date hereof shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Chiquita and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Chiquita and its Subsidiaries operate;

“Chiquita Material Contracts”, shall have the meaning given to that term in Clause 6.2(s)(i);

“Chiquita Merger Parties”, collectively IrHoldco, Delaware Sub and MergerSub;

“Chiquita Owned Real Property”, shall have the meaning given to that term in Clause 6.2(p)(i);

“Chiquita Parties”, collectively, Chiquita, IrHoldco, Delaware Sub and MergerSub;

“Chiquita Permits”, shall have the meaning given to that term in Clause 6.2(g)(ii);

“Chiquita Permitted Lien”, shall have the meaning given to that term in Clause 6.2(p)(i);

“Chiquita Preferred Shares”, shall have the meaning given to that term in Clause 6.2(b)(i);

“Chiquita Recommendation”, the recommendation of the Chiquita Board that Chiquita Shareholders vote in favour of the adoption of this Agreement;

“Chiquita Reimbursement Payments”, shall have the meaning given to that term in the Expenses Reimbursement Agreement;

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“Chiquita SEC Documents”, shall have the meaning given to that term in Clause 6.2(d)(i);

“Chiquita Share Award”, a compensatory award consisting of or denominated in Chiquita Shares, other than a Chiquita Share Option;

“Chiquita Share Option”, shall have the meaning given to that term in Clause 4.5(a)(i);

“Chiquita Share Plans”, the Chiquita Stock and Incentive Plan, Employee Stock Purchase Plan, and the Restricted Stock Unit Award and Stock Option Award Agreements with Edward F. Lonergan;

“Chiquita Shareholder Approval”, shall have the meaning given to that term in Clause 3.7(b);

“Chiquita Shareholders”, the holders of Chiquita Shares;

“Chiquita Shareholders Meeting”, shall have the meaning given to that term in Clause 3.7(b);

“Chiquita Shares”, the common shares of Chiquita, par value US$.01 per share;

“Chiquita Superior Proposal”, shall have the meaning given to that term in Clause 5.4(h);

“Clause 5.1(b)(xii)(A) Claims”, shall have the meaning given to that term in Clause 5.1(b)(xii)(A);

“Clause 5.2(b)(xii)(A) Claims”, shall have the meaning given to that term in Clause 5.2(b)(xii)(A);

“Clearances”, all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party;

“Code”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Combination”, the proposed acquisition by IrHoldco of Fyffes by means of the Scheme or the Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to this Agreement (whether by way of the Scheme or the Takeover Offer) (including the issuance by IrHoldco of the aggregate Share Consideration pursuant to the Scheme or the Takeover Offer), as described in the Rule 2.5 Announcement and provided for in this Agreement;

“Companies Acts”, the Companies Acts 1963 to 2013;

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“Completion”, completion of the Combination and the Merger;

“Completion Date”, shall have the meaning given to that term in Clause 8.1(a)(i);

“Conditions”, the conditions to the Scheme and the Combination set out in paragraphs 1, 2, 3, 4 and 5 of Part A of Appendix III to the Rule 2.5 Announcement, and “Condition” means any one of the Conditions;

“Confidentiality Agreement”, the Reciprocal Confidentiality Agreement between Fyffes and Chiquita dated November 18, 2013, as it may be amended from time to time;

“Consent”, shall have the meaning given to that term in Clause 4.2(a);

“Contract”, shall have the meaning given to that term in Clause 6.1(c)(iii);

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Party, whether through the ownership of voting securities, by agreement, or otherwise, or the power to elect or appoint more than one-half of the directors, partners, or other individuals exercising similar authority with respect to the Party;

“Corporate Nominee”, the Exchange Agent or such wholly owned subsidiary of the Exchange Agent as the Exchange Agent may nominate to provide the CSN Facility;

“Court Hearing”, the hearing by the High Court of the Petition to sanction the Scheme under Section 201 of the Act;

“Court Meeting”, the meeting or meetings of the Fyffes Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution”, the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Court Order”, the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of capital that forms part of it under Sections 72 and 74 of the Act;

“CREST Manual”, the rules governing the operation of Irish CREST and UK CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, CREST CCSS Operations Manual, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);

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“CSN Facility”, the facility under which the Corporate Nominee holds IrHoldco CDIs on behalf of Certificated Holders and provides certain other services;

“CSN Permitted Jurisdiction”, each jurisdiction which is agreed with the Exchange Agent to be a jurisdiction in which participation in the CSN Facility is permitted;

“CSN Restricted Jurisdiction” means any jurisdiction that is not a CSN Permitted Jurisdiction;

“Delaware Sub”, shall have the meaning given to that term in the Preamble.

“Divestiture Action”, shall have the meaning given to that term in Clause 7.2(h);

“DTC”, The Depositary Trust Company;

“EC Merger Regulation”, Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings;

“Effective Date”, the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time”, the time on the Effective Date at which the Court Order and a copy of the minute required by Section 75 of the Act are registered by the Registrar of Companies; provided, that the Scheme shall become effective substantially concurrently with the effectiveness of the Merger, to the extent possible;

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Fyffes and such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination;

“End Date”, the date that is twelve months after the date of this Agreement; provided, that if as of such date all Conditions (other than any of Conditions 2(c), 2(d), 3(c), 3(d), 3(e), 3(f), 3(g) or 3(h)) have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) if the Combination were completed on such date, the “End Date” shall be the date that is fifteen months after the date of this Agreement;

“Environment”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“Environmental Claim”, shall have the meaning given to that term in Clause 6.1(h)(vii);

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“Environmental Law”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“Environmental Liabilities” (and “Environmental Liability”), shall have the meaning given to that term in Clause 6.1(h)(vii);

“Environmental Permits”, shall have the meaning given to that term in Clause 6.1(h)(i);

“ERISA”, the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate”, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

“ESM”, the Enterprise Securities Market operated by the ISE;

“ESM Rules”, the ESM Rules for Companies published by the ISE as in force from time to time;

“EU IFRS”, International Financial Reporting Standards as adopted by the European Union and which were applicable at the respective reporting date;

“€”, “EUR”, or “euro”, the single currency unit provided for in Council Regulation (EC) NO974/98 of 8 May 1990, being the lawful currency of Ireland;

“Euroclear”, Euroclear UK & Ireland Limited;

“Evaluation Materials”, shall have the meaning given to that term in the Confidentiality Agreement;

“Exchange Act”, the United States Securities Exchange Act of 1934, as amended;

“Exchange Agent”, Wells Fargo Shareowner Services or another bank or trust company appointed by Chiquita (and reasonably acceptable to Fyffes) to act as exchange agent for the issue of the Scheme Consideration and Merger Consideration;

“Exchange Ratio”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Exercise Moratorium”, shall have the meaning given to that term in Clause 4.2(a);

“Expenses Reimbursement Agreement”, the expenses reimbursement agreement dated March 10, 2014 between Chiquita and Fyffes, the terms of which have been approved by the Panel;

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“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Fyffes Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Financing” means (i) an amendment to the Chiquita ABL Agreement pursuant to which the lenders party thereto consent to the Combination and the Merger and such other changes as are necessary or advisable as a result of the Combination and the Merger and (ii) the amendment and/or refinancing of Fyffes’ existing credit facilities, together with such other facilities, if any, as the Parties deem appropriate, on terms reasonably satisfactory to Chiquita and Fyffes, including the upsizing of such facilities;

“Financing Sources”, the entities whose consents may be required under existing Chiquita and/or Fyffes arrangements or called upon to provide refinancing or additional financing, but excluding in each case for the avoidance of doubt the Parties and their Subsidiaries, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns;

“Form S-4”, shall have the meaning given to that term in Clause 3.7(a);

“Fractional Entitlements”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Fyffes”, shall have the meaning given to that term in the Preamble;

“Fyffes Alternative Proposal”, shall have the meaning given to that term in Clause 5.3(g);

“Fyffes Benefit Plan”, each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, equity compensation, employment, severance, change of control, fringe benefit or similar plan, program or agreement that is or has been sponsored, maintained or contributed to by any member of the Fyffes Group or to which a member of the Fyffes Group is a party for the benefit of any current or former employees or directors of any member of the Fyffes Group;

“Fyffes Board”, the board of directors of Fyffes;

“Fyffes Cashout Options”, shall have the meaning given to that term in Clause 4.2(d);

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“Fyffes Change of Recommendation”, shall have the meaning given to that term in Clause 5.3(c);

“Fyffes Defined Benefit Occupational Pension Scheme”, shall mean the Fyffes Defined Benefit Occupational Scheme established by a trust deed dated 8 November 2006;

“Fyffes Directors”, the members of the board of directors of Fyffes;

“Fyffes Disclosure Schedule”, shall have the meaning given to that term in Clause 6.1;

“Fyffes Distributable Reserves Resolution”, shall have the meaning given to that term in Clause 7.10(a);

“Fyffes Documents”, shall have the meaning given to that term in Clause 6.1(d)(i);

“Fyffes Employee Benefit Trust”, the Fyffes Employee Share Trust established by a deed dated 14 February 1998 and made between Fyffes and Hill Samuel (Channel Islands) Trust Company Limited

“Fyffes Employees”, the employees of any member of the Fyffes Group;

“Fyffes Equity Award Holder Proposal”, the proposal of Chiquita to the Fyffes Equity Award Holders to be made in accordance with Clause 4, Rule 15 of the Takeover Rules and the terms of the Fyffes Option Scheme and the Fyffes Share Plans;

“Fyffes Equity Award Holders”, the holders of Fyffes Options and/or Fyffes Share Awards;

“Fyffes Equity Exchange Ratio”, shall have the meaning given to that term in Clause 4.4(c);

“Fyffes Equity Schedule”, shall have the meaning given to that term in Clause 6.1(i)(viii);

“Fyffes Exchange Fund”, shall have the meaning given to that term in Clause 8.1(d)(i);

“Fyffes Group”, Fyffes and all of its Subsidiaries;

“Fyffes Indemnified Parties” (and “Fyffes Indemnified Party”), shall have the meaning given to that term in Clause 7.3(c);

“Fyffes Lease”, shall have the meaning given to that term in Clause 6.1(p)(iii);

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“Fyffes Leased Real Property”, shall have the meaning given to that term in Clause 6.1(p)(iii);

“Fyffes Material Adverse Effect”, means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Fyffes and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Fyffes and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, EU IFRS or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Fyffes or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Fyffes Shares in and of itself, or the fact, in and of itself, that Fyffes failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); (G) the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement (except that this sub-clause (G) shall not apply with respect to Fyffes’ representations and warranties in Clause 6.1(c)(iii)); (H) any litigation brought or threatened by shareholders of Fyffes (whether on behalf of Fyffes or otherwise) in connection with this Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Chiquita; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Fyffes as of the date hereof (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Fyffes as of the date hereof shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Fyffes and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Fyffes and its Subsidiaries operate;

“Fyffes Material Contracts”, shall have the meaning given to that term in Clause 6.1(s)(i);

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“Fyffes Memorandum and Articles of Association”, shall have the meaning given to that term in Clause 6.1(a);

“Fyffes Option”, an option to acquire Fyffes Shares;

“Fyffes Option Cashout Payment”, shall have the meaning given to that term in Clause 4.2(d);

“Fyffes Option Scheme”, the Fyffes 2007 Share Option Scheme;

“Fyffes Owned Real Property”, shall have the meaning given to that term in Clause 6.1(p)(i);

“Fyffes Permits”, shall have the meaning given to that term in Clause 6.1(g)(ii);

“Fyffes Permitted Lien”, shall have the meaning given to that term in Clause 6.1(p)(i);

“Fyffes Profit Share”, each Fyffes Share subject to the Fyffes Profit Share Scheme;

“Fyffes Profit Share Scheme”, the Fyffes plc Employee Profit Sharing Scheme governed by a Trust Deed dated 1 September 1999 and made between Fyffes, Frank Davis and Michael Clerkin;

“Fyffes Rollover Option”, shall have the meaning given to that term in Clause 4.2(b);

“Fyffes Share Award”, any Share or other Share-based award pursuant to the Fyffes Share Plans;

“Fyffes Share Incentive Plan”, the Share Incentive Plan operated by Fyffes in accordance with Sections 488 to 515 of the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom

“Fyffes Share Plans”, the Fyffes Profit Share Scheme, the Fyffes Short Term Incentive Plan (to the extent relating to the issuance of Fyffes Shares or deferred Fyffes Shares), the Fyffes Share Incentive Plan and the Fyffes Employee Benefit Trust;

“Fyffes Shareholder Approval”, (i) the approval of the Scheme by a majority in number of the Fyffes Shareholders, representing three-fourths (75%) or more in value of the Fyffes Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Fyffes Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);

“Fyffes Shareholders”, the holders of Fyffes Shares;

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“Fyffes Shares”, the ordinary shares of €0.06 each in the capital of Fyffes;

“Fyffes Short Term Incentive Plan” the Fyffes Short Term Incentive Plan;

“Fyffes Superior Proposal”, shall have the meaning given to that term in Clause 5.3(h);

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Relevant Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing sub-clause (i) or (ii) of this definition;

“Group”, in relation to any Party, such Party and its Subsidiaries;

“Hazardous Materials”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“High Court”, the High Court of Ireland;

“HSR Act”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Indemnified Parties” (and “Indemnified Party”), shall have the meaning given to that term in Clause 7.3(d);

“Intellectual Property”, shall have the meaning given to that term in Clause 6.1(o);

“International Chiquita Benefit Plan”, shall have the meaning given to that term in Clause 6.2(i)(i);

“Intervening Event”, with respect to Fyffes or Chiquita, as applicable, a material change, circumstance, development, effect, event or occurrence that was not known to the Fyffes Board or Chiquita Board, as applicable, on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Fyffes Board or Chiquita Board, as applicable, before the Fyffes Shareholder Approval or Chiquita Shareholder Approval, as applicable, is obtained; provided, that (i) in no event shall any action taken by either Party pursuant to and in compliance with the affirmative covenants set forth in Clause 7.2 of this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, a Party or any of its Subsidiaries constitute an Intervening Event with respect to the other Party unless such event, development, occurrence, state of facts or change has had or would reasonably be expected to have a Fyffes Material Adverse Effect (if such other Party is Chiquita) or a Chiquita Material Adverse Effect (if such other Party is Fyffes), (iii) in no event shall the receipt, existence of or terms of a Fyffes Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Fyffes and (iv) in no event shall the receipt, existence of or terms of a Chiquita Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Chiquita;

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“Ireland” or “Republic of Ireland”, the island of Ireland, excluding Northern Ireland and the word “Irish” shall be construed accordingly;

“IrHoldco”, shall have the meaning given to that term in the Preamble;

“IrHoldco Board”, the board of directors of IrHoldco;

“IrHoldo CDIs”, dematerialised UK CREST depositary interests representing IrHoldco Shares which have been deposited with DTC and are recorded in book entry form by DTC;

“IrHoldco Distributable Reserves Creation”, shall have the meaning given to that term in Clause 7.10(a);

“IrHoldco Memorandum and Articles of Association”, shall have the meaning given to that term in Clause 6.2(a)(ii)(C);

“IrHoldco Shares”, the ordinary shares of US$0.01 each or €0.01 each in the capital of IrHoldco;

“IrHoldco Subscriber Shares”, the one hundred (100) IrHoldco Shares in issue at the date of this Agreement;

“Irish CREST”, the relevant system (as defined in the Irish Regulations) in respect of which Euroclear is the operator (as defined in the Irish Regulations);

“Irish Regulations”, the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, S.I. No. 68 of 1996, including any modification thereof or any regulations in substitution thereof made under Section 239 of the 1990 Act and for the time being in force;

“IRS”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“ISE”, The Irish Stock Exchange Limited;

“Joint Proxy Statement”, shall have the meaning given to that term in Clause 3.7(a);

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“knowledge”, in relation to Fyffes, the actual knowledge, after due inquiry, of the executive officers of Fyffes listed in Clause 1.1(a) of the Fyffes Disclosure Schedule, and in relation to Chiquita, the actual knowledge, after due inquiry, of the executive officers of Chiquita listed in Clause 1.1(a) of the Chiquita Disclosure Schedule;

“Law”, any federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Relevant Authority;

“Lien”, shall have the meaning given to that term in Clause 6.1(c)(iii);

“Material Employee”, means any employee who receives or is eligible to receive total cash remuneration on an annual basis of at least $250,000;

“Material Subsidiary”, in relation to Fyffes, means the Subsidiaries listed under Note 43 of the 2012 Group Financial Statements of Fyffes , and in relation to Chiquita, shall have the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act;

“Merger”, the merger of MergerSub with and into Chiquita in accordance with Clause 8.2;

“Merger Consideration”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Merger Effective Time”, shall have the meaning given to that term in Clause 8.2(b); provided that the Merger shall become effective substantially concurrently with the effectiveness of the Scheme, to the extent possible;

“MergerSub”, shall have the meaning given to that term in the Preamble;

“New Plans”, shall have the meaning given to that term in Clause 7.4(c);

“NJBCA”, the New Jersey Business Corporation Act;

“Northern Ireland”, the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

“Notice Period”, shall have the meaning given to that term in Clause 5.3(i)(i);

“NYSE”, the New York Stock Exchange;

“OFAC”, shall have the meaning given to that term in Clause 6.1(v)(ii);

“off balance sheet arrangements”, shall have the meaning given to that term in Clause 6.1(f);

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“Option Conversion Committee”, shall have the meaning given to that term in Clause 4.2(d);

“Organisational Documents”, articles of association, articles of incorporation, certificate of incorporation or by-laws or other equivalent organisational document, as appropriate;

“Other Chiquita Merger Party Organisational Documents”, shall have the meaning given to that term in Clause 6.2(a)(ii)(C);

“Other Chiquita Share-Based Awards”, shall have the meaning given to that term in Clause 4.5(a)(iii);

“Own” shall mean the possession, directly or indirectly, by any corporation, partnership, association, or other entity or person of a majority or controlling interest in a Party;

“Panel”, the Irish Takeover Panel;

“Parties”, Fyffes and the Chiquita Parties and “Party” shall mean either Fyffes, on the one hand, or Chiquita or the Chiquita Parties (whether individually or collectively), on the other hand (as the context requires);

“Pensions Act”, Pensions Acts 1990 to 2012;

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

“Petition”, the petition to the High Court seeking the Court Order;

“Registrar of Companies”, the Registrar of Companies in Ireland;

“Regulatory Information Service”, a regulatory information service as defined in the Takeover Rules;

“Release”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“Relevant Authority”, any Irish, United States, European Union, foreign or supranational, national, federal, state or local governmental department, agency, instrumentality, commission, board, body, bureau, or other regulatory authority, including courts and other judicial bodies, or any public international organization, or any competition, antitrust or supervisory body or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, in each case, in any jurisdiction, including the Panel;

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“Removal, Remedial or Response”, shall have the meaning given to that term in Clause 6.1(h);

“Representatives”, in relation to any person, the directors, officers, employees, agents, investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or other representatives acting for or on behalf of such person;

“Resolutions”, the resolutions to be proposed at the EGM and Court Meeting required to effect the Scheme, which will be set out in the Scheme Document;

“Restricted Chiquita Share”, shall have the meaning given to that term in Clause 4.5(a)(ii);

“Revised Acquisition”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Right to Match”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Rule 2.5 Announcement”, the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

“Rule Change”, shall have the meaning given to that term in Clause 4.2(a);

“Sarbanes-Oxley Act”, shall have the meaning given to that term in Clause 6.1(e);

“Scheme” or “Scheme of Arrangement”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Combination pursuant to this Agreement, in such terms and form as the Parties, acting reasonably, mutually agree, including any revision thereof as may be agreed between the Parties in writing;

“Scheme Consideration”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Scheme Document”, a document (or the relevant sections of the Joint Proxy Statement comprising the scheme document) (including any amendments or supplements thereto) to be distributed to Fyffes Shareholders and, for information only, to Fyffes Equity Award Holders containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and EGM, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act or the Takeover Rules and (v) such other information as Fyffes and Chiquita shall agree;

“Scheme Recommendation”, the recommendation of the Fyffes Board that Fyffes Shareholders vote in favour of the Resolutions;

“Scheme Transfer Shares”, shall have the meaning given to that term in Clause 4.8;

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“SEC”, the United States Securities and Exchange Commission;

“Securities Act”, the United States Securities Act of 1933, as amended;

“Senior Executives”, shall have the meaning given to that term in Clause 4.2(a).

“Share Consideration”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Significant Subsidiary”, a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X of the Securities Act;

“Specified Termination”, shall have the meaning given to that term in Clause 9.2;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power (provided that the Chiquita Merger Parties shall be deemed to be Subsidiaries of Chiquita for purposes of this Agreement);

“Superior Proposal Notice”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Support Letter”, means the letter dated March 7, 2014, which was signed on behalf of the Article 6 Martial Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007.

“Surviving Corporation”, shall have the meaning given to that term in Clause 8.2(a);

“Takeover Offer”, means an offer in accordance with Clause 3.6 for the entire issued and to be issued share capital of Fyffes (other than any Fyffes Shares beneficially owned by Chiquita or any member of the Chiquita Group (if any)) including any amendment or revision thereto pursuant to this Agreement, the full terms of which would be set out in the Takeover Offer Document;

“Takeover Offer Document”, means, if following the date of this Agreement, Chiquita elects to implement the Combination by way of the Takeover Offer in accordance with Clause 3.6, the document to be despatched to Fyffes Shareholders and others by Chiquita (or IrHoldco) containing, amongst other things, the Takeover Offer, the Conditions (save insofar as not appropriate in the case of a Takeover Offer) and certain information about Chiquita and Fyffes and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

“Takeover Panel Act”, the Irish Takeover Panel Act, 1997;

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“Takeover Rules”, the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

“Tax” (and “Taxes”), shall have the meaning given to that term in Clause 6.1(m)(ii);

“Tax Authority”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Taxable”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Taxation”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Tax Return”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Trade Controls Laws” means the (i) Trading with the Enemy Act, the International Emergency Economic Powers Act, and each of the foreign assets control regulations of the U.S. Treasury Department (31 CFR, Subtitle B, Chapter V, as amended); (ii) the Syria Accountability and Lebanese Sovereignty Restoration Act; (iii) the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010; (iv) the Iran Threat Reduction and Syria Human Rights Act of 2012; (v) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended; (vi) the Iran Freedom and Counter-Proliferation Act of 2012; (vii) export control laws and regulations, including the Export Administration Act of 1979, as amended and the Export Administration Regulations; (viii) restrictions enacted by the European Union pursuant to Article 215 of the Treaty on the Functioning of the European Union; and (ix) any enabling legislation, executive order relating or similar law related to the above that is applicable to Fyffes, Chiquita, their respective Subsidiaries or any of their officers, directors or agents acting on behalf of Fyffes, Chiquita or their respective Subsidiaries or (following consummation of the transactions contemplated by this Agreement) to the IrHoldco Group;

“UK CREST”, the relevant system (as defined in the UK Regulations) in respect of which Euroclear is the Operator (as defined in the UK Regulations);

“UK Regulations”, the Uncertificated Securities Regulations 2001 (SI 2001/3755) of the United Kingdom;

“US$”, “$” or “USD”, United States dollars, the lawful currency of the United States of America;

“US” or “United States”, the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US GAAP”, U.S. generally accepted accounting principles;

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1.2	Construction

(a)	In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

(b)	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

(c)	In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(d)	In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

(e)	In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

(f)	In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.3	Captions

The table of contents and the headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

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1.4	Time

References to times are to Irish times unless otherwise specified.

2.	RULE 2.5 ANNOUNCEMENT AND THE SCHEME DOCUMENT

2.1	Rule 2.5 Announcement

(a)	Each Party confirms that its respective board of directors (or a duly authorised committee thereof) has approved the contents and release of the Rule 2.5 Announcement.

(b)	Forthwith upon the execution of this Agreement, Fyffes shall, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a Regulatory Information Service by no later than 11:59 a.m., New York City time, on March 10, 2014, or such later time as may be agreed between the Parties in writing.

(c)	The obligations of Fyffes and Chiquita under this Agreement, other than the obligations under Clause 2.1(b), shall be conditional on the release of the Rule 2.5 Announcement to a Regulatory Information Service on March 10, 2014.

(d)	Fyffes confirms that, as of the date hereof, the Fyffes Board considers that the terms of the Scheme as contemplated by this Agreement are fair and reasonable and that the Fyffes Board has resolved to recommend to the Fyffes Shareholders that they vote in favour of the Resolutions. The recommendation of the Fyffes Board that the Fyffes Shareholders vote in favour of the Resolutions, and the related recommendation of the financial advisers to the Fyffes Board, are set out in the Rule 2.5 Announcement and, subject to Clause 5.3, shall be incorporated in the Scheme Document and any other document sent to Fyffes Shareholders in connection with the Combination to the extent required by the Takeover Rules.

(e)	The Conditions are hereby incorporated in and shall constitute a part of this Agreement.

2.2	Scheme

(a)	Fyffes agrees that it will put the Scheme to the Fyffes Shareholders in the manner set out in Clause 3 and, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exception of Conditions 2(c) and 2(d)), will, in the manner set out in Clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Combination.

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(b)	Each of Chiquita and IrHoldco agrees that it will participate in the Scheme and agrees to be bound by its terms, as proposed by Fyffes to the Fyffes Shareholders, and that it shall, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exceptions of Conditions 2(c) and 2(d)), effect the Combination through the Scheme on the terms set out in this Agreement and the Scheme.

(c)	Each of the Parties agrees that it will fully and promptly perform all of the obligations required of it in respect of the Combination on the terms set out in this Agreement and/or the Scheme, and each will, subject to the terms and conditions of this Agreement, use all of its reasonable endeavours to take such other steps as are within its power and are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to this Agreement in connection with Completion.

2.3	Change in Shares

If at any time during the period between the date of this Agreement and the Effective Time, the outstanding Fyffes Shares or Chiquita Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganisation, recapitalisation, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, and the Share Consideration and any payments to be made under Clause 4 and any other number or amount contained in this Agreement which is based upon the price or number of the Fyffes Shares or the Chiquita Shares, as the case may be, shall be correspondingly adjusted to provide the holders of Fyffes Shares the same economic effect as contemplated by this Agreement prior to such event.

3.	IMPLEMENTATION OF THE SCHEME; CHIQUITA SHAREHOLDERS MEETING

3.1	Responsibilities of Fyffes in Respect of the Scheme

Fyffes shall:

(a)	be responsible for the preparation of the Scheme Document and all other documentation necessary to effect the Scheme and to convene the EGM and Court Meeting;

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(b)	for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) and provide Chiquita and its advisers with the opportunity to attend any meetings with such barrister to discuss substantive matters pertaining to the Scheme and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Fyffes or their responsibilities under the Takeover Rules);

(c)	as promptly as reasonably practicable after the definitive Joint Proxy Statement is filed with the SEC, or, if the preliminary Joint Proxy Statement is reviewed and commented upon by the SEC, after the filing of the first amendment to the preliminary Joint Proxy Statement with the SEC, Fyffes shall cause to be filed with the Panel the Joint Proxy Statement (in definitive or preliminary form, as the case may be);

(d)	keep Chiquita reasonably informed and consult with Chiquita as to the performance of the obligations and responsibilities required of Fyffes pursuant to the Agreement and/or the Scheme and as to any material developments relevant to the proper implementation of the Scheme including the satisfaction of the Conditions;

(e)	as promptly as reasonably practicable, notify Chiquita of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document with the Panel or implementation of the Scheme or the Combination as the case may be;

(f)	as promptly as reasonably practicable, notify Chiquita upon the receipt of any comments from the Panel on, or any request from the Panel for amendments or supplements to, the Scheme Document and the related forms of proxy, insofar as lies within its powers of procurement, to be so filed or furnished;

(g)	prior to filing or despatch of any amendment or supplement to the Scheme Document requested by the Panel, or responding in writing to any comments of the Panel with respect thereto, Fyffes shall:

(i)	as promptly as reasonably practicable provide Chiquita with a reasonable opportunity to review and comment on such document or response (provided that Chiquita shall use reasonable endeavours not to delay Fyffes from responding in a timely manner); and

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(ii)	as promptly as reasonably practicable discuss with Chiquita and include in such document or response all comments reasonably and promptly proposed by Chiquita to the extent Fyffes, acting reasonably, consider these to be appropriate;

(h)	provide Chiquita with drafts of any and all pleadings, affidavits, petitions and other filings prepared by Fyffes for submission to the High Court in connection with the Scheme prior to their filing, and afford Chiquita reasonable opportunities to review and make comments on all such documents and accommodate such comments reasonably proposed by Chiquita;

(i)	subject to the Form S-4 becoming effective, as promptly as reasonably practicable make all necessary applications to the High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the High Court to order that the Court Meeting be convened as promptly as reasonably practicable following the publication of the Rule 2.5 Announcement), and use all reasonable endeavours so as to ensure that the hearing of such proceedings occurs as promptly as reasonably practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meeting;

(j)	procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the forms of proxy for the use at the Court Meeting and the EGM (the form of which shall be agreed between the Parties) (a) to Fyffes Shareholders on the register of members of Fyffes on the record date as agreed with the High Court, as promptly as reasonably practicable after the approval of the High Court to despatch the documents being obtained, and (b) to the holders of the Fyffes Options or Fyffes Share Awards on such date, for information only, as promptly as reasonably practicable after the approval of the High Court to despatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the High Court and/or the Panel may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable Law as promptly as reasonably practicable after the approval of the High Court and/or the Panel to publish or post such documents being obtained;

(k)	unless the Fyffes Board has effected a Fyffes Change of Recommendation pursuant to Clause 5.3, and subject to the obligations of the Board under the Takeover Rules, procure that the Scheme Document shall include the Scheme Recommendation;

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(l)	include in the Scheme Document, a notice convening the EGM to be held immediately following the Court Meeting to consider and, if thought fit, approve the EGM Resolutions;

(m)	prior to the Court Meeting, keep Chiquita reasonably informed in the two (2) weeks prior to the Court Meeting of the number of proxy votes received in respect of resolutions to be proposed at the Court Meeting and/or the EGM, and in any event shall provide such number promptly upon the request of Chiquita or its Representatives;

(n)	notwithstanding any Fyffes Change of Recommendation, unless this Agreement has been terminated pursuant to Clause 9, (a) hold the Court Meeting and the EGM on the date set out in the Scheme Document, or such later date as may be agreed in writing between the Parties (provided that the Parties agree that such date shall be on or around the same date of the Chiquita Shareholder Meeting), and (b) in such a manner as shall be approved, if necessary, by the High Court and/or the Panel and propose the Resolutions without any amendments, unless such amendments have been agreed to in writing with Chiquita, such agreement not to be unreasonably withheld, conditioned or delayed;

(o)	afford all such cooperation and assistance as may reasonably be requested of it by Chiquita in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme including the provision to Chiquita of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as Chiquita may reasonably request (including for the purposes of preparing the Joint Proxy Statement or Form S-4) and to do so in a timely manner and assume responsibility for, but only for, the information provided by or relating to it and its Subsidiaries and Affiliates contained in the Scheme Document or any other document (including the Joint Proxy Statement) sent to Fyffes Shareholders or filed with the High Court or in any announcement;

(p)	review and provide comments (if any) in a timely manner on all documentation submitted to it;

(q)	following the Court Meeting and EGM, assuming the Resolutions are duly passed (including by the requisite majorities required under Section 201 of the Act in the case of the Court Meeting) and all other Conditions are satisfied or, in the sole discretion of the applicable Party, waived (where applicable (with the exception of Conditions 2(c) and 2(d))), take all necessary steps on the part of Fyffes to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the High Court to the Scheme as soon as possible thereafter; and

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(r)	give such undertakings as are required by the High Court in connection with the Scheme as Fyffes determines (acting in good faith) to be reasonable and otherwise, subject to Clause 7.2(h), take all such steps, insofar as lies within its power, as are reasonably necessary or desirable in order to implement the Scheme.

3.2	Responsibilities of Chiquita and IrHoldco in Respect of the Scheme

Unless Chiquita shareholders shall have failed to approve the Merger in accordance with applicable Law, Chiquita shall, and in the case of Clauses 3.2(a), 3.2(b), 3.2(d), 3.2(e), 3.2(f) and 3.2(g) IrHoldco shall:

(a)	instruct counsel to appear on its behalf at the Court Hearing and undertake to the High Court to be bound by the terms of the Scheme (including the issuance of the Share Consideration pursuant thereto) insofar as it relates to Chiquita or IrHoldco;

(b)	if, and to the extent that, it or any person Acting in Concert with it owns or is interested in Fyffes Shares, exercise all rights, and, insofar as lies within its powers, procure that each such person shall exercise all rights, in respect of such Fyffes Shares so as to implement, and otherwise support the implementation of, the Scheme, including by voting (and, in respect of interests in Fyffes held via contracts for difference or other derivative instruments, insofar as lies within its powers, procuring that instructions are given to the holder of the underlying Fyffes Shares to vote) in favour of the Resolutions or, if required by Law, the High Court, the Takeover Rules or other rules, refraining from voting, at any Court Meeting and/or EGM as the case may be;

(c)	procure that the other members of the Chiquita Group and, insofar as lies within its power or procurement, their Representatives, take all such steps as are necessary or desirable in order to implement the Scheme;

(d)	keep Fyffes reasonably informed and consult with Fyffes as to the performance of the obligations and responsibilities required of Chiquita and IrHoldco pursuant to this Agreement and/or the Scheme and as to any material developments relevant to the proper implementation of the Scheme;

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(e)	afford all such cooperation and assistance as may reasonably be requested of it by Fyffes in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme including the provision to Fyffes of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as Fyffes may reasonably request (including for the purposes of preparing the Joint Proxy Statement or Form S-4) and to do so in a timely manner and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to Fyffes Shareholders or filed with the High Court or in any announcement;

(f)	review and provide comments (if any) in a timely manner on all documentation submitted to it; and

(g)	as promptly as reasonably practicable, notify Fyffes of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme or the Combination as the case may be.

3.3	Mutual Responsibilities of the Parties

(a)	As promptly as reasonably practicable after the definitive Joint Proxy Statement is filed with the SEC, or, if the preliminary Joint Proxy Statement is reviewed and commented upon by the SEC, after the filing of the first amendment to the preliminary Joint Proxy Statement with the SEC, Fyffes and Chiquita shall cause to be filed with the Panel the Joint Proxy Statement (in definitive or preliminary form, as the case may be);

(b)	If any of the Parties becomes aware of any information that, pursuant to the Takeover Rules, the Act, the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Scheme Document, the Joint Proxy Statement or the Form S-4, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in submitting or filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if required, in mailing such amendment or supplement to the Fyffes Shareholders and, for information only, if required, to the holders of the Fyffes Options or Fyffes Share Awards;

(c)	Fyffes, Chiquita and IrHoldco each shall take, or cause to be taken, such other steps as are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to Clauses 8.1 and 8.2 in connection with Completion; and

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(d)	Each Party shall, as promptly as reasonably practicable, notify the other of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme, the Combination or the Merger as the case may be.

3.4	Dealings with the Panel and compliance with the Takeover Rules

(a)	Each of the Parties will promptly provide such assistance and information as may reasonably be requested by the other Party for the purposes of, or in connection with, any correspondence or discussions with the Panel in connection with the Combination and/or the Scheme or as required to comply with the Takeover Rules.

(b)	Save in each case where not reasonably practicable owing to time restraints or where prohibited by the Panel, each of the Parties will give the other reasonable prior notice of any proposed meeting or material substantive discussion or correspondence between it or its Representatives with the Panel, or amendment to be proposed to the Scheme in connection therewith and afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate and keep the other reasonably informed of all such meetings, discussions or correspondence that it or its Representative(s) have with the Panel and not participate in any meeting or discussion with the Panel concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by the Panel, gives such other Party the opportunity to attend and provide copies of all written submissions it makes to the Panel and copies (or, where verbal, a verbal or written summary of the substance) of the Panel responses thereto provided always that any correspondence or other information required to be provided under this Clause 3.4(b) may be redacted:

(i)	to remove references concerning the valuation of the businesses of Chiquita or Fyffes;

(ii)	as necessary to comply with contractual obligations; and

(iii)	as necessary to address reasonable privilege or confidentiality concerns.

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(c)	Fyffes undertakes, if so reasonably requested by Chiquita, to issue as promptly as reasonably practicable its written consent to Chiquita and to the Panel in respect of any application made by Chiquita to the Panel:

(i)	seeking confirmation that there is no requirement under the Takeover Rules to disclose Chiquita’s financing arrangements for the Combination and related transactions (“Chiquita Financing Information”) in the Scheme Document, any supplemental document or other document sent to Fyffes Shareholders, the holders of the Fyffes Options or Fyffes Share Awards pursuant to the Takeover Rules or, alternatively, seeking a derogation from such requirement; and

(ii)	to redact any commercially sensitive or confidential information specific to the Chiquita Financing Information from any documents that Chiquita may be required to display pursuant to Rule 26 (b)(xi) of the Takeover Rules.

(d)	Chiquita undertakes, if so requested by Fyffes, to issue as promptly as reasonably practicable its written consent to Fyffes and to the Panel in respect of any application made by Fyffes to the Panel to permit entering into and effecting (i) the retention arrangements contemplated by Clause 5.1(b)(iii) of the Fyffes Disclosure Schedule and/or the employment arrangements contemplated by Clause 7.6(e) of the Fyffes Disclosure Schedule (subject to the provisions of Clause 7.6(e) of the Fyffes Disclosure Schedule), (ii) a transaction of the type described in Clause 5.3(g) of this Agreement (subject to compliance with the terms of Clause 5.3), (iii) the payment in cash of any awards vesting under the Fyffes Short Term Incentive Plan as contemplated by Clause 7.4(i)(iii) of this Agreement, (iv) the amendment of the Fyffes Option Scheme as contemplated by Clause 4.2(a) of this Agreement and (v) the purchase of Fyffes Shares for the grant of the 2014 appropriations under the Fyffes Profit Share Scheme as contemplated by Clause 7.4(i)(ii) of this Agreement.

(e)	Notwithstanding the foregoing provisions of this Clause 3.4, neither Fyffes nor Chiquita shall be required to take any action pursuant to such provisions (i) if such action is prohibited by the Panel, (ii) if Fyffes has received a Fyffes Alternative Proposal or an inquiry or proposal from a person who is considering making a Fyffes Alternative Proposal or (iii) if Fyffes is considering making a Fyffes Change of Recommendation, but, in the case of clauses (ii) or (iii), only as it relates to the Fyffes Alternative Proposal or the Fyffes Change of Recommendation.

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(f)	Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

3.5	No Scheme Amendment by Fyffes

Save as required by Law or this Agreement, the High Court and/or the Panel, Fyffes shall not:

(a)	amend the Scheme;

(b)	adjourn or postpone the Court Meeting or the EGM (provided, however, that Fyffes may, without the consent of Chiquita, adjourn or postpone the Court Meeting or EGM (i) in the case of adjournment, if requested by resolution in general meeting of Fyffes Shareholders to do so, (ii) to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form S-4 is provided to the Fyffes Shareholders or to permit dissemination of information which is material to shareholders voting at the Court Meeting or the EGM, but only for so long as the Fyffes Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give the Fyffes Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, or (iii) if as of the time the Court Meeting or EGM is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Fyffes Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Court Meeting or the EGM, but only until a meeting can be held at which there are a sufficient number of Fyffes Shares represented to constitute a quorum or (B) voting for the approval of the Court Resolutions or the EGM Resolutions, as applicable, but only until a meeting can be held at which there are a sufficient number of votes of holders of Fyffes Shares to approve the Court Meeting Resolutions or the EGM Resolutions, as applicable); or

(c)	amend the Resolutions (in each case, in the form set out in the Scheme Document) after despatch of the Scheme Document without the consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed).

3.6	Switching to a Takeover Offer

(a)	In the event (and only in the event) that there is a Fyffes Superior Offer and provided that there has not been a Fyffes Change of Recommendation, Chiquita may, subject to consulting with Fyffes in advance, elect (and with the Panel’s consent, if required) to implement the Combination by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted, subject to the terms of this Clause 3.6.

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(b)	If Chiquita elects to implement the Combination by way of the Takeover Offer, and subject to Fyffes not being otherwise prohibited, Fyffes undertakes to provide Chiquita as promptly as reasonably practicable with all such information about the Fyffes Group (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation of the Takeover Offer Document, including reasonable access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

(c)	If Chiquita elects to implement the Combination by way of a Takeover Offer, Chiquita undertakes:

(i)	that the Takeover Offer Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between Chiquita and Fyffes; provided, however, that the terms and conditions of the Takeover Offer shall:

(A)	provide for an offer consideration that is at least as favourable to the Fyffes Shareholders as the consideration offered in the Fyffes Superior Proposal; and

(B)	be at least as favourable to the Fyffes Shareholders (except for the 80 per cent acceptance condition contemplated by Paragraph 9 of Annex I to the Rule 2.5 Announcement) and the holders of Fyffes Options and Fyffes Share Awards and Fyffes Employees as those which would apply in relation to the Scheme;

(ii)	that the governance structure which shall apply to Chiquita or any successor company which is the parent of the combined group after the Takeover Offer will be the same as set out in Clause 7.6;

(iii)	to reasonably cooperate and consult with Fyffes (except where Fyffes is otherwise prohibited from doing so) in the preparation of the Takeover Offer Document or any other document or filing which is required for the purposes of implementing the Combination;

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(iv)	If Chiquita elects to implement the Combination by way of a Takeover Offer in accordance with this Clause 3.6, Fyffes agrees that, subject to the obligations of the Fyffes Board under the Takeover Rules, and unless the Fyffes Board determines in good faith after consultation with its outside legal counsel and its financial advisors that, to do otherwise, would reasonably be expected to be inconsistent with the fiduciary duties of the directors of Fyffes or the Takeover Rules, with respect to the Takeover Offer to incorporate in the Rule 2.5 Announcement and the Takeover Offer Document a recommendation to the holders of the Fyffes Shares from the Fyffes Board to accept the Takeover Offer, and such recommendation will not be withdrawn, adversely modified or qualified except as contemplated by Clause 5.3.

(d)	If Chiquita elects to implement the Combination by way of the Takeover Offer in accordance with Clause 3.6(a) and except where Fyffes is otherwise prohibited from doing so, the Parties mutually agree:

(i)	to prepare and, in the case of Chiquita only, file with, or submit to, the SEC all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Securities Act or the Exchange Act in connection with the Takeover Offer, and each Party shall have reasonable opportunities to review and make comments on all such documents, amendments and supplements and, following accommodation of such comments and approval of such documents, amendments and supplements by the other Party, which shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC;

(ii)	to provide the other Party with any comments received from the SEC on any documents filed by it with the SEC promptly after receipt thereof; and

(iii)	to provide the other Party with reasonable prior notice of any proposed oral communication with the SEC and afford the other Party reasonable opportunity to participate therein.

(e)	If the Takeover Offer is consummated, Chiquita shall cause IrHoldco to effect as promptly as reasonably practicable following it becoming entitled under the Act so to do a compulsory acquisition of any Fyffes Shares under section 204 of the Act not acquired in the Takeover Offer for the same consideration per share.

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(f)	For the avoidance of doubt, except as may be required by the Takeover Rules and without limiting Fyffes’ obligations under Clause 5.3(b) to notify Chiquita of the receipt of any Fyffes Alternative Proposal, nothing in this Clause 3.6 shall require Fyffes to provide Chiquita with any information with respect to, or to otherwise take or fail to take any action in connection with Fyffes’ consideration of or response to, any actual or potential Fyffes Alternative Proposal.

3.7	Preparation of Joint Proxy Statement and Form S-4; Chiquita Shareholders Meeting

(a)	As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and, in the case of the Chiquita Parties, shall cause to be filed with the SEC (i) mutually acceptable proxy materials which shall constitute (A) the Scheme Document, which shall also constitute the proxy statement relating to the matters to be submitted to the Fyffes Shareholders at the Court Meeting and the EGM and (B) the proxy statement relating to the matters to be submitted to the Chiquita Shareholders at the Chiquita Shareholders Meeting (such joint proxy statement, and any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) a registration statement on Form S-4 (or such other form as may be deemed appropriate) (of which the Joint Proxy Statement will form a part) with respect to the issuance of IrHoldco Shares in respect of the Scheme and Merger (the “Form S-4”). Each of the Parties shall use all reasonable endeavours to have the Joint Proxy Statement cleared by the SEC (and any other non-U.S. government agencies, if any, that Chiquita and Fyffes determine in good faith to have jurisdiction over the Form S-4) and the Form S-4 to be declared effective by the SEC (and any such other jurisdiction that Chiquita and Fyffes determine in good faith to be appropriate), to keep the Form S-4 effective as long as is necessary to consummate the Combination and the Merger, and to mail the Joint Proxy Statement to their respective shareholders as promptly as practicable after the Form S-4 is declared effective, to the extent required by applicable Law. Each of the Parties shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC (or any such other jurisdiction). Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement or the Form S-4 prior to filing such with the SEC, and each Party will provide the other Party with a copy of all such filings made with the SEC (or any such other jurisdiction). Each Party shall use all reasonable endeavours to take any action required to be taken by it under any applicable state securities Laws in connection with the Combination or the Merger, and each Party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested by any Relevant Authority in connection with any such action. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the IrHoldco Shares issuable in connection with the Combination and the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4. If, at any time prior to the Effective Time, any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by either Party, and such information should be set forth in an amendment or supplement to the Joint Proxy Statement or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by Law an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Fyffes Shareholders and the Chiquita Shareholders.

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(b)	Chiquita shall duly take all lawful action to call, give notice of, convene and hold a meeting of the Chiquita Shareholders (the “Chiquita Shareholders Meeting”) as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining the adoption of this Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the NJBCA (the “Chiquita Shareholder Approval”); provided that Chiquita need not hold the Chiquita Shareholders Meeting unless and until Fyffes is also convening and holding the Court Meeting and the EGM. Save as required by Law, Chiquita shall not adjourn or postpone the Chiquita Shareholders Meeting after filing of the Form S-4 without the consent of Fyffes (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that Chiquita may, without the consent of Fyffes, adjourn or postpone the Chiquita Shareholders Meeting (i) to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form-S-4 is provided to the Chiquita Shareholders or to permit dissemination of information which is material to shareholders voting at the Chiquita Shareholder Meeting, but only for so long as the Chiquita Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give the Chiquita Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated or (ii) if as of the time the Chiquita Shareholders Meeting is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Chiquita Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Chiquita Shareholders Meeting, but only until a meeting can be held at which there are a sufficient number of Chiquita Shares represented to constitute a quorum or (B) voting for the Chiquita Shareholder Approval, but only until a meeting can be held at which there are a sufficient number of votes of holders of Chiquita Shares to obtain the Chiquita Shareholder Approval. Subject to Clause 5.4, Chiquita shall (i) use all reasonable endeavours to obtain from the Chiquita Shareholders the Chiquita Shareholder Approval and (ii) through the Chiquita Board, make the Chiquita Recommendation to the Chiquita Shareholders and include the Chiquita Recommendation in the Joint Proxy Statement. Unless this Agreement has been terminated in accordance with Clause 9, this Agreement shall be submitted to the Chiquita Shareholders at the Chiquita Shareholders Meeting for the purpose of obtaining the Chiquita Shareholder Approval, and nothing herein shall be deemed to relieve Chiquita of such obligation.

(c)	Chiquita shall, prior to the Chiquita Shareholders Meeting, keep Fyffes reasonably informed in the two (2) weeks prior to the Chiquita Shareholders Meeting of the number of proxy votes received in respect of matters to be acted upon at the Chiquita Shareholders Meeting, and in any event shall provide such number promptly upon the request of Fyffes or its Representatives.

(d)	Each of the Parties shall use all reasonable endeavours to cause the Chiquita Shareholders Meeting, the Court Meeting and the EGM to be held on the same date.

4.	EQUITY AWARDS

4.1	Fyffes Equity Award Holder Proposal

(a)	Subject to the posting of the Scheme Document in accordance with Clause 3.1, the Parties agree that the Fyffes Equity Award Holder Proposal will be made to Fyffes Equity Award Holders in respect of their holdings of Fyffes Options in accordance with this Clause 4, Rule 15 of the Takeover Rules and the terms of the Fyffes Share Plans.

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(b)	The Fyffes Equity Award Holder Proposal shall be issued as a joint letter from Fyffes and Chiquita and the Parties shall agree the final form of the letter to be issued in respect of the Fyffes Equity Award Holder Proposal and all other documentation necessary to effect the Fyffes Equity Award Holder Proposal.

(c)	Save as required by Law, the High Court and/or the Panel, neither Party shall amend the Fyffes Equity Award Holder Proposal after its despatch without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

4.2	Treatment of Fyffes Options

(a)	Fyffes shall use commercially reasonable efforts to obtain agreement from those holders of Fyffes Options who are listed in Clause 4.2(a) of the Fyffes Disclosure Schedule (the “Senior Executives”) to (i) subject to Clause 4.2(d) below, and pursuant to the terms of the consent substantially in the form attached hereto as Exhibit 4.2(a)(1) (the “Consent”), prohibit the exercise by Senior Executives during the period beginning on the date hereof and ending on the date that is seven calendar days following the Effective Time (the “Exercise Moratorium”) and (ii) support the rule changes or amendments to the Fyffes Option Scheme substantially in the form attached hereto as Exhibit 4.2(a)(2) (together, the “Rule Change”).

(b)	Subject to Clause 4.2(d) below, upon the Effective Time, each Fyffes Option shall be assumed by IrHoldco and converted into an option to acquire, on the same terms and conditions as were applicable under such Fyffes Option immediately prior to the Effective Time (provided that each such assumed option shall be fully vested as to performance-based conditions but will remain subject to any outstanding time-based conditions to exercise), a number of IrHoldco Shares determined by multiplying the number of Fyffes Shares subject to the Fyffes Option immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio, rounded down to the nearest whole share, at a per share exercise price (in euro) determined by dividing the per share exercise price (in euro) of such Fyffes Option immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio, rounded up to the nearest whole cent (in euro) (each a “Fyffes Rollover Option”); provided, however, that each Fyffes Option held by a United States taxpayer (i) that is an “incentive stock option” (as defined in Code Section 422) shall be adjusted in accordance with the requirements of Code Section 424, and (ii) shall be adjusted in a manner that complies with Code Section 409A.

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(c)	Subject to Clauses 4.2(a) above and 4.2(d) below, the Parties shall use reasonable efforts so that each holder of a Fyffes Option (other than a Fyffes Cashout Option) shall be permitted to exercise vested Fyffes Rollover Options that such holder will receive pursuant to Clause 4.2(b), pursuant to a broker-assisted “cashless” exercise transaction.

(d)	Notwithstanding any provision of Clauses 4.2(b) or 4.2(c) to the contrary, to the extent the Option Conversion Committee reasonably determines (which it shall do in good faith) that it is necessary or advisable to cancel one or more Fyffes Options (the “Fyffes Cashout Options”) in order to minimize the risk that the transactions contemplated by this Agreement would constitute either (i) a “Change of Control” (as defined under the Indenture, dated as of February 5, 2013, among Chiquita Brands International, Inc., Chiquita Brands L.L.C., Wells Fargo Bank, N.A. and other parties thereto (the “Chiquita Indenture”)) for purposes of the Chiquita Indenture or (ii) a “Change in Control” (as defined in the Chiquita Share Plans) for purposes of the Chiquita Share Plans, then Fyffes shall cause the Fyffes Cashout Options to be cancelled immediately prior to the Effective Time and, in exchange, the holder of any such cancelled Fyffes Cashout Option shall receive, with respect to each Fyffes Share that was issuable pursuant to such Fyffes Cashout Option, an amount in cash from Fyffes equal to the excess (if any) of (x) the value of the underlying Fyffes Share at the Effective Time and (y) the exercise price payable pursuant to such Fyffes Cashout Option for that Fyffes Share, less (z) applicable taxes (the “Fyffes Option Cashout Payment”). For the avoidance of doubt, to the extent the exercise price of a Fyffes Cashout Option is greater than or equal to the value of an underlying Fyffes Share at the Effective Time, such Fyffes Cashout Option may be cancelled without any consideration. The Fyffes Option Cashout Payment, if any, shall be payable as soon as reasonably practical following the Effective Time. The “Option Conversion Committee” shall be a committee composed of one designated representative from Fyffes and one designated representative from Chiquita. Subject to the approval of the Panel, Fyffes shall cause the Fyffes Option Scheme to be amended, as soon as practicable following the date hereof, to permit the treatment of Fyffes Options set forth in this Clause 4. Chiquita and Fyffes agree to take or cause to be taken such steps as are necessary to obtain such approval and to resolve such objections (if any) that the Panel may assert in order to permit the treatment of Fyffes Options set forth in this Clause 4.2.

(e)	The Rule Change shall:

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(i)	Permit the Option Conversion Committee, in its sole discretion, on a case-by-case basis, to waive the Exercise Moratorium with respect to any Fyffes Option or designate any Fyffes Option as a Fyffes Cashout Option; and

(ii)	extend the post-termination period described in Sections 9,10 and 11 of the Fyffes Option Scheme to take account of the Exercise Moratorium.

4.3	Treatment of Fyffes Short Term Incentive Plan

(a)	Subject to the approval of the Panel, any awards which vest under the Fyffes Short Term Incentive Plan shall be paid in cash within one month following the date of vesting and there shall be no deferral of any part of the award into Fyffes Shares.

(b)	Subject to any approval required from any Tax Authority and in accordance with the terms of the Fyffes Share Plans and applicable award agreements evidencing the outstanding Fyffes Share Awards, each Fyffes Share Award granted under the Fyffes Share Plans that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and pursuant to the Scheme and without any action on the part of the holder of such Fyffes Share Award, be assumed by IrHoldco and converted into the right to receive, on the same terms and conditions as were applicable under such Fyffes Share Award immediately prior to the Effective Time, a number of share awards denominated in IrHoldco Shares determined by multiplying the number of Fyffes Shares subject to the Fyffes Share Award immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio, rounded down to the nearest whole share (any Fractional Entitlements shall be treated in accordance with Clause 4.9); provided, however, that to the extent that any Fyffes Share Award payable in Fyffes Shares shall become vested as a result of the transactions contemplated by the Scheme, such Fyffes Share Award shall become vested immediately prior to the Effective Time and, by virtue of the occurrence of the Effective Time and pursuant to the Scheme (or as appropriate the Organisational Documents of Fyffes to be adopted at the EGM) and without any action on the part of the holder of such Fyffes Share Award, the Fyffes Shares paid in respect of such award be converted into the right to receive from IrHoldco the Scheme Consideration in accordance with Clause 8.1(c)(i), less the Applicable Withholding Amount, no later than seven calendar days following the Effective Date.

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4.4	Other Actions in Connection with the Assumption of Fyffes Options and Fyffes Share Awards

(a)	Not later than seven Business Days following the Effective Time, IrHoldco shall deliver to the holders of Fyffes Rollover Options appropriate notices setting forth such holders’ rights pursuant to the Fyffes Share Plans, and the agreements evidencing the grants of such Fyffes Rollover Options shall continue in effect on the same terms and conditions (subject to the adjustments required by Clause 4.2 after giving effect to the Merger and the assumption by IrHoldco as set forth above).

(b)	IrHoldco shall take all corporate action necessary to reserve for issuance a sufficient number of IrHoldco Shares for delivery with respect to Fyffes Rollover Options assumed by it in accordance with Clause 4.2. As of the Effective Time, IrHoldco shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the IrHoldco Shares subject to such Fyffes Rollover Options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Fyffes Rollover Options remain outstanding.

(c)	For purposes of this Agreement, “Fyffes Equity Exchange Ratio” shall equal the Exchange Ratio.

4.5	Chiquita Share Awards

(a)	The Chiquita Board or the appropriate committee thereof shall take all action necessary so that:

(i)	Each option or other right to acquire Chiquita Shares granted under any Chiquita Share Plan (an “Chiquita Share Option”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an option or other right to acquire Chiquita Shares and shall be converted, at the Effective Time, into an option to acquire, on the same terms and conditions as were applicable under the Chiquita Share Option (but taking into account any changes thereto provided for in the applicable Chiquita Share Plan, in any applicable award agreement or in such option), that number of IrHoldco Shares equal to the number of Chiquita Shares subject to such Chiquita Share Option immediately prior to the Effective Time, at a price per share equal to the per share exercise price specified in such Chiquita Share Option immediately prior to the Effective Time;

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(ii)	Each issued and outstanding Chiquita Share subject to vesting or other lapse restrictions pursuant to the Chiquita Share Plans immediately prior to the Effective Time (a “Restricted Chiquita Share”) shall, as of the Effective Time, cease to represent a right to acquire a Chiquita Share and shall be converted into the right to receive one IrHoldco Share, subject to the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Restricted Chiquita Share in respect of which it was issued, except as set forth below with respect to Restricted Chiquita Shares the vesting of which is conditioned upon attainment of any then-applicable performance goals;

(iii)	Each stock-based award, other than a Chiquita Share Option or Restricted Chiquita Share (“Other Chiquita Share-Based Awards”), granted under any Chiquita Share Plan and outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an award based on Chiquita Shares and shall be converted into an award based on a number of IrHoldco Shares equal to the number of Chiquita Shares covered by such Other Chiquita Share-Based Award, provided that such a converted stock-based right or award shall be subject to the same terms and conditions (including the vesting terms) as were applicable to such Other Chiquita Share-Based Award in respect of which it was issued, except for (1) each Other Chiquita Share-Based Award granted under the Chiquita Relocation Retention Program (which shall be settled in Chiquita Shares immediately prior to the Effective Time) and (2) as set forth below with respect to Other Chiquita Share-Based Awards the vesting of which is conditioned upon the attainment of any then-applicable performance goals;

(iv)	Each Restricted Chiquita Share and Other Chiquita Share-Based Award the vesting of which is conditioned upon the attainment of performance goals and with respect to which the performance period is ongoing as of the Effective Time shall be converted into a time-based award which will vest based upon the holder’s continued employment through the originally scheduled vesting date or dates, at the target level of performance; provided that performance based restricted stock units which have not yet been earned and are subject to attainment of share prices with respect to Chiquita Shares shall remain unvested and shall be adjusted so that the share price goals pertain to IrHoldco Shares; and

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(v)	Except as set forth on Section 4.5(a)(v) of the Chiquita Disclosure Schedule, the transactions contemplated by this Agreement are not intended to constitute a “Change in Control” (as defined in the Chiquita Share Plans) for purposes of (i) the Chiquita Share Plans or (ii) any employment, change in control, retention or similar agreements, plans, policies or arrangements between Chiquita and any current or former director or employee of the Chiquita Group (including any Chiquita Benefit Plans) that incorporate by reference such “Change in Control” definition.

(b)	As soon as practicable after the Effective Time, IrHoldco shall deliver to the holders of Chiquita Share Options, Restricted Chiquita Shares and Other Chiquita Share-Based Awards appropriate notices setting forth such holders’ rights pursuant to the Chiquita Share Plans, and the agreements evidencing the grants of such Chiquita Share Options, Restricted Chiquita Shares and Other Chiquita Share-Based Awards, as the case may be, shall continue in effect on the same terms and conditions (subject to the adjustments required by this Clause 4.5 after giving effect to the Merger and the assumption by IrHoldco as set forth above).

(c)	IrHoldco shall take all corporate action necessary to reserve for issuance a sufficient number of IrHoldco Shares for delivery with respect to Chiquita Share Options, Restricted Chiquita Shares and Other Chiquita Share-Based Awards assumed by it in accordance with this Clause 4.5. As of the Effective Time, if requested by Chiquita prior to the Effective Time, IrHoldco shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the IrHoldco Shares subject to such Chiquita equity awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Chiquita equity awards remain outstanding.

4.6	Assumption of Chiquita Share Plans

(a)	As of the Effective Time, IrHoldco will assume all Chiquita Share Plans and the awards granted thereunder in accordance with Clause 4.5 and will be able to grant stock awards, to the extent permissible by applicable Laws and NYSE regulations, under the terms of the Chiquita Share Plans covering the reserved but unissued Chiquita Shares, except that (i) Chiquita Shares covered by such awards will be IrHoldco Shares and (ii) all references to a number of Chiquita Shares will be changed to references to IrHoldco Shares (and may be otherwise equitably adjusted, to the extent permitted under such plans and applicable Law).

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(b)	As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Chiquita Board (or, if appropriate, any committee administering the Chiquita Share Plans) and IrHoldco shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Clause 4.6 subject to any adjustments that may be required by Irish law or by virtue of the fact that IrHoldco will be an Irish public limited company.

4.7	Corporate Actions

As soon as practicable following the date of this Agreement and, in any event, prior to the Effective Date, the Fyffes Board (or an appropriate committee thereof) shall adopt any resolutions and use reasonable endeavours (including making any required amendments to the Fyffes Share Plans) as may be required to effectuate the provisions of Clauses 4.2, 4.3 and 4.4. Fyffes shall take all actions necessary to ensure that from and after the Effective Time neither Chiquita nor IrHoldco nor any of their Affiliates will be required to deliver Fyffes Shares or other capital stock of Fyffes to any Fyffes Equity Award Holders pursuant to or in settlement of Fyffes Options or Fyffes Share Awards. Each of the Parties shall use reasonable endeavours to take any actions reasonably necessary to effectuate the transactions contemplated by this Clause 4, including, without limitation, having the applicable board or committee administering the plans governing the affected awards, adopt resolutions necessary to effect the foregoing

4.8	Amendment of Articles

Fyffes shall procure that a special resolution be put before the Fyffes Shareholders at the EGM proposing that the Articles of Association of Fyffes be amended so that any Fyffes Shares allotted following the EGM will either be subject to the terms of the Scheme or acquired by IrHoldco for the same consideration per Fyffes Share as shall be payable to Fyffes Shareholders under the Scheme (depending upon the timing of such allotment); provided, however that nothing in such amendment to the Articles of Association shall prohibit the sale (whether on a stock exchange or otherwise) of any Fyffes Shares issued on the exercise of Fyffes Options outstanding on the date hereof or vesting or settlement of Fyffes Share Awards outstanding on the date hereof, as applicable, following the EGM but prior to the sanction of the Scheme by the High Court, it being always acknowledged that each and every Fyffes Share will be bound by the terms of the Scheme. Fyffes Shares allotted after the Court Hearing and acquired by IrHoldco for the same consideration per Fyffes Share as shall be payable to Fyffes Shareholders under the Scheme are hereinafter referred to as “Scheme Transfer Shares”.

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4.9	Fractional Entitlements

Notwithstanding anything to the contrary contained in this Clause 4, no Fractional Entitlements shall be issued by IrHoldco under Clause 4.2.

5.	FYFFES AND CHIQUITA CONDUCT

5.1	Conduct of Business by Fyffes

(a)	At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.1 of the Fyffes Disclosure Schedule (it being agreed that disclosure of any matter in any sub-clause of Clause 5.1 of the Fyffes Disclosure Schedule shall be deemed a disclosure with respect to any other sub-clause of this Clause 5.1 to which the relevance of such information is reasonably apparent), or with the prior written consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), Fyffes shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects, and use all reasonable endeavours to maintain and preserve its business organization and its material rights and maintain relationships with customers, suppliers and other third parties; provided, however, that no action by Fyffes or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.1(b).

(b)	At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.1 of the Fyffes Disclosure Schedule, or with the prior written consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), Fyffes:

(i)	shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorise or pay any dividends on or make any distribution with respect to the outstanding shares in its capital (whether in cash, assets, shares or other securities of Fyffes or its Subsidiaries), except (A) dividends and distributions paid or made on a pro rata basis by Subsidiaries in the ordinary course consistent with past practice and (B) that, subject to Clause 7.9, Fyffes may continue to pay regular cash dividends on Fyffes Shares of not more than €0.68 per share, which may be increased by up to 5% (with respect to interim dividends) and €1.42 per share, which may be increased by up to 5% (with respect to final dividends), consistent with past practice as to timing of declaration, record date and payment date;

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(ii)	shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its shares of capital in issue, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for any such transaction by a wholly owned Subsidiary of Fyffes (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) which remains a wholly owned Subsidiary after consummation of such transaction;

(iii)	shall not, and shall not permit any of its Subsidiaries to (A) grant any Fyffes Options, Fyffes Share Awards or any other equity or equity-based awards or long-term incentives other than in the ordinary course of business consistent with past practice, provided that (i) the vesting of any awards granted after the date hereof shall not accelerate by virtue of the Effective Time and (ii) no such award may be granted with terms and conditions which would increase the likelihood, in the reasonable judgment of Fyffes and Chiquita, that the transactions contemplated by this Agreement would constitute a Change of Control under the Chiquita Indenture or a Change in Control for purposes of the Chiquita Share Plans, without giving effect to the Fyffes Cashout Options, and, provided, further, that purchases of Fyffes Shares pursuant to the Fyffes Profit Sharing Plan shall be permitted in the ordinary course of business consistent with past practice, (B) increase the compensation or other benefits payable or provided to Fyffes’ current or former directors, corporate officers or executive officers (other than payments due under the Fyffes Short Term Incentive Plan) other than in the ordinary course of business consistent with past practice, (C) increase the compensation or other benefits payable or provided to Fyffes’ employees who are not current or former directors, corporate officers or executive officers, other than in the ordinary course of business and consistent with past practices (including, but not limited to, payments due under the Fyffes Short Term Incentive Plan), (D) enter into any employment, change of control, severance or retention agreement with any Material Employee of Fyffes (except (1) to the extent necessary to replace a departing employee who was party to such an agreement, in which case, any such new agreement shall not provide for compensation or benefits materially in excess of the compensation or benefits payable to such departing employee at the time of his or her termination, (2) for employment agreements terminable on less than 30 days’ notice without penalty or liability or (3) for severance agreements that provide severance benefits that are not in excess of those benefits provided under Fyffes’ severance plan, as in effect on the date hereof, entered into with employees in the ordinary course of business and consistent with past practices in connection with terminations of employment), (E) terminate the employment of any corporate officers or executive officers other than for cause, (F) amend any performance targets with respect to any outstanding bonus or equity awards, (G) increase the funding obligation or contribution rate of any Fyffes Benefit Plan other than in the ordinary course of business and consistent with past practices, (H) establish, adopt, enter into, amend or terminate any Fyffes Benefit Plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (I) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or other agreement with a labour union or labour organisation (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in the case of each of sub-clauses (A) through (I) of this Clause 5.1(b)(iii), as required by existing written agreements or Fyffes Benefit Plans in effect as of the date of this Agreement or as otherwise required by applicable Law. Notwithstanding the foregoing, Fyffes and its Subsidiaries shall be able to make routine promotions in the ordinary course of business consistent with past practice;

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(iv)	shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of Fyffes, except as required by EU IFRS or applicable Law;

(v)	shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed $5,000,000 in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any Clearance required to satisfy a Condition or that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement (including the Combination), and (ii) in respect of any mergers, consolidations or business combinations among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement), or pursuant to existing contracts set forth in Clause 5.1(b)(v) of the Fyffes Disclosure Schedule;

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(vi)	shall not amend the Fyffes Memorandum and Articles of Association in any manner that would adversely affect the consummation of the transactions contemplated by this Agreement, and shall not permit any of its Subsidiaries to adopt any material amendments to its Organisational Documents;

(vii)	shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital, voting securities or other equity interest in Fyffes or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Fyffes Option under any existing Fyffes Share Plan, other than (A) issuances of Fyffes Shares in respect of any exercise of Fyffes Options or the vesting or settlement of Fyffes Share Awards outstanding on the date hereof or as may be granted after the date hereof in accordance with this Clause 5.1(b), (B) withholding of Fyffes Shares to satisfy Tax obligations pertaining to the exercise of Fyffes Options or the vesting or settlement of Fyffes Share Awards or to satisfy the exercise price with respect to Fyffes Options or to effectuate an optionee direction upon exercise and (C) transactions among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

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(viii)	shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Fyffes Shares tendered by holders of Fyffes Options and Fyffes Share Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) transactions among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

(ix)	shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement), (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Fyffes or any of its Subsidiaries, (C) guarantees by Fyffes of indebtedness for borrowed money of Subsidiaries of Fyffes or guarantees by Fyffes’ Subsidiaries of indebtedness for borrowed money of Fyffes or any Subsidiary of Fyffes, which indebtedness is incurred in compliance with this Clause 5.1(b)(ix), (D) indebtedness for borrowed money incurred pursuant to agreements entered into by Fyffes or its Subsidiaries in effect prior to the execution of this Agreement and set forth in Clause 5.1(b)(ix) of the Fyffes Disclosure Schedule (or entered into to refinance such indebtedness), (E) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (F) indebtedness for borrowed money not to exceed $5 million in aggregate principal amount outstanding at any time incurred by Fyffes or any of its Subsidiaries other than in accordance with sub-clauses (A) - (D), inclusive; provided that nothing contained herein shall prohibit Fyffes and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

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(x)	shall not, and shall not permit any of its Subsidiaries to, make any loans to any other person involving in excess of $5 million individually or in the aggregate, except (A) (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement) for loans among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries or (B) as set forth in Clause 5.1(b)(x) of the Fyffes Disclosure Schedule;

(xi)	shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Fyffes Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to sub-clause (ix) hereof, (C) sales of inventory in the ordinary course of business, (D) for transactions involving less than $1,000,000 individually and $5,000,000 in the aggregate, (E) (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) for transactions among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries, or (F) items set forth in Clause 5.1(b)(xi) of the Fyffes Disclosure Schedule;

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(xii)	shall not, and shall not permit any of its Subsidiaries to, compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending against Fyffes or any of its Subsidiaries (for the avoidance of doubt, not including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than (A) the compromise or settlement of claims, litigation, investigations or proceedings of the type described in Clause 5.1(b)(xii)(A) of the Fyffes Disclosure Schedule (the “Clause 5.1(b)(xii)(A) Claims”), as set forth in Clause 5.1(b)(xii)(A) of the Fyffes Disclosure Schedule and (B) in the case of any other such claims, litigations, investigations or proceedings that are not Clause 5.1(b)(xii)(A) Claims, any such compromise or settlement that (x) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, the applicable amounts set forth on Clause 5.1(b)(xii)(B) of the Fyffes Disclosure Schedule or $5,000,000 (whichever amount is lower), (y) does not impose any material injunctive relief on Fyffes and its Subsidiaries, or otherwise as required by applicable Law or any judgment by a court of competent jurisdiction and (z) does not relate to any class action type claims, litigation, investigations or proceedings;

(xiii)	shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes for the Fyffes Group, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material amount of Tax refund;

(xiv)	shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure or expenditures, or commit to do so, materially in excess of the amounts set forth in Clause 5.1(b)(xiv) of the Fyffes Disclosure Schedule;

(xv)	except in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Fyffes Material Contract, or materially modify, materially amend or terminate any Fyffes Material Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned, in each case as applicable, would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby;

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(xvi)	shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby, (A) for the sale, lease, or transfer (including the licensing, subleasing, or assigning) of any Fyffes Owned Real Property or Fyffes Leased Real Property, (B) to amend or modify in any material respect any Fyffes Lease, or (C) to lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained, prior to the date hereof, would constitute Fyffes Owned Real Property or Fyffes Leased Real Property;

(xvii)	shall not, and shall not permit any of its Subsidiaries to, other than in the ordinary course of business, alter any intercompany arrangements or agreements or the ownership structure among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have material tax consequences to Fyffes or any of its Subsidiaries;

(xviii)	shall not, and shall not permit any of its Subsidiaries to, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by Fyffes covering Fyffes or any of its Subsidiaries, or their respective properties unless such terminated policies are replaced by a comparable amount of insurance coverage;

(xix)	shall not adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Fyffes or any of its Material Subsidiaries; and

(xx)	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

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5.2	Conduct of Business by Chiquita

(a)	At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.2 of the Chiquita Disclosure Schedule (it being agreed that disclosure of any matter in any sub-clause of Clause 5.2 of the Chiquita Disclosure Schedule shall be deemed a disclosure with respect to any other sub-clause of this Clause 5.2 to which the relevance of such information is reasonably apparent), or with the prior written consent of Fyffes (such consent not to be unreasonably withheld, conditioned or delayed), Chiquita shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects, and use all reasonable endeavours to maintain and preserve its business organization and its material rights and maintain relationships with customers, suppliers and other third parties; provided, however, that no action by Chiquita or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.2(b).

(b)	At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.2 of the Chiquita Disclosure Schedule, or with the prior written consent of Fyffes (such consent not to be unreasonably withheld, conditioned or delayed), Chiquita:

(i)	shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorise or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Chiquita or its Subsidiaries), except dividends and distributions paid or made on a pro rata basis by Subsidiaries in the ordinary course consistent with past practice;

(ii)	shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Chiquita (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) which remains a wholly owned Subsidiary after consummation of such transaction;

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(iii)	shall not, and shall not permit any of its Subsidiaries to (A) grant any Chiquita Share Options, Chiquita Share Awards or any other equity-based awards or long-term incentives other than in the ordinary course of business consistent with past practice, (B) increase the compensation or other benefits payable or provided to Chiquita’s current or former directors, corporate officers or executive officers other than in the ordinary course of business consistent with past practice, (C) increase the compensation or other benefits payable or provided to Chiquita’s employees who are not current or former directors, corporate officers or executive officers, other than in the ordinary course of business and consistent with past practices, (D) enter into any employment, change of control, severance or retention agreement with any Material Employee of Chiquita (except (1) to the extent necessary to replace a departing employee who was party to such an agreement, in which case, any such new agreement shall not provide for compensation or benefits materially in excess of the compensation or benefits payable to such departing employee at the time of his or her termination, (2) for employment agreements terminable on less than 30 days’ notice without penalty or liability or (3) for severance agreements that provide severance benefits that are not in excess of those benefits provided under Chiquita’s severance plan, as in effect on the date hereof, entered into with employees in the ordinary course of business and consistent with past practices in connection with terminations of employment), (E) terminate the employment of any corporate officers or executive officers other than for cause, (F) amend any performance targets with respect to any outstanding bonus or equity awards, (G) increase the funding obligation or contribution rate of any Chiquita Benefit Plan subject to Title IV of ERISA other than in the ordinary course of business and consistent with past practices, (H) establish, adopt, enter into, amend or terminate any Chiquita Benefit Plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (I) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or other agreement with a labour union or labour organisation (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in the case of each of sub-clauses (A) through (I) of this Clause 5.2(b)(iii), as required by existing written agreements or Chiquita Benefit Plans in effect as of the date of this Agreement or as otherwise required by applicable Law. Notwithstanding the foregoing, Chiquita and its Subsidiaries shall be able to make routine promotions in the ordinary course of business consistent with past practice;

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(iv)	shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of Chiquita, except as required by US GAAP or applicable Law;

(v)	shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed $5,000,000 in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any Clearance required to satisfy a Condition or that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement (including the Combination), and (ii) in respect of any mergers, consolidations or business combinations among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement), or pursuant to existing contracts set forth in Clause 5.1(b)(v) of the Chiquita Disclosure Schedule;

(vi)	shall not amend the Chiquita Certificate of Incorporation, the Chiquita Bylaws or the IrHoldco Memorandum and Articles of Association, and shall not permit any of the other Chiquita Merger Parties to amend any of the Other Chiquita Merger Party Organisational Documents, in each case in any manner that would adversely affect the consummation of the transactions contemplated by this Agreement, and shall not permit any of its Subsidiaries to adopt any material amendments to its Organisational Documents;

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(vii)	shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in Chiquita or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Chiquita Share Option under any existing Chiquita Share Plan, other than (A) issuances of Chiquita Shares in respect of any exercise of Chiquita Share Options or the vesting or settlement of Chiquita Share Awards outstanding on the date hereof or as may be granted after the date hereof in accordance with this Clause 5.2(b), (B) withholding of Chiquita Shares to satisfy Tax obligations pertaining to the exercise of Chiquita Share Options or the vesting or settlement of Chiquita Share Awards or to satisfy the exercise price with respect to Chiquita Share Options or to effectuate an optionee direction upon exercise; (C) issuances of Chiquita Shares upon conversion of the Chiquita Convertible Notes outstanding as of the date of this Agreement; (D) transactions among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

(viii)	shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Chiquita Shares tendered by holders of Chiquita Share Options and Chiquita Share Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) transactions among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

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(ix)	shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement), (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Chiquita or any of its Subsidiaries, (C) guarantees by Chiquita of indebtedness for borrowed money of Subsidiaries of Chiquita or guarantees by Chiquita’s Subsidiaries of indebtedness for borrowed money of Chiquita or any Subsidiary of Chiquita, which indebtedness is incurred in compliance with this Clause 5.2(b)(ix), (D) indebtedness for borrowed money incurred pursuant to agreements entered into by Chiquita or its Subsidiaries in effect prior to the execution of this Agreement and set forth in Clause 5.2(b)(ix) of the Chiquita Disclosure Schedule (or entered into to refinance such indebtedness), (E) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (F) indebtedness for borrowed money not to exceed $5 million in aggregate principal amount outstanding at any time incurred by Chiquita or any of its Subsidiaries other than in accordance with sub-clauses (A) - (D), inclusive; provided that nothing contained herein shall prohibit Chiquita and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(x)	shall not, and shall not permit any of its Subsidiaries to, make any loans to any other person involving in excess of $5 million individually or in the aggregate, except (A) (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement) for loans among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries or (B) as set forth in Clause 5.2(b)(x) of the Chiquita Disclosure Schedule;

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(xi)	shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Chiquita Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to sub-clause (ix) hereof, (C) sales of inventory in the ordinary course of business, (D) for transactions involving less than $1,000,000 individually and $5,000,000 in the aggregate, (E) (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) for transactions among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries or (F) items set forth in Clause 5.2(b)(xi) of the Chiquita Disclosure Schedule;

(xii)	shall not, and shall not permit any of its Subsidiaries to, compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending against Chiquita or any of its Subsidiaries (for the avoidance of doubt, not including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than (A) the compromise or settlement of claims, litigation, investigations or proceedings of the type described in Clause 5.2(b)(xii)(A) of the Chiquita Disclosure Schedule (the “Clause 5.2(b)(xii)(A) Claims”), as set forth in Clause 5.2(b)(xii)(A) of the Chiquita Disclosure Schedule and (B) in the case of any other such claims, litigations, investigations or proceedings that are not Clause 5.2(b)(xii)(A) Claims, any such compromise or settlement that (x) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, the applicable amounts set forth on Clause 5.2(b)(xii)(B) of the Chiquita Disclosure Schedule or $5,000,000 (whichever amount is lower), (y) does not impose any material injunctive relief on Chiquita and its Subsidiaries, or otherwise as required by applicable Law or any judgment by a court of competent jurisdiction and (z) does not relate to any class action type claims, litigation, investigations or proceedings;

(xiii)	shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes for the Chiquita Group, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material amount of Tax refund;

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(xiv)	shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure or expenditures, or commit to do so, materially in excess of the amounts set forth in Clause 5.2(b)(xiv) of the Chiquita Disclosure Schedule;

(xv)	except in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Chiquita Material Contract, or materially modify, materially amend or terminate any Chiquita Material Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned, in each case as applicable, would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby;

(xvi)	shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby, (A) for the sale, lease, or transfer (including the licensing, subleasing, or assigning) of any Chiquita Owned Real Property or Chiquita Leased Real Property, (B) to amend or modify in any material respect any Chiquita Lease, or (C) to lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained, prior to the date hereof, would constitute Chiquita Owned Real Property or Chiquita Leased Real Property.

(xvii)	shall not, and shall not permit any of its Subsidiaries to, other than in the ordinary course of business, alter any intercompany arrangements or agreements or the ownership structure among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have material tax consequences to Chiquita or any of its Subsidiaries;

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(xviii)	shall not, and shall not permit any of its Subsidiaries to, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by Chiquita covering Chiquita or any of its Subsidiaries, or their respective properties unless such terminated policies are replaced by a comparable amount of insurance coverage;

(xix)	shall not adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Chiquita or any of its Material Subsidiaries; and

(xx)	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

5.3	Non-Solicitation Applicable to Fyffes

(a)	Subject to any actions which Fyffes is required to take so as to comply with the requirements of the Takeover Rules, Fyffes agrees that neither it nor any Subsidiary of Fyffes nor any of their respective officers, directors or employees shall, and that it shall use all reasonable endeavours to cause its and their respective Representatives and any person Acting in Concert with Fyffes not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Fyffes Alternative Proposal, or (ii) participate in any discussions or negotiations regarding a Fyffes Alternative Proposal with, or furnish any nonpublic information of Fyffes to, any person that has made or, to Fyffes’ knowledge, is considering making a Fyffes Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.3. Fyffes shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Fyffes Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a Fyffes Alternative Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

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(b)	Notwithstanding the limitations set forth in Clause 5.3(a), if Fyffes receives a bona fide unsolicited written Fyffes Alternative Proposal or enquiry or proposal from a person who is intending on making a Fyffes Alternative Proposal and the Fyffes Board determines in good faith (after consultation with Fyffes’ financial advisors and outside legal counsel) that the failure to take the actions described in sub-clauses (x) and (y) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law (including, for the avoidance of doubt, Rule 20.2 of the Takeover Rules), and which Fyffes Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.3, Fyffes may take any or all of the following actions: (x) furnish nonpublic information to the third party (and any persons working in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Fyffes Alternative Proposal (provided that all such information has previously been provided to Chiquita or is provided to Chiquita prior to or concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Fyffes receives from the third party and persons acting in concert with the third party an executed confidentiality agreement on terms not less restrictive of such person than the Confidentiality Agreement (other than to permit the submission of a proposal to the Fyffes Board) and (y) engage in discussions or negotiations with the third party (and such other persons) with respect to such Fyffes Alternative Proposal. Fyffes will promptly (and in any event within 48 hours of receipt) notify Chiquita orally and in writing of the receipt of any Fyffes Alternative Proposal or any communication or proposal that may reasonably be expected to lead to a Fyffes Alternative Proposal and shall, in the case of any such notice to Chiquita as to receipt of a Fyffes Alternative Proposal, indicate the material terms and conditions of such Fyffes Alternative Proposal or such communication or proposal (including any changes to such material terms and conditions) and the identity of the person making any such Fyffes Alternative Proposal and thereafter shall promptly keep Chiquita reasonably informed on a current basis of any material change to the terms and status of any such Fyffes Alternative Proposal. Fyffes shall provide to Chiquita as soon as reasonably practicable after receipt or delivery thereof (and in any event within 48 hours of receipt or delivery) copies of all written correspondence and other written material exchanged between Fyffes or any of its Subsidiaries and the person making a Fyffes Alternative Proposal (or such person’s Representatives) that describes any of the material terms or conditions of such Fyffes Alternative Proposal. Fyffes shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement that prohibits Fyffes or any of its Subsidiaries from providing such information to Chiquita or complying with its obligations to Chiquita under this Agreement.

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(c)	Except as set forth in Clauses 5.3(d), (e) and (f) below, neither the Fyffes Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Chiquita), or propose publicly to withdraw (or modify in any manner adverse to Chiquita), the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii), as applicable, or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Fyffes Alternative Proposal (any action in this sub-clause (i) being referred to as a “Fyffes Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication in and of itself shall constitute a Fyffes Change of Recommendation and (y) for the avoidance of doubt, the provision by Fyffes to Chiquita of notice or information in connection with a Fyffes Alternative Proposal or Fyffes Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Fyffes Change of Recommendation) or (ii) cause or allow Fyffes or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement, license agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Fyffes Alternative Proposal, or requiring, or reasonably expected to cause, Fyffes to abandon, terminate, delay or fail to consummate the Combination (other than as contemplated by and in accordance with Clause 5.3(i) and other than a confidentiality agreement referred to in Clause 5.3(b)).

(d)	Nothing in this Agreement shall prohibit or restrict the Fyffes Board, at any time prior to obtaining the Fyffes Shareholder Approval, from making a Fyffes Change of Recommendation if the Fyffes Board has concluded in good faith (after consultation with Fyffes’ outside legal counsel and financial advisors) (i) that a Fyffes Alternative Proposal constitutes a Fyffes Superior Proposal and (ii) that the failure to make a Fyffes Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Fyffes shall have provided prior written notice to Chiquita, at least three Business Days in advance, of the Fyffes Board’s intention to make such Fyffes Change of Recommendation, and specifying the material terms of the Fyffes Alternative Proposal, the identity of the person making such Fyffes Alternative Proposal and such other information with respect to such Fyffes Alternative Proposal required by Clause 5.3(b), and provided, further, that the Fyffes Board shall take into account any changes to the terms of this Agreement, the Combination, the Scheme and/or the Merger proposed by Chiquita during such three Business Day period in response to such prior written notice or otherwise, and during such three Business Day period Fyffes shall engage in good faith negotiations with Chiquita regarding any changes to the terms of this Agreement proposed by Chiquita.

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(e)	Nothing in this Agreement shall prohibit or restrict the Fyffes Board, in response to an Intervening Event, from making a Fyffes Change of Recommendation at any time prior to obtaining the Fyffes Shareholder Approval if the Fyffes Board has concluded in good faith (after consultation with Fyffes’ outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Fyffes shall have provided prior written notice to Chiquita, at least three Business Days in advance, of the Fyffes’ Board’s intention to make such Fyffes Change of Recommendation and specifying the reasons therefor, and provided, further, that the Fyffes Board shall take into account any changes to the terms of the Agreement, the Combination, the Scheme and/or the Merger proposed by Chiquita in response to such prior written notice or otherwise, and during such three Business Day period Fyffes shall engage in good faith negotiations with Chiquita regarding any changes to the terms of the Agreement proposed by Chiquita. Notwithstanding any Fyffes Change of Recommendation under this Agreement, unless this Agreement has been terminated in accordance with Clause 9, Fyffes shall hold the Court Meeting and the EGM in accordance with Clause 3.1 for purposes of obtaining the approval of the Resolutions by the requisite majorities of Fyffes Shareholders, and nothing contained herein shall be deemed to relieve Fyffes of such obligation.

(f)	Nothing contained in this Agreement shall prohibit or restrict Fyffes or the Fyffes Board from making any disclosure to the Fyffes Shareholders if, in the good faith judgment of the Fyffes Board (after consultation with Fyffes’ outside legal advisors), failure to so disclose would be reasonably likely to give rise to a violation of applicable Law; provided, however, that any such disclosure that relates to the approval, recommendation or declaration of advisability by the Fyffes Board with respect to this Agreement, the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii), as applicable, or a Fyffes Alternative Proposal shall be deemed to be a Fyffes Change of Recommendation unless Fyffes in connection with such disclosure publicly and expressly states that the Fyffes Board rejects the applicable Fyffes Alternative Proposal or publicly and expressly states that its recommendation with respect to this Agreement and the Scheme Recommendation or, the recommendation contemplated by Clause 3.6(c)(iii), as applicable, has not changed or refers to the prior recommendation of the Fyffes Board, without disclosing or effecting any Change of Recommendation.

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(g)	As used in this Agreement, “Fyffes Alternative Proposal” shall mean any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Chiquita or any person Acting in Concert with Chiquita pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Fyffes by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Fyffes and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Fyffes’ Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Fyffes Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Fyffes as a result of which the holders of Fyffes Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(h)	As used in this Agreement “Fyffes Superior Proposal” shall mean an unsolicited written bona fide Fyffes Alternative Proposal made by any person that the Fyffes Board determines in good faith (after consultation with Fyffes’ financial advisors and outside legal counsel) is more favourable to the Fyffes Shareholders than the transactions contemplated by the Transaction Agreement, taking into account (i) any revisions to the terms of the transactions contemplated by this Agreement proposed by Chiquita in respect of such Fyffes Alternative Proposal in accordance with Clauses 5.3(d) and/or 5.3(e) and (ii) such financial, regulatory, legal and other aspects of such proposal as the Fyffes Board considers to be appropriate (it being understood that, for purposes of the definition of “Fyffes Superior Proposal”, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”).

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(i)	The Parties agree that:

(i)	Fyffes may terminate this Agreement, at any time prior to obtaining the Fyffes Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Fyffes Superior Proposal, provided that (w) the Fyffes Board has concluded in good faith (after consultation with Fyffes’ outside legal counsel and financial advisors) (1) that a Fyffes Alternative Proposal constitutes a Fyffes Superior Proposal and (2) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, (x) promptly upon the Fyffes Board’s determination (after consultation with Fyffes’ outside legal counsel and financial advisors) that a Fyffes Superior Proposal exists (and in any event, within twenty-four (24) hours of such determination) Fyffes has provided a written notice to Chiquita (a “Superior Proposal Notice”) advising Chiquita that Fyffes has received a Fyffes Alternative Proposal and specifying the material terms of such Fyffes Alternative Proposal, the identity of the person making such Fyffes Alternative Proposal and such other information with respect thereto required by Clause 5.3(b) and including written notice of the determination of the Fyffes Board that the Fyffes Alternative Proposal constitutes a Fyffes Superior Proposal, (y) Fyffes has provided Chiquita with an opportunity, for a period of three (3) Business Days from the time of delivery to Chiquita of the Superior Proposal Notice (as may be extended pursuant to the proviso below, the “Notice Period”), to propose to amend (the “Right to Match”) the terms and conditions of this Agreement and the Combination, including an increase in, or modification of, the Scheme Consideration (any such proposed transaction, a “Revised Acquisition”), such that the Fyffes Superior Proposal no longer constitutes a Fyffes Superior Proposal, and (z) at the end of such Notice Period, the Fyffes Board has determined (after consultation with Fyffes’ financial advisors and outside legal counsel) that the Fyffes Alternative Proposal continues to be a Fyffes Superior Proposal notwithstanding the Revised Acquisition and taking into account all amendments and proposed changes made thereto during the Notice Period. In the event that during the Notice Period any revision is made to the financial terms or other material terms and conditions of the Fyffes Superior Proposal, Fyffes shall be required, upon each such revision, to deliver a new Superior Proposal Notice to Chiquita and to comply with the requirements of this Clause 5.3(i) with respect to such new Superior Proposal Notice, except that the Notice Period shall be the greater of 48 hours and the amount of time remaining in the initial Notice Period; and

(ii)	in the event that a competitive situation arises pursuant to Rule 31.4 of the Takeover Rules in relation to Chiquita and a third party or parties, Fyffes shall use all reasonable endeavours to obtain permission from the Panel to provide that the auction procedure determined by the Panel shall give effect to and be consistent with Chiquita’s rights and the obligations of Fyffes and the Fyffes Board pursuant to Clause 5.3, and Fyffes shall use reasonable endeavours to keep Chiquita reasonably informed of any discussions with the Panel in respect of the determination of such auction procedure.

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5.4	Non-Solicitation Applicable to Chiquita

(a)	Chiquita agrees that neither it nor any Subsidiary of Chiquita nor any of their respective officers, directors or employees shall, and that it shall use all reasonable endeavours to cause its and their respective Representatives and any person Acting in Concert with Chiquita not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Chiquita Alternative Proposal, or (ii) participate in any discussions or negotiations regarding a Chiquita Alternative Proposal with, or furnish any nonpublic information of Chiquita to, any person that has made or, to Chiquita’s knowledge, is considering making a Chiquita Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.4. Chiquita shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Chiquita Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a Chiquita Alternative Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

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(b)	Notwithstanding the limitations set forth in Clause 5.4(a), if Chiquita receives a bona fide unsolicited written Chiquita Alternative Proposal or enquiry or proposal from a person who is intending on making a Chiquita Alternative Proposal and the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisors and outside legal counsel) that the failure to take the actions described in sub-clauses (x) and (y) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and which Chiquita Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.4, Chiquita may take any or all of the following actions: (x) furnish nonpublic information to the third party (and any persons working in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Chiquita Alternative Proposal (provided that all such information has previously been provided to Fyffes or is provided to Fyffes prior to or concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Chiquita receives from the third party and persons acting in concert with the third party an executed confidentiality agreement on terms not less restrictive of such person than the Confidentiality Agreement (other than to permit the submission of a proposal to the Chiquita Board or publicly announce the submission of a proposal and communicate with Chiquita shareholders in connection therewith) and (y) engage in discussions or negotiations with the third party (and such other persons) with respect to such Chiquita Alternative Proposal. Chiquita will promptly (and in any event within 48 hours of receipt) notify Fyffes orally and in writing of the receipt of any Chiquita Alternative Proposal or any communication or proposal that may reasonably be expected to lead to a Chiquita Alternative Proposal and shall, in the case of any such notice to Fyffes as to receipt of a Chiquita Alternative Proposal, indicate the material terms and conditions of such Chiquita Alternative Proposal or such communication or proposal (including any changes to such material terms and conditions) and the identity of the person making any such Chiquita Alternative Proposal and thereafter shall promptly keep Fyffes reasonably informed on a current basis of any material change to the terms and status of any such Chiquita Alternative Proposal. Chiquita shall provide to Fyffes as soon as reasonably practicable after receipt or delivery thereof (and in any event within 48 hours of receipt or delivery) copies of all written correspondence and other written material exchanged between Chiquita or any of its Subsidiaries and the person making a Chiquita Alternative Proposal (or such person’s Representatives) that describes any of the material terms or conditions of such Chiquita Alternative Proposal. Chiquita shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement that prohibits Chiquita or any of its Subsidiaries from providing such information to Fyffes or complying with its obligations to Fyffes under this Agreement.

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(c)	Except as set forth in Clauses 5.4(d), (e) and (f) below, neither the Chiquita Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Fyffes), or propose publicly to withdraw (or modify in any manner adverse to Fyffes), the Chiquita Recommendation, or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Chiquita Alternative Proposal (any action in this sub-clause (i) being referred to as a “Chiquita Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Chiquita Change of Recommendation and (y) for the avoidance of doubt, the provision by Chiquita to Fyffes of notice or information in connection with a Chiquita Alternative Proposal or Chiquita Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Chiquita Change of Recommendation) or (ii) cause or allow Chiquita or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement, license agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Chiquita Alternative Proposal, or requiring, or reasonably expected to cause, Chiquita to abandon, terminate, delay or fail to consummate the Combination (other than as contemplated by and in accordance with Clause 5.4(i) and other than a confidentiality agreement referred to in Clause 5.4(b)).

(d)	Nothing in this Agreement shall prohibit or restrict the Chiquita Board, at any time prior to obtaining the Chiquita Shareholder Approval, from making a Chiquita Change of Recommendation if the Chiquita Board has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) (i) that a Chiquita Alternative Proposal constitutes a Chiquita Superior Proposal and (ii) that the failure to make a Chiquita Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e)	Nothing in this Agreement shall prohibit or restrict the Chiquita Board, in response to an Intervening Event, from making a Chiquita Change of Recommendation at any time prior to obtaining the Chiquita Shareholder Approval if the Chiquita Board has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Notwithstanding any Chiquita Change of Recommendation under this Agreement, unless this Agreement has been terminated in accordance with Clause 9, Chiquita shall hold the Chiquita Shareholders Meeting in accordance with Clause 3.7 for purposes of obtaining the Chiquita Shareholder Approval, and nothing contained herein shall be deemed to relieve Chiquita of such obligation.

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(f)	Nothing contained in this Agreement shall prohibit or restrict Chiquita or the Chiquita Board from (i) taking and disclosing to the Chiquita Shareholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Chiquita Shareholders if, in the good faith judgment of the Chiquita Board (after consultation with Chiquita’s outside legal advisors), failure to so disclose would be reasonably likely to give rise to a violation of applicable Law; provided, however, that any such disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that relates to the approval, recommendation or declaration of advisability by the Chiquita Board with respect to this Agreement or the Merger, as applicable, or a Chiquita Alternative Proposal shall be deemed to be a Chiquita Change of Recommendation unless Chiquita in connection with such disclosure publicly and expressly states that the Chiquita Board rejects the applicable Chiquita Alternative Proposal or publicly and expressly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Chiquita Board, without disclosing or effecting any Change of Recommendation.

(g)	As used in this Agreement, “Chiquita Alternative Proposal” shall mean any bona fide proposal or bona fide offer made by any person for (i) the acquisition of Chiquita by takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Chiquita and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Chiquita’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Chiquita Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Chiquita as a result of which the holders of Chiquita Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(h)	As used in this Agreement “Chiquita Superior Proposal” shall mean an unsolicited written bona fide Chiquita Alternative Proposal made by any person that the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisors and outside legal counsel) is more favourable to the Chiquita Shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Chiquita Board considers to be appropriate (it being understood that, for purposes of the definition of “Chiquita Superior Proposal”, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”).

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(i)	The Parties agree that Chiquita may terminate this Agreement, at any time prior to obtaining the Chiquita Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Chiquita Superior Proposal, provided that the Chiquita Board has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) (1) that a Chiquita Alternative Proposal constitutes a Chiquita Superior Proposal and (2) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Fyffes Representations and Warranties

Except as fairly disclosed in the Fyffes Documents published on a Regulatory Information Service in compliance with the AIM Rules and the ESM since January 1, 2011 and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure schedule delivered by Fyffes to Chiquita immediately prior to the execution of this Agreement (the “Fyffes Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Fyffes Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Fyffes represents and warrants to Chiquita as follows:

(a)	Qualification, Organisation, Subsidiaries, etc. Each of Fyffes and its Subsidiaries is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organised, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect. Fyffes has filed with the Registrar of Companies and has made available on its website in accordance with Rule 26 of each of the AIM Rules and the ESM Rules, prior to the date of this Agreement, a complete and accurate copy of the Memorandum and Articles of Association of Fyffes (the “Fyffes Memorandum and Articles of Association”) as amended to the date hereof. The Fyffes Memorandum and Articles of Association are in full force and effect. None of Fyffes or any of its Subsidiaries is in violation of its Organisational Documents in any material respect.

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(i)	Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Fyffes have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Fyffes free and clear of all Liens, other than Fyffes Permitted Liens. Clause 6.1(a) of the Fyffes Disclosure Schedule contains a correct and complete list of all of Fyffes’ Material Subsidiaries, the ownership interest of Fyffes in each such Subsidiary and the ownership interest of any other Person or Persons in each such Subsidiary.

(b)	Capital.

(i)	The authorised capital of Fyffes consists of 750,000,000 Fyffes Shares. As of March 6, 2014 (the “Capitalisation Date”), 325,734,807 Fyffes Shares were issued and outstanding, of which 28,075,000 Fyffes Shares were held in treasury (5,075,000 of which Fyffes Shares held in treasury were held by Subsidiaries of Fyffes). All the outstanding Fyffes Shares are, and all Fyffes Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(ii)	Clause 6.1(b)(ii) of the Fyffes Disclosure Schedule contains a correct and complete list of each outstanding Fyffes Option and Fyffes Share Award under the Fyffes Share Plans as of the Capitalisation Date, including the holder, date of grant, term, number of Fyffes Shares subject thereto (at both target and maximum levels of performance, if applicable), the Fyffes Share Plan under which such Fyffes Option or Fyffes Share Award was granted and where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of the Agreement or consummation of the transactions contemplated by the Agreement or by change of position following consummation of the transactions contemplated by the Agreement.

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(iii)	Except as set forth in Clause 6.1.(b)(iii) of the Fyffes Disclosure Schedule, there are no outstanding pre-emptive or other outstanding rights. Except as set forth in sub-clause (i) above, as of the date hereof: (A) Fyffes does not have any shares of capital in issue or outstanding other than Fyffes Shares that have become outstanding after the Capitalisation Date, but were reserved for issuance as set forth in sub-clause (i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements or commitments relating to the issuance of shares of capital to which Fyffes or any of Fyffes’ Subsidiaries is a party obligating Fyffes or any of Fyffes’ Subsidiaries to (I) issue, transfer or sell any shares in the capital or other equity interests of Fyffes or any Subsidiary of Fyffes or securities convertible into or exchangeable for, or exercisable for, or giving any Person a right to subscribe for or acquire such shares or equity interests (in each case other than to Fyffes or a wholly owned Subsidiary of Fyffes) and no securities or obligations evidencing such rights are authorised, issued or outstanding; (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (III) redeem or otherwise acquire any such shares in its capital or other equity interests; or (IV) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned.

(iv)	Neither Fyffes nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Fyffes Shareholders on any matter.

(v)	There are no voting trusts or other agreements or understandings to which Fyffes or any of its Subsidiaries is a party with respect to the voting of the shares in the capital or other equity interest of Fyffes or any of its Subsidiaries.

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(vi)	Fyffes has delivered or otherwise made available to Chiquita prior to the date of the Agreement true and complete copies of all Fyffes Share Plans covering the Fyffes Options and Fyffes Share Awards outstanding as of the date of the Agreement, the forms of all award agreements evidencing such Fyffes Options and, if applicable, Fyffes Share Awards (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply). Each (A) Fyffes Option and Fyffes Share Award was granted in compliance with all applicable Law and all of the terms and conditions of the Fyffes Share Plan pursuant to which it was issued, (B) Fyffes Option and, if applicable, Fyffes Share Award has an exercise price per Fyffes Share equal to or greater than the fair market value of a Fyffes Share as determined pursuant to the terms of the applicable Employee Share Plan on the date of such grant, (C) Fyffes Option and, if applicable, Fyffes Share Award has a grant date identical to the date on which the Fyffes Board or compensation committee actually awarded such Fyffes Option or, if applicable, Fyffes Share Award (D) Fyffes Option and Fyffes Share Award qualifies for the Tax and accounting treatment afforded to such award in Fyffes’ Tax Returns and all Fyffes Documents, respectively, and (E) to the extent applicable, Fyffes Option and Fyffes Share Award does not trigger any liability for the holder thereof under Section 409A of the Code or similar provision in any other tax jurisdiction.

(c)	Corporate Authority Relative to this Agreement; No Violation.

(i)	Fyffes has all requisite corporate power and authority to enter into this Agreement and the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Fyffes Shareholder Approval (and, in the case of the IrHoldco Distributable Reserves Creation, to approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders and the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders, to the adoption by the shareholders of IrHoldco of the resolution contemplated by Clause 7.10(c)(i) and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Combination. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Fyffes Board and, except for (A) the Fyffes Shareholder Approval, (B) the filing of the required documents and other actions in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, and (C) the filing of the Court Order with the Registrar of Companies, no other corporate proceedings on the part of Fyffes are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Fyffes Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of Fyffes and the Fyffes Shareholders and has adopted a resolution to make, subject to Clause 5.3 and to the obligations of the Fyffes Board under the Takeover Rules, the Scheme Recommendation. This Agreement has been duly and validly executed and delivered by Fyffes and, assuming this Agreement constitutes the valid and binding agreement of the Chiquita Parties, constitutes the valid and binding agreement of Fyffes, enforceable against Fyffes in accordance with its terms.

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(ii)	Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements under the EC Merger Regulation, (G) any applicable requirements of other Antitrust Laws, (H) any applicable requirements of the AIM or ESM and (I) the Clearances set forth on Clause 6.1(c)(ii) of the Fyffes Disclosure Schedule, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Fyffes of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (I) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect or (II) as may arise as a result of facts or circumstances relating to Chiquita or its Affiliates or Laws or contracts binding on Chiquita or its Affiliates.

(iii)	The execution and delivery by Fyffes of this Agreement and the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.1(c)(ii), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license (each, a “Contract”) binding upon Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties, rights or assets of Fyffes or any of Fyffes’ Subsidiaries, other than Fyffes Permitted Liens, (B) conflict with or result in any violation of any provision of the Organisational Documents of Fyffes or any of Fyffes’ Subsidiaries or (C) conflict with or violate any Laws applicable to Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets, other than, (I) in the case of sub-clauses (A), (B) (with respect to Subsidiaries that are not Significant Subsidiaries) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, and (II) as may arise as a result of facts or circumstances relating to Chiquita or its Affiliates or Laws or contracts binding on Chiquita or its Affiliates.

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(d)	Reports and Financial Statements.

(i)	From December 31, 2012 through the date of this Agreement, Fyffes has filed or published all forms, documents and reports (including exhibits and other information incorporated therein) required to be published prior to the date hereof by it in accordance with the AIM Rules and the ESM Rules, including the information required to be made available by it on its website under Rule 26 of each of the AIM Rules and the ESM Rules (the “Rule 26 Information”, and with such other forms, documents and reports the “Fyffes Documents”) and has filed all returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of Fyffes with the Registrar of Companies in Ireland. As of their respective dates, or, if amended, as of the date of the last such amendment, the Fyffes Documents complied in all material respects with the requirements of the AIM Rules and the ESM Rules and the applicable rules and regulations promulgated thereunder, and none of the Fyffes Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading.

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(ii)	The consolidated financial statements (including all related notes and schedules) of Fyffes included in the Fyffes Documents when filed or published complied as to form in all material respects with the applicable accounting requirements, EU IFRS, the Companies Acts and the AIM Rules and ESM Rules with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Fyffes and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with EU IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e)	Internal Controls and Procedures. Fyffes maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with EU IFRS and includes those policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Fyffes, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with EU IFRS, and that receipts and expenditures of Fyffes are being made only in accordance with authorisations of management and directors of Fyffes, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Fyffes’ assets that could have a material effect on its financial statements.

(f)	No Undisclosed Liabilities. Except (i) as disclosed, reflected or reserved against in Fyffes’ consolidated balance sheet (or the notes thereto) as of December 31, 2013 included in the Fyffes Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since December 31, 2013, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Fyffes nor any Subsidiary of Fyffes has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by EU IFRS to be reflected on a consolidated balance sheet of Fyffes and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have a Fyffes Material Adverse Effect. Fyffes is not a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

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(g)	Compliance with Law; Permits.

(i)	Fyffes and each of Fyffes’ Subsidiaries are in compliance with and are not in default under or in violation of any Laws applicable to Fyffes, such Subsidiaries or any of their respective properties or assets, except where such noncompliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(ii)	Fyffes and Fyffes’ Subsidiaries are in possession of all franchises, grants, authorisations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Relevant Authority necessary for Fyffes and Fyffes’ Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Fyffes Permits”), except where the failure to have any of the Fyffes Permits would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. All Fyffes Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(iii)	Notwithstanding anything contained in this Clause 6.1(g), no representation or warranty shall be deemed to be made in this Clause 6.1(g) in respect of the matters referenced in Clause 6.1(d) or 6.1(e), or in respect of environmental, Tax, employee benefits or labour Laws matters.

(h)	Environmental Laws and Regulations.

(i)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, to the knowledge of Fyffes: (i) each of Fyffes and its Subsidiaries (A) is and has been in compliance with applicable Environmental Laws and (B) holds and is and has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Environmental Permits”); (ii) all Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits; and (iii) all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable Fyffes and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

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(ii)	To the knowledge of Fyffes, neither Fyffes nor any of its Subsidiaries is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Fyffes, threatened against Fyffes or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed by Contract or by operation of Law or pursuant to any Order by Fyffes or any of its Subsidiaries, except for any such Environmental Claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(iii)	To the knowledge of Fyffes, no Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against, or a requirement for investigation or remediation pursuant to applicable Environmental Law by, Fyffes or any of its Subsidiaries.

(iv)	To the knowledge of Fyffes, neither Fyffes nor any of its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in a material Environmental Claim.

(v)	To the knowledge of Fyffes, no material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Fyffes or any of its Subsidiaries.

(vi)	To the knowledge of Fyffes, Fyffes has provided Chiquita with copies of all material written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents in Fyffes’ possession or, within its control, which were prepared within three years prior to the date hereof or, to the knowledge of Fyffes, prior thereto, including any material documents relating to the Release or presence of, or exposure to, any Hazardous Materials.

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(vii)	As used herein, the term “Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life, and natural resources. As used herein, the term “Environmental Claim” means any claim, judicial or administrative proceeding, investigation or notice by any Person, including any Governmental Entity, alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by Fyffes or any of its Subsidiaries or Chiquita or any of its Subsidiaries, as applicable, or (B) any Environmental Law, including the alleged or actual violation thereof. As used herein, the term “Environmental Law” means any law, statute, ordinance, regulation, order or rule relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) the protection of human health with respect to, or the exposure of employees or third parties to, any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials, or (E) the presence of Hazardous Materials in any building, physical structure, product or fixture. As used herein, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are any of the following: (A) related to the Environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water) or exposure to Hazardous Substances; and (B) based upon (I) any provision of Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Relevant Authority; and, for the avoidance of doubt, the term includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) cleanup costs and injunctive relief, including any removal, remedial, investigatory, monitoring or other response actions, and (y) compliance or remedial measures under any Environmental Laws. As used herein, the term “Hazardous Materials” means all materials, chemicals, wastes, compounds and substances in any form defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5 or regulated or characterized as a pollutant, contaminant or toxic or hazardous substance (or terms of similar meaning) under laws protecting the Environment and human health. As used herein, the term “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the Environment, including movement through air, soil, surface water, groundwater or property.

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(i)	Employee Benefit Plans.

(i)	Clause 6.1(i)(i) of the Fyffes Disclosure Schedule sets forth a true and complete list of the material Fyffes Benefit Plans, separately identifying each material Fyffes Benefit Plan that is maintained primarily for the benefit of Fyffes Employees outside of the United States, it being agreed that individual agreements or arrangements with Fyffes Employees who are not Material Employees of Fyffes shall not be treated as material for purposes of this Clause 6.1(i)(i). True and complete copies of all material Fyffes Benefit Plans listed in Clause 6.1(i)(i) of the Fyffes Disclosure Schedule, and all material related documents, have been provided to Chiquita prior to the date of the Agreement.

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(ii)	Except as set forth in Clause 6.1(i)(ii) of the Fyffes Disclosure Schedule and except as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect, (A) each of the Fyffes Benefit Plans has been operated and administered in accordance with its terms and applicable Laws; (B) no Fyffes Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Fyffes or its Subsidiaries beyond their retirement or other termination of service, other than as set out in the Fyffes Defined Benefit Occupational Pension Scheme and as mandated by applicable Law; (C) all contributions or other amounts payable by Fyffes or its Subsidiaries as of the Effective Time pursuant to each Fyffes Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with EU IFRS; and (D) there are no pending, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Fyffes Benefit Plans or any trusts related thereto; (E) no Fyffes Benefit Plan which is a defined benefit occupational pension scheme within the meaning of the Pensions Act is underfunded and the operation thereof by the trustees thereof prior to the date of this Agreement would not, to the knowledge of Fyffes, give rise to a material liability for Fyffes; (F) the terms by which any participating employer has, at any time, adhered to any Fyffes Benefit Plan which is a defined benefit or defined contribution pension scheme would not to the knowledge of Fyffes, give rise to a liability for Fyffes otherwise than in accordance with the standard terms of such Fyffes Benefit Plan as provided for in the governing documentation of such Fyffes Benefit Plan which are set out in the Fyffes Disclosure Schedule and (G) no participating employer has, at any time, entered into any deed of cessation or analogous document in respect of any Fyffes Benefit Plan, which is a defined benefit or defined contribution pension scheme would to the knowledge of Fyffes, give rise to a liability for Fyffes.

(iii)	Except as would not otherwise, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect, in the six (6) years prior to the date of this Agreement, Fyffes and its ERISA Affiliates have not nor have been obligated to sponsor, maintain or contribute to any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code.

(iv)	Except as set forth on Clause 6.1(i)(iv) of the Fyffes Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) alone will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Fyffes Group, (B) increase any benefits otherwise payable under any Fyffes Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

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(j)	Absence of Certain Changes or Events. From December 31, 2012 through the date of this Agreement, other than the transactions contemplated by this Agreement, the businesses of Fyffes and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business. Since December 31, 2012, there has not been any change, circumstance, development, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. From December 31, 2013 through the date of this Agreement, neither Fyffes nor any of its Subsidiaries has taken any action that would constitute a breach of Clause 5.1(b)(i), (x), (xi), (xii) or (xvii) had such action been taken after the execution of this Agreement.

(k)	Investigations; Litigation. (i) There is no investigation or review pending (or, to the knowledge of Fyffes, threatened) by any Relevant Authority with respect to Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Fyffes, threatened) against Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of sub-clause (i) or (ii), would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(l)	Information Supplied. The information relating to Fyffes, its Subsidiaries and the Fyffes Merger Parties to be contained in the Joint Proxy Statement and the Form S-4 will not, on the date the Joint Proxy Statement (and any amendment or supplement thereto) is first mailed or posted to Fyffes Shareholders and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Fyffes Shareholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Form S-4 (other than the portions thereof relating solely to the Court Meeting or the EGM) will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document for which the Fyffes Directors are responsible under the Takeover Rules and any related filings for which the Fyffes Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Clause 6.1(l), no representation or warranty is made by Fyffes with respect to information or statements made or incorporated by reference in the Joint Proxy Statement and the Form S-4 which were not supplied by or on behalf of Fyffes.

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(m)	Tax Matters.

(i)	Except as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect:

(A)	all Tax Returns that are required to be filed by or with respect to Fyffes or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete;

(B)	Fyffes and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party, except with respect to matters for which adequate reserves have been established in accordance with EU IFRS in the most recent Fyffes annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statement;

(C)	there is no audit, examination, deficiency, refund litigation, proposed adjustment, or matter in controversy with respect to any Taxes or Tax Return of Fyffes or any of its Subsidiaries;

(D)	the Tax Returns of Fyffes and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including 2012, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent Fyffes annual financial statement;

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(E)	neither Fyffes nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(F)	all Taxes due and payable by Fyffes or any of its Subsidiaries have been adequately provided for, in accordance with EU IFRS, in the financial statements of Fyffes and its Subsidiaries for all periods ending on or before the date hereof;

(G)	neither Fyffes nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(H)	none of Fyffes or any of its Subsidiaries has any liability for Taxes of any Person (other than Fyffes or any of its Subsidiaries) under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as transferee or successor, by contract or otherwise;

(I)	there are no liens for Taxes upon any property or assets of Fyffes or any of its Subsidiaries, except for Fyffes Permitted Liens; and

(J)	no private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Fyffes or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(ii)	As used in this Agreement, (A) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) means all U.S. federal, state, local and non-U.S. (including Irish) income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, unclaimed property, escheat, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes, (C) the term “Tax Authority” means any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to Taxes (including the Internal Revenue Service (the “IRS”) and the Irish Revenue Commissioners and any similar state, local, or non-U.S. revenue agency), and (D) the term “Code” means the U.S. Internal Revenue Code of 1986, as amended.

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(n)	Labour Matters.

(i)	Except as set forth in Clause 6.1(n)(i) of the Fyffes Disclosure Schedule, as of the date hereof, no member of the Fyffes Group is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labour union or labour organisation. No member of the Fyffes Group is subject to a labour dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Fyffes Material Adverse Effect. To the knowledge of Fyffes, there are no organisational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Fyffes Group, except for those the formation of which would not have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(ii)	Except as set forth in Clause 6.1(n)(ii) of the Fyffes Disclosure Schedule, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labour organisations with respect to employees of the Fyffes Group, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

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(o)	Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, either Fyffes or a Subsidiary of Fyffes owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Fyffes, threatened written claims by any person alleging infringement by Fyffes or its Subsidiaries for their use of any material trademarks, trade names, service marks, service names, logos, assumed names, registered and unregistered copyrights, trade secrets, patents, and all applications and registrations relating to the foregoing (collectively, the “Intellectual Property”) in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, the conduct of the businesses of Fyffes and its Subsidiaries does not infringe upon any Intellectual Property rights or any other proprietary right of any person. As of the date hereof, neither Fyffes nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, and to the knowledge of Fyffes and its Subsidiaries, no third party is infringing upon the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(p)	Real Property.

(i)	With respect to the real property owned by Fyffes or any Subsidiary as of the date hereof (such property collectively, the “Fyffes Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, either Fyffes or a Subsidiary of Fyffes has good and marketable fee title to such Fyffes Owned Real Property, free and clear of all Liens, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established in accordance with EU IFRS, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business if the underlying obligations (1) are not yet due and payable or (2) are being contested in good faith by appropriate proceedings, (C) Liens securing property level indebtedness which is disclosed on the most recent consolidated balance sheet of Fyffes or notes thereto or securing liabilities reflected on such balance sheet, (D) Liens arising under equipment leases with third parties entered into in the ordinary course of business or (E) which are non-monetary, incurred in the ordinary course of business and would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of sub-clauses (A) through (E), a “Fyffes Permitted Lien”). As of the date hereof, neither Fyffes nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Fyffes there is no threatened, condemnation proceeding with respect to any Fyffes Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

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(ii)	The parcels constituting Fyffes Owned Real Property in the United States are assessed separately from all other property not constituting Fyffes Owned Real Property in the United States.

(iii)	Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, (A) each lease, sublease and other agreement (“Fyffes Lease”) under which Fyffes or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Fyffes and its Subsidiaries are conducted as of the date hereof (the “Fyffes Leased Real Property”), is valid, binding and in full force and effect, and (B) there is no material default under any Fyffes Lease and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Fyffes or any of its Subsidiaries or, to the knowledge of Fyffes, the landlord thereunder. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, Fyffes and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Fyffes Leased Real Property, free and clear of all Liens, except for Fyffes Permitted Liens. As of the date hereof, neither Fyffes nor any of its Subsidiaries (1) has received written notice from any lessor under any Fyffes Lease that such lessor intends to terminate such Fyffes Lease, or (2) has received notice of any pending, and, to the knowledge of Fyffes, there is no threatened, condemnation proceeding with respect to any Fyffes Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

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(iv)	True, correct, and complete copies of all material leases, subleases, or other agreement under which Fyffes or any of its Subsidiaries uses or occupies or has the right to use or occupy any material Fyffes Leased Real Property have been made available to Chiquita.

(v)	Fyffes Owned Real Property and Fyffes Leased Real Property includes all of the real property necessary for the conduct of the business of Fyffes and its Subsidiaries as currently conducted.

(vi)	Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the operations of Fyffes, the Fyffes Owned Real Property and Fyffes Leased Real Property (A) are, in each case, in working order sufficient for the conduct of the business of Fyffes and its Subsidiaries as currently conducted, (B) are, in each case, supplied with utilities and other services adequate for the operation of said Fyffes Owned Real Property or Fyffes Leased Real Property, (C) has, in each case, unlimited access to and from publicly dedicated streets, and (D) are not subject to any outstanding options to purchase, rights of first refusal or similar rights in favor of any Person.

(vii)	Neither Fyffes nor any of its Subsidiaries has granted to any Person (other than Fyffes or its Subsidiaries) the right of use or occupancy of any portion of any material Fyffes Owned Real Property or material Fyffes Leased Real Property, other than as set forth on Clause 6.1(p)(vii) of the Fyffes Disclosure Schedule, which use or occupancy does not interfere in any material respect with the ordinary conduct of business of Fyffes or its Subsidiaries at the Fyffes Owned Real property affected thereby.

(viii)	Clause 6.1(p)(viii) of the Fyffes Disclosure Schedule contains a true and complete list of all material Fyffes Owned Real Property and material Fyffes Leased Real Property (and (A) for each material Fyffes Owned Real Property, the location, street address, and name of the fee owner, and (B) for each material Fyffes Leased Real Property, the location, street address, and the names of the parties thereto).

(q)	Required Vote of Fyffes Shareholders. The Fyffes Shareholder Approval is the only vote of holders of securities of Fyffes which is required to consummate the transactions contemplated hereby (other than, in the case of the IrHoldco Distributable Reserves Creation, the approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders).

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(r)	Material Contracts.

(i)	Clause 6.1(r)(i) of the Fyffes Disclosure Schedule identifies each Fyffes Material Contract that is in effect as of the date hereof. True, correct and complete copies of each have been made available to Chiquita other than to the extent that confidentiality restrictions, Laws (in particular Antitrust Laws) or other obligations applicable to Fyffes restrict the ability of Fyffes to provide copies of Fyffes Material Contracts to Chiquita. For purposes of this Agreement, “Fyffes Material Contracts” mean each of the following contracts to which Fyffes or any of its Subsidiaries is a party or to which any of them is bound:

(A)	any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(B)	any Contract that, in any material respect, limits the ability of Fyffes or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that restricts, in any material respect, the right of Fyffes and its Subsidiaries to sell to or purchase from any Person;

(C)	any Contract pursuant to which Fyffes or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations, in each case that could result in payments in excess of $1,000,000, other than for indemnification and guarantee agreements entered into in the ordinary course of business;

(D)	any Contract with any Governmental Entity other than Contracts involving the sale of products or services;

(E)	any Contract pursuant to which Fyffes or any of its Subsidiaries grants to or receives from any Person any material rights or interests in or to any Intellectual Property (other than Contracts for generally commercially available computer software or grants in the ordinary course of business in a manner consistent with past practice);

(F)	any customer Contract providing for “most favored nation” pricing; or

(G)	any Contract governing indebtedness for borrowed money.

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(ii)	To the knowledge of Fyffes, neither Fyffes nor any Subsidiary of Fyffes is in breach of or default under the terms of any Fyffes Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. To the knowledge of Fyffes, as of the date hereof, no other party to any Fyffes Material Contract is in breach of or default under the terms of any Fyffes Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. No agreement governing joint ventures of Fyffes or any of its Subsidiaries contains terms which would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its Affiliates to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, each Fyffes Material Contract is a valid and binding obligation of Fyffes or the Subsidiary of Fyffes which is party thereto and, to the knowledge of Fyffes, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(s)	Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, as of the date hereof, to the knowledge of Fyffes (i) all current, material insurance policies and contracts of Fyffes and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid. Neither Fyffes nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(t)	Finders or Brokers. Except for Lazard & Co., Limited and J&E Davy, neither Fyffes nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Combination.

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(u)	Anti-Corruption.

(i)	To the knowledge of Fyffes, none of Fyffes or its Subsidiaries nor any of their respective Representatives, has in the past five (5) years, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit, (i) to (x) any Government Official or (y) any company, business or other entity Owned or Controlled, directly or indirectly by any person described in the foregoing clause (x), for the purpose of influencing any act or decision of that Person, securing any improper advantage, or inducing that Person to use his or her influence with a Government Official or a Relevant Authority to influence any act or decision of any Government Official or Relevant Authority, whether or not lawful, or (ii) to any officer, employee, agent, or representative of another company or organization, without that company’s or organization’s knowledge and consent, with the intent to influence improperly the recipient’s action with respect to his or her company’s business, or to gain a commercial benefit to the detriment of the recipient’s company or organization, or to induce the recipient to violate a duty of loyalty to his employer. or which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage. To the knowledge of Fyffes, Fyffes and its Subsidiaries are and at all times in the past five years (to the extent applicable) have been in compliance with the Bribery Act and all other Bribery Legislation, including all Laws enacted to implement the Organization For Economic Co–operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

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(ii)	To the knowledge of Fyffes, Fyffes and its Subsidiaries are, and for the past five (5) years have been, (to the extent applicable) in compliance, in all material respects, with the Trade Controls Laws. To the knowledge of Fyffes, none of Fyffes or its Subsidiaries nor any of their officers, directors or agents acting on behalf of such party (x) has been or is designated on the List of Specially Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (“OFAC”), or similar lists maintained by the U.S. government, United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, or is Owned or Controlled by any entity or person so listed or (y) has participated in the past five (5) years in any transaction or other activities involving such designated person or entity, or any country that is or was during that period subject to economic sanctions administered by OFAC, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, except for such transactions or activities as were authorized under applicable Law.

(v)	No Other Representations. Except for the representations and warranties contained in this Clause 6.1 or in any certificates delivered by Fyffes in connection with the Completion pursuant to Condition 4(c), Chiquita acknowledges that neither Fyffes nor any Representative of Fyffes makes any other express or implied representation or warranty with respect to Fyffes or any of its Subsidiaries or with respect to any other information provided or made available to Chiquita in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Chiquita or to Chiquita’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

6.2	Chiquita Representations and Warranties

Except as fairly disclosed in the Chiquita SEC Documents filed or furnished with the SEC since January 1, 2011 and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure schedule delivered by Chiquita to Fyffes immediately prior to the execution of this Agreement (the “Chiquita Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Chiquita Disclosure Schedule shall be deemed a disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Chiquita and IrHoldco jointly and severally represent and warrant to Fyffes as follows:

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(a)	Qualification, Organisation, Subsidiaries, etc. Each of Chiquita and its Subsidiaries and each of the Chiquita Merger Parties is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organised, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect. Chiquita has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Third Restated Certificate of Incorporation of Chiquita (the “Chiquita Certificate of Incorporation”) and the Restated Bylaws of Chiquita (the “Chiquita Bylaws”) as amended to the date hereof. The Chiquita Certificate of Incorporation and the Chiquita Bylaws are in full force and effect. None of Chiquita or any of its Subsidiaries is in violation of its Organisational Documents in any material respect.

(i)	Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Chiquita have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Chiquita free and clear of all Liens, other than Chiquita Permitted Liens. Clause 6.2(a) of the Chiquita Disclosure Schedule contains a correct and complete list of all of Chiquita’s Material Subsidiaries, the ownership interest of Chiquita in each such Subsidiary and the ownership interest of any other Person or Persons in each such Subsidiary.

(ii)	Chiquita Merger Parties.

(A)	Since their respective dates of formation, none of the Chiquita Merger Parties have carried on any business or conducted any operations other than the execution of this Agreement, the performance of their obligations hereunder and thereunder and matters ancillary thereto.

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(B)	The authorised share capital of IrHoldco consists of 100,000,000 ordinary shares, par value $0.01 per share, 100,000,000 ordinary shares, par value €0.01 per share and 40,000 deferred ordinary shares, par value €1.00 per share, of which 100 ordinary shares, par value €0.01 per share, are currently issued. All of the issued shares in IrHoldco have been validly issued, are fully paid and nonassessable and are owned directly by MFSD Nominees Limited, free and clear of any Lien. The authorised share capital of Delaware Sub consists of 1,000 common shares, par value $0.01 per share, of which 100 common shares are currently issued. All of the issued shares in Delaware Sub have been validly issued, are fully paid and nonassessable and are owned directly by IrHoldco free and clear of any Lien. The authorised capital stock of MergerSub consists of 1,000 common shares, par value $.01 per share, of which 100 common shares are currently issued. All of the issued shares in MergerSub have been validly issued, are fully paid and nonassessable and are owned directly by Delaware Sub free and clear of any Lien. All of the Share Consideration, when issued pursuant to the Combination and the Merger and this Agreement and delivered pursuant hereto will, at such time, be duly authorised, validly issued, fully paid and non-assessable and free of all Liens and pre-emptive rights.

(C)	Chiquita has made available to Fyffes, prior to the date of this Agreement, complete and accurate copies of the Memorandum and Articles of Association of IrHoldco (the “IrHoldco Memorandum and Articles of Association”) and the Organisational Documents of each of the other Chiquita Merger Parties (the “Other Chiquita Merger Party Organisational Documents”) as amended to the date hereof. The Chiquita Certificate of Incorporation, the Chiquita Bylaws the IrHoldco Memorandum and Articles of Association and the Other Chiquita Merger Party Organisational Documents are in full force and effect, IrHoldco is not in violation of the IrHoldco Memorandum and Articles of Association and the other Chiquita Merger Parties are not in violation of the Other Chiquita Merger Party Organisational Documents in any material respect.

(b)	Capital Stock.

(i)	The authorised capital stock of Chiquita consists of 150,000,000 Chiquita Shares and 20,000,000 shares of preferred stock, par value $.01 per share (“Chiquita Preferred Shares”), of which no Chiquita Preferred Shares have been designated as to series. As of the Capitalisation Date, (A) 46,892,044 Chiquita Shares were issued and outstanding, (B) no Chiquita Shares were held in treasury and (D) no Chiquita Preferred Shares were issued or outstanding. All the outstanding Chiquita Shares are, and all Chiquita Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

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(ii)	Clause 6.2(b)(ii) of the Chiquita Disclosure Schedule contains a correct and complete list of each outstanding Chiquita Share Option and Chiquita Share Award under the Chiquita Share Plans as of the Capitalisation Date, including the holder, date of grant, term, number of Chiquita Shares subject thereto (at both target and maximum levels of performance, if applicable), the Chiquita Share Plan under which such Chiquita Share Option or Chiquita Share Award was granted and where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of the Agreement or consummation of the transactions contemplated by the Agreement or by change of position following consummation of the transactions contemplated by the Agreement.

(iii)	Except as set forth in Clause 6.2(b)(iii) of the Chiquita Disclosure Schedule, there are no outstanding pre-emptive or other outstanding rights. Except as set forth in sub-clause (i) above, as of the date hereof: (A) Chiquita does not have any shares of capital stock issued or outstanding other than Chiquita Shares that have become outstanding after the Capitalisation Date, but were reserved for issuance as set forth in sub-clause (i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements or commitments relating to the issuance of capital stock to which Chiquita or any of Chiquita’s Subsidiaries is a party obligating Chiquita or any of Chiquita’s Subsidiaries to (I) issue, transfer or sell any shares of capital stock or other equity interests of Chiquita or any Subsidiary of Chiquita or securities convertible into or exchangeable for, or exercisable for, or giving any Person a right to subscribe for or acquire, such shares or equity interests (in each case other than to Chiquita or a wholly owned Subsidiary of Chiquita), and no securities or obligations evidencing such rights are authorised, issued or outstanding; (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (III) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (IV) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned.

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(iv)	Neither Chiquita nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote, other than Chiquita’s 4.25% Convertible Senior Notes due 2016 (the “Chiquita Convertible Notes”)) with the Chiquita Shareholders on any matter.

(v)	There are no voting trusts or other agreements or understandings to which Chiquita or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Chiquita or any of its Subsidiaries.

(vi)	Chiquita has delivered or otherwise made available to Fyffes prior to the date of the Agreement true and complete copies of all Chiquita Share Plans covering the Chiquita Share Options and Chiquita Share Awards outstanding as of the date of the Agreement, the forms of all award agreements evidencing such Chiquita Share Options and, if applicable, Chiquita Share Awards (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply). Each (A) Chiquita Share Option and Chiquita Share Award was granted in compliance with all applicable Law and all of the terms and conditions of the Chiquita Share Plan pursuant to which it was issued, (B) Chiquita Share Option and, if applicable, Chiquita Share Award has an exercise price per Chiquita Share equal to or greater than the fair market value of a Chiquita Share as determined pursuant to the terms of the applicable Employee Share Plan on the date of such grant, (C) Chiquita Share Option and, if applicable, Chiquita Share Award has a grant date identical to the date on which the Chiquita Board or compensation committee actually awarded such Chiquita Share Option or, if applicable, Chiquita Share Award (D) Chiquita Share Option and Chiquita Share Award qualifies for the Tax and accounting treatment afforded to such award in Chiquita’s Tax Returns and all Chiquita Documents, respectively, and (E) to the extent applicable, Chiquita Share Option and Chiquita Share Award does not trigger any liability for the holder thereof under Section 409A of the Code or similar provision in any other tax jurisdiction.

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(c)	Corporate Authority Relative to this Agreement; No Violation.

(i)	Chiquita and each Chiquita Merger Party has all requisite corporate power and authority to enter into this Agreement and, with respect to Chiquita, the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Chiquita Shareholder Approval (and, in the case of the IrHoldco Distributable Reserves Creation, to approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders and the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Combination and the Merger, as applicable. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Chiquita Board and (in the case of this Agreement) the board of directors of each Chiquita Merger Party and, except for (A) the Chiquita Shareholder Approval, (B) the filing of the Certificate of Merger with the Department of Treasury of the State of New Jersey and (C) the filing of the required documents in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, no other corporate proceedings on the part of Chiquita or any Chiquita Merger Party are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Chiquita Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of Chiquita and the Chiquita Shareholders and has adopted a resolution to make the Chiquita Recommendation. This Agreement has been duly and validly executed and delivered by Chiquita and each Chiquita Merger Party and, assuming this Agreement constitutes the valid and binding agreement of Fyffes, constitutes the valid and binding agreement of Chiquita and each Chiquita Merger Party, enforceable against Chiquita and each Chiquita Merger Party in accordance with its terms.

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(ii)	Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements under the EC Merger Regulation, (G) any applicable requirements of other Antitrust Laws, (H) the requirement to file a certificate of merger with the Department of Treasury of the State of New Jersey, (I) any applicable requirements of the NYSE and (J) the Clearances set forth on Clause 6.2(c)(ii) of the Chiquita Disclosure Schedule, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Chiquita and each Chiquita Merger Party of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (I) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect or (II) as may arise as a result of facts or circumstances relating to Fyffes or its Affiliates or Laws or contracts binding on Fyffes or its Affiliates.

(iii)	The execution and delivery by Chiquita and each Chiquita Merger Party of this Agreement and (in the case of Chiquita) the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.2(c)(ii), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any Contract (other than (i) the Chiquita Credit Agreement and (ii) the Chiquita Convertible Notes) binding upon Chiquita or any of Chiquita’s Subsidiaries or result in the creation of any Liens upon any of the properties, rights or assets of Chiquita or any of Chiquita’s Subsidiaries, other than Chiquita Permitted Liens, (B) conflict with or result in any violation of any provision of the Organisational Documents of Chiquita or any of Chiquita’s Subsidiaries or the Chiquita Merger Parties or (C) conflict with or violate any Laws applicable to Chiquita or any of Chiquita’s Subsidiaries or any of their respective properties or assets, other than, (I) in the case of sub-clauses (A), (B) (with respect to Subsidiaries that are not Significant Subsidiaries or Chiquita Merger Parties) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect and (II) as may arise as a result of facts or circumstances relating to Fyffes or its Affiliates or Laws or contracts binding on Fyffes or its Affiliates.

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(d)	Reports and Financial Statements.

(i)	From December 31, 2012 through the date of this Agreement, Chiquita has filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished prior to the date hereof by it with the SEC (the “Chiquita SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Chiquita SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Chiquita SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading.

(ii)	The consolidated financial statements (including all related notes and schedules) of Chiquita included in the Chiquita SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Chiquita and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with US GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e)	Internal Controls and Procedures. Chiquita has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Chiquita’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Chiquita in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Chiquita’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

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(f)	No Undisclosed Liabilities. Except (i) as disclosed, reflected or reserved against in Chiquita’s consolidated balance sheet (or the notes thereto) as of December 31, 2013 included in the Chiquita SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since December 31, 2013, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Chiquita nor any Subsidiary of Chiquita has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by US GAAP to be reflected on a consolidated balance sheet of Chiquita and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have a Chiquita Material Adverse Effect. Chiquita is not a party to any off balance sheet arrangements.

(g)	Compliance with Law; Permits.

(i)	Chiquita and each of Chiquita’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Chiquita, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(ii)	Chiquita and Chiquita’s Subsidiaries are in possession of all franchises, grants, authorisations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Relevant Authority necessary for Chiquita and Chiquita’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Chiquita Permits”), except where the failure to have any of the Chiquita Permits would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. All Chiquita Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

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(iii)	Notwithstanding anything contained in this Clause 6.2(g), no representation or warranty shall be deemed to be made in this Clause 6.2(g) in respect of the matters referenced in Clause 6.2(d) or 6.2(e), or in respect of environmental, Tax, employee benefits or labour Laws matters.

(h)	Environmental Laws and Regulations.

(i)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, to the knowledge of Chiquita: (i) each of Chiquita and its Subsidiaries (A) is and has been in compliance with applicable Environmental Laws and (B) holds and is and has been in compliance with all Environmental Permits; (ii) all Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits; and (iii) all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable Chiquita and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(ii)	To the knowledge of Chiquita, neither Chiquita nor any of its Subsidiaries has been or is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Chiquita, threatened against Chiquita or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed by Contract or by operation of Law or pursuant to any Order by Chiquita or any of its Subsidiaries, except for any such Environmental Claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(iii)	To the knowledge of Chiquita, no Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against, or a requirement for investigation or remediation pursuant to applicable Environmental Law by, Chiquita or any of its Subsidiaries.

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(iv)	To the knowledge of Chiquita, neither Chiquita nor any of its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in a material Environmental Claim.

(v)	To the knowledge of Chiquita, no material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Chiquita or any of its Subsidiaries.

(vi)	To the knowledge of Chiquita, Chiquita has provided Fyffes with copies of all material written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents in Chiquita’s possession or, within its control, which were prepared within three years prior to the date hereof or to the knowledge of Chiquita, prior thereto, including any material documents relating to the Release or presence of, or exposure to, any Hazardous Materials.

(i)	Employee Benefit Plans.

(i)	Clause 6.2(i)(i) of the Chiquita Disclosure Schedule sets forth a true and complete list of the material Chiquita Benefit Plans, separately identifying each material Chiquita Benefit Plan that is maintained primarily for the benefit of Chiquita Employees outside of the United States (each, an “International Chiquita Benefit Plan”), it being agreed that individual agreements or arrangements with Chiquita Employees who are not Material Employees of Chiquita shall not be treated as material for purposes of this Clause 6.2(i)(i). True and complete copies of all material Chiquita Benefit Plans listed in Clause 6.2(i)(i) of the Chiquita Disclosure Schedule, and all material related documents, have been provided to Fyffes prior to the date of the Agreement.

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(ii)	Except as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect, (A) each of the Chiquita Benefit Plans has been operated and administered in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; no Chiquita Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; no Chiquita Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Chiquita or its Subsidiaries beyond their retirement or other termination of service, other than (I) coverage mandated by applicable Law or (II) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); no liability under Title IV of ERISA has been incurred by Chiquita, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Chiquita, its Subsidiaries or any of their ERISA Affiliates of incurring a liability thereunder; (B) no Chiquita Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (C) all contributions or other amounts payable by Chiquita or its Subsidiaries as of the Effective Time pursuant to each Chiquita Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with US GAAP; (D) there are no pending, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Chiquita Benefit Plans or any trusts related thereto; (E) no International Chiquita Benefit Plan which is a defined benefit occupational pension scheme within the meaning of the Pensions Act is underfunded and the operation thereof by the trustees thereof prior to the date of this Agreement would not, to the knowledge of Chiquita, give rise to a material liability for Chiquita; (F) the terms by which any participating employer has, at any time, adhered to any International Chiquita Benefit Plan which is a defined benefit or defined contribution pension scheme would not to the knowledge of Chiquita, give rise to a liability for Chiquita otherwise than in accordance with the standard terms of such International Chiquita Benefit Plan as provided for in the governing documentation of such International Chiquita Benefit Plan which are set out in the Chiquita Disclosure Schedule; (G) no participating employer has, at any time, entered into any deed of cessation or analogous document in respect of any International Chiquita Benefit Plan, which is a defined benefit or defined contribution pension scheme would to the knowledge of Chiquita, give rise to a liability for Chiquita; and (H) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Chiquita Benefit Plans or any trusts related thereto.

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(iii)	Except as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect, each of the Chiquita Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (A) is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, and (B) has received a favourable determination letter or opinion letter as to its qualification. Each such favourable determination letter has been provided or made available to Fyffes.

(iv)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Chiquita Group, (B) increase any benefits otherwise payable under any Chiquita Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(v)	No participant or other consent is required to be obtained in order to effect the treatment of Chiquita Share Options and Chiquita Share Awards set forth in Clause 4.5.

(j)	Absence of Certain Changes or Events. From December 31, 2013 through the date of this Agreement, other than the transactions contemplated by this Agreement, the businesses of Chiquita and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business. Since December 31, 2013, there has not been any change, circumstance, development, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. From December 31, 2013 through the date of this Agreement, neither Chiquita nor any of its Subsidiaries has taken any action that would constitute a breach of Clause 5.2(b)(i), (x), (xi), (xii) or (xvii) had such action been taken after the execution of this Agreement.

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(k)	Investigations; Litigation. (i) There is no investigation or review pending (or, to the knowledge of Chiquita, threatened) by any Relevant Authority with respect to Chiquita or any of Chiquita’s Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Chiquita, threatened) against Chiquita or any of Chiquita’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of sub-clause (i) or (ii), would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(l)	Information Supplied. The information relating to Chiquita, its Subsidiaries and the Chiquita Merger Parties to be contained in the Joint Proxy Statement and the Form S-4 will not, on the date the Joint Proxy Statement (and any amendment or supplement thereto) is first mailed to Chiquita Shareholders and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Chiquita Shareholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Form S-4 (other than the portions thereof relating solely to the Court Meeting or the EGM) will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document for which the Chiquita Directors are responsible under the Takeover Rules and any related filings for which the Chiquita Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Clause 6.2(l), no representation or warranty is made by Chiquita with respect to information or statements made or incorporated by reference in the Joint Proxy Statement and the Form S-4 which were not supplied by or on behalf of Chiquita.

(m)	Tax Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect:

(i)	all Tax Returns that are required to be filed by or with respect to Chiquita or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete;

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(ii)	Chiquita and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party, except with respect to matters for which adequate reserves have been established in accordance with US GAAP in the most recent Chiquita annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statement;

(iii)	there is no audit, examination, deficiency, refund litigation, proposed adjustment, or matter in controversy with respect to any Taxes or Tax Return of Chiquita or any of its Subsidiaries;

(iv)	the Tax Returns of Chiquita and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including 2012, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent Chiquita annual financial statement;

(v)	neither Chiquita nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(vi)	all Taxes due and payable by Chiquita or any of its Subsidiaries have been adequately provided for, in accordance with US GAAP, in the financial statements of Chiquita and its Subsidiaries for all periods ending on or before the date hereof;

(vii)	neither Chiquita nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(viii)	none of Chiquita or any of its Subsidiaries has any liability for Taxes of any Person (other than Chiquita or any of its Subsidiaries) under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as transferee or successor, by contract or otherwise;

(ix)	there are no liens for Taxes upon any property or assets of Chiquita or any of its Subsidiaries, except for Chiquita Permitted Liens; and

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(x)	no private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Chiquita or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(n)	Labour Matters.

(i)	Except as set forth in Clause 6.2(n)(i) of the Chiquita Disclosure Schedule, as of the date hereof, no member of the Chiquita Group is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labour union or labour organisation. No member of the Chiquita Group is subject to a labour dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Chiquita Material Adverse Effect. To the knowledge of Chiquita, there are no organisational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Chiquita Group, except for those the formation of which would not have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(ii)	Except as set forth in Clause 6.2(n)(ii) of the Chiquita Disclosure Schedule, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labour organisations with respect to employees of the Chiquita Group, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(o)	Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, either Chiquita or a Subsidiary of Chiquita owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Chiquita, threatened written claims by any person alleging infringement by Chiquita or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, the conduct of the businesses of Chiquita and its Subsidiaries does not infringe upon any Intellectual Property rights or any other proprietary right of any person. As of the date hereof, neither Chiquita nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, and to the knowledge of Chiquita and its Subsidiaries, no third party is infringing upon the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

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(p)	Real Property.

(i)	With respect to the real property owned by Chiquita or any Subsidiary as of the date hereof (such property collectively, the “Chiquita Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, either Chiquita or a Subsidiary of Chiquita has good and marketable fee title to such Chiquita Owned Real Property, free and clear of all Liens, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established in accordance with US GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business if the underlying obligations (1) are not yet due and payable or (2) are being contested in good faith by appropriate proceedings, (C) Liens securing property level indebtedness which is disclosed on the most recent consolidated balance sheet of Chiquita or notes thereto or securing liabilities reflected on such balance sheet, (D) Liens arising under equipment leases with third parties entered into in the ordinary course of business or (E) which are non-monetary, incurred in the ordinary course of business and would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of sub-clauses (A) through (E), a “Chiquita Permitted Lien”). As of the date hereof, neither Chiquita nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Chiquita there is no threatened, condemnation proceeding with respect to any Chiquita Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

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(ii)	The parcels constituting the Chiquita Owned Real Property are assessed separately from all other property not constituting Chiquita Owned Real Property.

(iii)	Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, (A) each lease, sublease and other agreement (“Chiquita Lease”) under which Chiquita or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Chiquita and its Subsidiaries are conducted as of the date hereof (the “Chiquita Leased Real Property”), is valid, binding and in full force and effect, and (B) there is no material default under any Chiquita Lease and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Chiquita or any of its Subsidiaries or, to the knowledge of Chiquita, the landlord thereunder . Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, Chiquita and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Chiquita Leased Real Property, free and clear of all Liens, except for Chiquita Permitted Liens. As of the date hereof, neither Chiquita nor any of its Subsidiaries (1) has received written notice from any lessor under any Chiquita Lease that such lessor intends to terminate such Chiquita Lease, or (2) has received notice of any pending, and, to the knowledge of Chiquita, there is no threatened, condemnation proceeding with respect to any Chiquita Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(iv)	True, correct, and complete copies of all material leases, subleases, or other agreement under which Chiquita or any of its Subsidiaries uses or occupies or has the right to use or occupy any Chiquita Leased Real Property have been made available to Fyffes.

(v)	Chiquita Owned Real Property and Chiquita Leased Real Property includes all of the real property necessary for the conduct of the business of Chiquita and its Subsidiaries as currently conducted,

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(vi)	Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the operations of Chiquita, the Chiquita Owned Real Property and Chiquita Leased Real Property (A) are, in each case, in working order sufficient for the conduct of the business of Chiquita and its Subsidiaries as currently conducted, (B) are, in each case, supplied with utilities and other services adequate for the operation of said Chiquita Owned Real Property or Chiquita Leased Real Property, (C) has, in each case, unlimited access to and from publicly dedicated streets, and (D) are not subject to any outstanding options to purchase, rights of first refusal or similar rights in favor of any Person.

(vii)	Neither Chiquita nor any of its Subsidiaries has granted to any Person (other than Chiquita or its Subsidiaries) the right of use or occupancy of any portion of any material Chiquita Owned Real Property or material Chiquita Leased Real Property, other than as set forth on Clause 6.2(p)(vii) of the Chiquita Disclosure Schedule, which use or occupancy does not interfere in any material respect with the ordinary conduct of business of Chiquita or its Subsidiaries at the Chiquita Owned Real property affected thereby.

(viii)	Clause 6.2(p)(viii) of the Chiquita Disclosure Schedule contains a true and complete list of all material Chiquita Owned Real Property and material Chiquita Leased Real Property (and (A) for each material Chiquita Owned Real Property, the location, street address, and name of the fee owner, and (B) for each material Chiquita Leased Real Property, the location, street address, and the names of the parties thereto).

(q)	Opinion of Financial Advisor. The Chiquita Board has received the opinion of Goldman, Sachs & Co., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the Chiquita Shareholders (other than Fyffes and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Chiquita Board has also received the opinion of Wells Fargo Securities, LLC, as of the date of the meeting of the Chiquita Board at which the Chiquita Board approved this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by the Chiquita Shareholders (other than Fyffes and its Affiliates) pursuant to the Merger is fair, from a financial point of view, to such holders.

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(r)	Required Vote of Chiquita Shareholders. The Chiquita Shareholder Approval is the only vote of holders of securities of Chiquita which is required to consummate the transactions contemplated hereby (other than, in the case of the IrHoldco Distributable Reserves Creation, the approval of the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders).

(s)	Material Contracts.

(i)	Clause 6.2(s)(i) of the Chiquita Disclosure Schedule identifies each Chiquita Material Contract that is in effect as of the date hereof. True, correct and complete copies of each have been made available to Fyffes other than to the extent that confidentiality restrictions, Laws (in particular Antitrust Laws) or other obligations applicable to Chiquita restrict the ability of Chiquita to provide copies of Chiquita Material Contracts to Fyffes. For purposes of this Agreement, “Chiquita Material Contracts” mean each of the following contracts to which Chiquita or any of its Subsidiaries is a party or to which any of them is bound:

(A)	any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(B)	any Contract that, in any material respect, limits the ability of Chiquita or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that restricts, in any material respect, the right of Chiquita and its Subsidiaries to sell to or purchase from any Person;

(C)	any Contract pursuant to which Chiquita or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations, in each case that could result in payments in excess of $1,000,000, other than for indemnification and guarantee agreements entered into in the ordinary course of business;

(D)	any Contract with any Governmental Entity other than Contracts involving the sale of products or services;

(E)	any Contract pursuant to which Chiquita or any of its Subsidiaries grants to or receives from any Person any material rights or interests in or to any Intellectual Property (other than Contracts for generally commercially available computer software or grants in the ordinary course of business in a manner consistent with past practice);

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(F)	any customer Contract providing for “most favored nation” pricing; or

(G)	any Contract governing indebtedness for borrowed money.

(ii)	To the knowledge of Chiquita, neither Chiquita nor any Subsidiary of Chiquita is in breach of or default under the terms of any Chiquita Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. To the knowledge of Chiquita, as of the date hereof, no other party to any Chiquita Material Contract is in breach of or default under the terms of any Chiquita Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. No agreement governing joint ventures of Chiquita or any of its Subsidiaries contains terms which would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its Affiliates to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby. Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, each Chiquita Material Contract is a valid and binding obligation of Chiquita or the Subsidiary of Chiquita which is party thereto and, to the knowledge of Chiquita, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(t)	Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, as of the date hereof, to the knowledge of Chiquita (i) all current, material insurance policies and contracts of Chiquita and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid. Neither Chiquita nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

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(u)	Finders or Brokers. Except for Goldman, Sachs & Co. and Wells Fargo Securities, LLC, neither Chiquita nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Combination or the Merger.

(v)	Anti-Corruption.

(i)	To the knowledge of Chiquita, none of Chiquita or its Subsidiaries nor any of their respective Representatives, has in the past five (5) years, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit, (i) to (x) any Government Official or (y) any company, business or other entity Owned or Controlled, directly or indirectly by any person described in the foregoing clause (x), for the purpose of influencing any act or decision of that Person, securing any improper advantage, or inducing that Person to use his or her influence with a Government Official or a Relevant Authority to influence any act or decision of any Government Official or Relevant Authority, whether or not lawful, or (ii) to any officer, employee, agent, or representative of another company or organization, without that company’s or organization’s knowledge and consent, with the intent to influence improperly the recipient’s action with respect to his or her company’s business, or to gain a commercial benefit to the detriment of the recipient’s company or organization, or to induce the recipient to violate a duty of loyalty to his employer. or which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage. To the knowledge of Chiquita, Chiquita and its Subsidiaries are and at all times in the past five years (to the extent applicable) have been in compliance with the Bribery Act and all other Bribery Legislation, including all Laws enacted to implement the Organization For Economic Co–operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

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(ii)	To the knowledge of Chiquita, Chiquita and its Subsidiaries are, and for the past five (5) years have been, (to the extent applicable) in compliance, in all material respects, with the Trade Controls Laws. To the knowledge of Chiquita, none of Chiquita or its Subsidiaries nor any of their officers, directors or agents acting on behalf of such party (x) has been or is designated on the List of Specially Designated Nationals and Blocked Persons maintained by OFAC, or similar lists maintained by the U.S. government, United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, or is Owned or Controlled by any entity or person so listed or (y) has participated in the past five (5) years in any transaction or other activities involving such designated person or entity, or any country that is or was during that period subject to economic sanctions administered by OFAC, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, except for such transactions or activities as were authorized under applicable Law.

(w)	No Other Representations. Except for the representations and warranties contained in this Clause 6.2 or in any certificates delivered by Chiquita in connection with the Completion pursuant to Condition 5(c), Fyffes acknowledges that neither Chiquita nor any Representative of Chiquita makes any other express or implied representation or warranty with respect to Chiquita or any of its Subsidiaries or with respect to any other information provided or made available to Fyffes in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Fyffes or to Fyffes’ Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

7.	ADDITIONAL AGREEMENTS

7.1	Investigation

(a)	Each of Fyffes and Chiquita shall afford the other Party and such other Party’s Representatives reasonable access during normal business hours, throughout the period from the release of the Rule 2.5 Announcement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, to its and its Subsidiaries’ properties, employees, contracts, commitments, books and records, financial and operating data, any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws for purposes of integration planning and/or effecting the Combination or the Merger. Notwithstanding the foregoing, neither Fyffes nor Chiquita shall be required to afford such access if it would unreasonably disrupt the operations of such Party or any of its Subsidiaries, would cause a violation of any agreement to which such Party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such Party or any of its Subsidiaries or would constitute a violation of any applicable Law (including Antitrust Laws) (provided that the withholding Party shall use its reasonable endeavours to cause such information to be provided in a manner that would not result in such violation or loss of privilege). If any material is withheld by a Party pursuant to the preceding sentence, such Party shall (subject to the preceding sentence) inform the other Party as to the general nature of what is being withheld. No investigation pursuant to this Clause 7.1(a) shall affect or be deemed to modify any representation or warranty made by either Party herein or any of the Conditions hereunder.

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(b)	The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Evaluation Materials, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

7.2	Consents and Regulatory Approvals

(a)	The terms of the Combination at the date of publication of the Scheme Document shall be set out in the Rule 2.5 Announcement and the Scheme Document, to the extent required by applicable Law.

(b)	Subject to the terms and conditions hereof, the Parties each agree to use all reasonable endeavours to achieve satisfaction of the Conditions as promptly as reasonably practicable following the publication of the Scheme Document and in any event no later than the End Date.

(c)	Subject to the terms and conditions hereof, Fyffes, Chiquita and each Chiquita Merger Party shall use all reasonable endeavours to:

(i)	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby (including the Combination and the Merger) as promptly as practicable;

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(ii)	as promptly as reasonably practicable, obtain from, make with or provide to any Relevant Authority any Clearances required to be obtained as described in Condition 3 of Appendix A, made or provided by Fyffes or Chiquita or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated hereby (including the Combination and the Merger);

(iii)	as promptly as reasonably practicable, make all filings, and thereafter make any other required or appropriate submissions, that are required or reasonably necessary to consummate the transactions contemplated by this Agreement (including the Combination and the Merger), including (A) under the HSR Act (it being agreed that the Parties shall make their respective filings under the HSR Act no later than 15 Business Days after the date hereof), (B) under the EC Merger Regulation, (C) under any other Antitrust Laws or foreign investment Laws, (D) under the Takeover Rules and the Act or (E) as required by the High Court; and

(iv)	as promptly as reasonably practicable, take reasonable actions to obtain from, make with or provide to any third party any Clearances required to be obtained, made or provided by Fyffes or Chiquita or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated hereby (including the Combination and the Merger);

provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall Fyffes or Chiquita or any of their respective Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration (other than fees payable to competition authorities or other Relevant Authority or the payment of the costs and expenses of professional advisers) to any third party for any Clearance required in connection with the consummation of the transactions contemplated by this Agreement (including the Combination and the Merger) under any contract or agreement.

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(d)	Subject to the terms and conditions hereof, including Clause 7.2(h), each of the Parties agrees, and shall cause each of their respective Subsidiaries, to cooperate and to use all reasonable endeavours to (i) obtain any Clearances required in connection with the consummation of the transactions contemplated hereby (including the Combination and the Merger) under the HSR Act, the EC Merger Regulation and any other applicable merger control legislation or federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade (collectively, “Antitrust Laws”), and (ii) respond to any reasonable requests of any Relevant Authority for information or documentary material under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decision, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Combination or the Merger or any other transactions contemplated by this Agreement under any Antitrust Law (an “Antitrust Order”), provided that, notwithstanding anything to the contrary contained in this Agreement, Chiquita shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws (provided that Fyffes is not constrained from complying with applicable Law), other than for filings in the EMEA region, including the EEA, with respect to which Fyffes shall, unless otherwise agreed, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws (provided that Chiquita is not constrained from complying with applicable Law). The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission.

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(e)	Subject to the proviso in Clause 7.2(d), Chiquita and Fyffes shall (i) promptly advise each other of (and Chiquita or Fyffes shall so advise with respect to communications received by any Subsidiary of Chiquita or Fyffes, as the case may be) any written or oral communication from any Relevant Authority or third party whose Clearance is required or reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement (including the Combination and the Merger); (ii) not participate in any meeting or discussion with any Relevant Authority in respect of any filing, investigation, or enquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by such Relevant Authority, gives the other Party the opportunity to attend; and (iii) promptly furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Relevant Authority or its respective staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of Fyffes or Chiquita or their respective Affiliates, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns. Chiquita shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without the consent of Fyffes, which consent shall not be unreasonably withheld, conditioned or delayed and Fyffes shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without the consent of Chiquita, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any notice, documentation or other communication required to be given by either Party to the other Party pursuant to this Clause 7.2(e), such first Party may give such notice, documentation or other communication to such second Party’s outside counsel, instead of directly to such second Party, if such first Party reasonably believes that doing so is required by, or advisable pursuant to, applicable Law.

(f)	Each Party will provide as promptly as practicable such information and documentary material as may be requested by a Relevant Authority following any such filing or notification and shall negotiate with any Relevant Authority in relation to any undertakings, orders, agreements or commitments which any such Relevant Authority requires to facilitate the Combination and the Merger.

(g)	In the event that the latest date on which the High Court and/or the Panel would permit Completion to occur is prior to the date that is one year after the date of this Agreement, the Parties shall use all reasonable endeavours to obtain consent of the High Court and/or the Panel, as applicable, to an extension of such latest date (but not beyond the date that is one year after the date of this Agreement). If (i) the High Court, the Takeover Rules and/or the Panel require the lapsing of the Scheme prior to the date that is one year after the date of this Agreement, (ii) Condition 1 fails to be satisfied or (iii) the Scheme lapses pursuant to paragraph 7 of Annex I to the Rule 2.5 Announcement as a result of the Scheme failing to have become effective on or prior to the date that is one year after the date of this Agreement, the Parties shall (unless and until this Agreement is terminated pursuant to Clause 9) take all actions required in order to re-initiate the Scheme process as promptly as reasonably practicable (it being understood that no such lapsing described in sub-clause (i), (ii), (iii) or (iv) shall, in and of itself, result in a termination of, or otherwise affect any rights or obligations of any Party under, this Agreement).

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(h)	In furtherance and not in limitation of the other covenants contained in this Clause 7.2, Chiquita and Fyffes agree to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Relevant Authority may assert under any Antitrust Law with respect to the Combination or the Merger, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Relevant Authority with respect to the Combination or the Merger, in each case, so as to enable the Completion to occur as promptly as practicable and in any event no later than the End Date, in each case as may be required in order to obtain all Clearances required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Combination or the Merger under any Antitrust Law, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Combination or the Merger or delay Completion beyond the End Date. To assist the Parties in complying with their respective obligations set forth in this Clause 7.2, each of Chiquita and Fyffes shall, and shall cause its Subsidiaries to, enter into one or more agreements required by the Relevant Authority to be entered into by any of them prior to the Completion with respect to any transaction to divest, hold separate or otherwise take any action that limits Chiquita’s, Fyffes’, its Subsidiaries’, or, following consummation of the Combination and the Merger, IrHoldco’s, conduct of business or freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests or properties of Chiquita, Fyffes or any of its Subsidiaries or any equity or other interest in any joint venture held by Chiquita, Fyffes or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Completion. Notwithstanding anything in this Agreement to the contrary, nothing in this Clause 7.2 shall require, or be deemed to require, Chiquita or Fyffes (or any of their respective Subsidiaries) to (and Chiquita and Fyffes shall not, and shall cause their respective Subsidiaries not to, without the prior written consent of the other Party) take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its Subsidiaries) or, following consummation of the Combination and the Merger, IrHoldco’s, business in any specified manner) if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on (i) IrHoldco and its Subsidiaries, taken as a whole (following consummation of the Combination and the Merger) or (ii) the benefits anticipated to be realized from the transactions contemplated hereby (a “Burdensome Condition”).

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7.3	Directors’ and Officers’ Indemnification and Insurance

(a)	IrHoldco agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Fyffes or any of its Subsidiaries provided for in their respective Organisational Documents or in any agreement to which Fyffes or any of its Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Scheme and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, IrHoldco shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Fyffes and its Subsidiaries or in any agreement to which Fyffes or any of its Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of Fyffes or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit proceeding or investigation is pending, asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(a) in respect thereof shall continue until disposition thereof. From and after the Effective Time, IrHoldco shall assume, be jointly and severally liable for, and honour and guaranty, and shall cause Fyffes and its Subsidiaries to honour, in accordance with their respective terms, each of the covenants contained in this Clause 7.3 without limit as to time.

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(b)	IrHoldco agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Chiquita or any of its Subsidiaries provided for in their respective Organisational Documents or in any agreement to which Chiquita or any of its Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Scheme and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Merger Effective Time, IrHoldco shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Chiquita and its Subsidiaries or in any agreement to which Chiquita or any of its Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Merger Effective Time were directors, officers or employees of Chiquita or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Merger Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(b) in respect thereof shall continue until disposition thereof. From and after the Effective Time, IrHoldco shall assume, be jointly and severally liable for, and honour and guaranty, and shall cause Chiquita and its Subsidiaries to honour, in accordance with their respective terms, each of the covenants contained in this Clause 7.3 without limit as to time.

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(c)	At and after the Effective Time, each of IrHoldco and Fyffes shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Fyffes or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Fyffes or any of its Subsidiaries (each, together with his or her respective heirs and representatives, a “Fyffes Indemnified Party” and, collectively, the “Fyffes Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Fyffes Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Fyffes or any of its Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Fyffes or any of its Subsidiaries, in each case occurring or alleged to have occurred at or before the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).

(d)	At and after the Merger Effective Time, each of IrHoldco and Chiquita shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Chiquita or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Chiquita or any of its Subsidiaries (each, together with his or her respective heirs and representatives, a “Chiquita Indemnified Party” and, collectively, the “Chiquita Indemnified Parties” and, collectively with the Fyffes Indemnified Parties, the “Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Chiquita Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Merger Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Chiquita or any of its Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Chiquita or any of its Subsidiaries, in each case occurring or alleged to have occurred at or before the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the transactions contemplated by this Agreement).

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(e)	For a period of six (6) years from the Effective Time, IrHoldco shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Completion Date maintained by Fyffes and its Subsidiaries with respect to matters arising on or before the Effective Time (provided that IrHoldco may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured) or (ii) a “tail” policy (which Fyffes may purchase at its option prior to the Effective Time, and, in such case, IrHoldco shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Fyffes) under Fyffes’ existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Fyffes’ directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, is from a carrier with comparable credit ratings to Fyffes’ existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of Fyffes’ directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Effective Time, IrHoldco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Fyffes prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(f)	For a period of six (6) years from the Merger Effective Time, IrHoldco shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Completion Date maintained by Chiquita and its Subsidiaries with respect to matters arising on or before the Merger Effective Time (provided that IrHoldco may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured) or (ii) a “tail” policy (which Chiquita may purchase at its option prior to the Merger Effective Time, and, in such case, IrHoldco shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Chiquita) under Chiquita’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Chiquita’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Merger Effective Time, is from a carrier with comparable credit ratings to Chiquita’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of Chiquita’s directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Merger Effective Time, IrHoldco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Chiquita prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

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(g)	The rights of each Indemnified Party under this Clause 7.3 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organisational Documents of Fyffes or any of its Subsidiaries or the Organisational Documents of Chiquita or any of its Subsidiaries, as applicable, any agreement, any insurance policy, the Act, the NJBCA (or any other applicable Law) or otherwise. The provisions of this Clause 7.3 shall survive the consummation of the Combination and the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Clause 7.3 and shall be entitled to enforce the covenants contained in this Clause 7.3). IrHoldco shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Clause 7.3.

(h)	In the event IrHoldco or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than 50% of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of IrHoldco assume the obligations set forth in this Clause 7.3.

7.4	Employment and Benefit Matters

(a)	For a period of one (1) year following the Effective Time, IrHoldco shall provide, or shall cause to be provided, to each Fyffes Employee no less favorable terms and conditions of employment (excluding any severance benefits) than such Fyffes Employee received immediately before the Effective Time. Further, and notwithstanding any other provision of this Agreement to the contrary, IrHoldco shall provide any Fyffes Employee whose employment terminates during the one-year period following the Effective Time with severance benefits (net of any statutorily required severance) that are no less favourable than the severance benefits which would have applied to such Fyffes Employee (if any) immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement, IrHoldco shall observe the provisions and obligations of any extant collective bargaining agreements until their expiration, modification or termination in accordance with their terms and applicable Law, that govern the employment of any Fyffes Employees.

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(b)	For a period of one (1) year following the Effective Time, IrHoldco shall provide, or shall cause to be provided, to each Chiquita Employee no less favorable terms and conditions of employment (excluding any severance benefits) than such Chiquita Employee received immediately before the Effective Time. Further, and notwithstanding any other provision of this Agreement to the contrary, IrHoldco shall provide any Chiquita Employee whose employment terminates during the one-year period following the Effective Time with severance benefits (net of any statutorily required severance) that are no less favourable than the severance benefits which would have applied to such Chiquita Employee (if any) immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement, IrHoldco shall observe the provisions and obligations of any extant collective bargaining agreements until their expiration, modification or termination in accordance with their terms and applicable Law, that govern the employment of any Chiquita Employees.

(c)	For purposes of vesting, eligibility to participate and level of benefits under the employee benefit plans of IrHoldco providing benefits to any Fyffes Employees or Chiquita Employees after the Effective Time (the “New Plans”),

(i)	each Fyffes Employee shall be credited with his or her years of service with the Fyffes Group and its predecessors before the Effective Time, to the same extent as such Fyffes Employee was entitled, before the Effective Time, to credit for such service under any similar Fyffes Benefit Plan in which such Fyffes Employee participated, or was eligible to participate, immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service; and

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(ii)	each Chiquita Employee shall be credited with his or her years of service with the Chiquita Group and its predecessors before the Effective Time, to the same extent as such Chiquita Employee was entitled, before the Effective Time, to credit for such service under any similar Chiquita Benefit Plan in which such Chiquita Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(d)	IrHoldco hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Fyffes Option Scheme will occur at or prior to the Effective Time.

(e)	Subject to the performance by the Parties of their obligations under Clauses 4.2 and 5.1(b)(iii) hereof, Chiquita hereby acknowledges that a “change of control” (or similar phrase) within the meaning of those Chiquita Benefit Plans set forth in Clause 7.4(e) of the Chiquita Disclosure Schedule will not be intended to occur at or prior to the Effective Time, as applicable. Subject to the performance by the Parties of their obligations under Clauses 4.2 and 5.1(b)(iii) hereof, prior to the Effective Time, the IrHoldco Board and each committee of the IrHoldco Board or any committee responsible for the administration of any Chiquita Benefit Plan shall adopt resolutions concluding that the consummation of the transactions contemplated by this Agreement shall not constitute a “change of control” as such term is used in each such Chiquita Benefit Plan.

(f)	IrHoldco will cooperate with Fyffes in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Fyffes or any Subsidiary of Fyffes in accordance with all applicable Laws and bargaining agreements, if any.

(g)	IrHoldco will cooperate with Chiquita in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Chiquita or any Subsidiary of Chiquita in accordance with all applicable Laws and bargaining agreements, if any.

(h)	Without limiting the provisions of Clause 7.4(a) hereof, with respect to the fiscal year of Fyffes in which the Effective Time occurs, Fyffes shall have the right to:

(i)	in the event that the Effective Time occurs prior to December 31, 2014, Fyffes shall be entitled to pay on or about the Effective Time, the Fyffes 2014 annual bonuses and Fyffes short term incentive plan payments based on the target level of performance to each Fyffes 2014 annual bonus plan participant and/or short term incentive plan participant who is employed by the Fyffes Group on the Effective Time; and

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(ii)	in the event that the Effective Time occurs on or after January 1, 2015, (A) Fyffes shall have the right to pay each employee of the Fyffes Group who participates in the annual bonus or short term incentive plan an annual cash bonus in respect of 2014 based on actual performance, such bonus to be paid at the same time or times Fyffes pays such bonuses in the ordinary course of business and (B) Fyffes shall have the right to pay each employee of the Fyffes Group who participates in the annual bonus or incentive plan an annual cash bonus in respect of 2015 in an amount equal to the target bonus for 2015, such bonus to be paid at the same time or times Fyffes pays bonuses in the ordinary course of business;

(iii)	consistent with its past practice, make appropriation in such fiscal year to each employee of the Fyffes Group who participates in the Fyffes Profit Share Plan in respect of such fiscal year;

(iv)	pay in cash, at such time as Fyffes pays such awards in the ordinary course, any award that vests under the Fyffes Short Term Incentive Plan.

(i)	Without limiting the provisions of Clause 7.4(b) hereof:

(i)	in the event that the Effective Time occurs prior to December 31, 2014, Chiquita shall be entitled to pay on or about the Effective Time, the Chiquita 2014 Bonuses based on the target level of performance to each Chiquita 2014 Bonus Plan Participant who is employed by the Chiquita Group on the Effective Time; and

(ii)	in the event that the Effective Time occurs on or after January 1, 2015, (A) Chiquita shall have the right to pay each employee of the Chiquita Group who participates in the annual bonus or incentive plan an annual cash bonus in respect of 2014 based on actual performance, such bonus to be paid at the same time or times Chiquita pays such bonuses in the ordinary course of business and (B) Chiquita shall have the right to pay each employee of the Chiquita Group who participates in the annual bonus or incentive plan an annual cash bonus in respect of 2015 in an amount equal to the target bonus for 2015, such bonus to be paid at the same time or times Chiquita pays bonuses in the ordinary course of business.

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(j)	Nothing in this Agreement shall confer upon any Fyffes Employee or Chiquita Employee any right to continue in the employ or service of IrHoldco or any Affiliate of IrHoldco, or shall interfere with or restrict in any way the rights of IrHoldco or any Affiliate of IrHoldco, which rights are hereby expressly reserved, to discharge or terminate the services of any Fyffes Employee or Chiquita Employee at any time for any reason whatsoever, with or without cause, subject to applicable Law. Notwithstanding any provision in this Agreement or the Laws of any jurisdiction to the contrary, nothing in this Clause 7.4 shall (x) be deemed or construed to be an amendment or other modification of any Fyffes Benefit Plan or Chiquita Benefit Plan, or (y) create any third party rights in any current or former service provider of Chiquita, Fyffes or any of their respective Affiliates (or any beneficiaries or dependents thereof), or (z) limit the rights of IrHoldco or any Affiliate to amend, modify or terminate any Fyffes Benefit Plan, Chiquita Benefit Plan or any other benefit plan, program, agreement or arrangement.

7.5	Stock Exchange Listing

IrHoldco and Chiquita shall use all reasonable endeavours to cause (i) the IrHoldco Shares to be delivered pursuant to the Merger, (ii) all of the Share Consideration to be issued in the Combination, and (iii) the IrHoldco Shares issuable upon conversion of the Chiquita Convertible Notes or any outstanding equity awards, to be approved for listing on the NYSE, subject only to official notice of issuance, prior to the Completion Date.

7.6	Corporate Governance Matters

(a)	Chiquita and the Chiquita Board and IrHoldco and the IrHoldco Board shall take all actions necessary so that, as of the Effective Time, the number of directors that comprise the full IrHoldco Board shall be thirteen. The IrHoldco Board as of the Effective Time shall be reconstituted as follows: Fyffes shall be entitled to designate six directors, Chiquita shall be entitled to designate six directors, and the remaining director shall appointed by the mutual consent of Fyffes and Chiquita; provided that if the remaining director shall not have been appointed by the Effective Time, the remaining director shall thereafter be appointed by the respective designees of Fyffes and Chiquita. In the event that, prior to the Effective Time, any designee of Fyffes or Chiquita to the IrHoldco Board is unable or unwilling to serve on such board of directors, a replacement shall be similarly selected by Fyffes or Chiquita, as applicable, provided that no more than one designee (in the case of Chiquita) and two designees (in the case of Fyffes) shall not qualify as an “independent” director within the rules of the NYSE for persons serving on an audit or compensation committee.

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(b)	Chiquita and the Chiquita Board and IrHoldco and the IrHoldco Board shall take all actions necessary so that, as of the Effective Time, each committee of the IrHoldco Board shall be composed of an equal number of Fyffes and Chiquita directors, plus, if determined jointly by Fyffes and Chiquita, any person so designated who qualifies as an “independent director” and is not a designee of either Chiquita or Fyffes.

(c)	Prior to the Effective Time, and to the extent such individuals continue to serve as officers of Fyffes and Chiquita, as applicable, at the Effective Time, the IrHoldco Board shall take all actions as may be necessary to appoint the individuals listed on Exhibit 7.6(c) to the respective positions indicated therein, effective as of the Effective Time. All other officers shall be determined jointly by Fyffes and Chiquita or, if determined following the Effective Time, by the Board of Directors of IrHoldco, including a majority of the designees of each of Fyffes and Chiquita, in each instance with the objective of designating the best person for each position.

(d)	IrHoldco, Chiquita and Fyffes shall take all action as may be necessary to cause the name of IrHoldco as of Completion to be “ChiquitaFyffes plc”.

(e)	Prior to the Effective Time, IrHoldco shall offer to enter into agreements effective as of the Effective Time, with the individuals and on the terms set forth on Clause 7.6(e) of the Fyffes Disclosure Schedule.

(f)	Following Completion, senior executives of the combined company shall be based in both Dublin, Ireland and Charlotte, North Carolina.

7.7	Rule 16b-3 Actions

Prior to the Effective Time, IrHoldco, Fyffes and Chiquita shall take all such steps as may be required to cause (a) any dispositions of Chiquita Shares (including derivative securities with respect to Chiquita Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Chiquita immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of IrHoldco Shares (including derivative securities with respect to IrHoldco Shares) resulting from the Combination or the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to IrHoldco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

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7.8	Financing Cooperation

(a)	Prior to the Completion Date, Fyffes shall provide to Chiquita, and shall cause its Subsidiaries to, and shall use all reasonable endeavours to cause the respective officers, employees and advisors and other Representatives, including legal and accounting, of Fyffes and its Subsidiaries to, provide to Chiquita and its Subsidiaries such cooperation as may be reasonably requested by Chiquita in connection with the arranging, obtaining, syndication and consummation of the Financing (provided that such requested cooperation does not unreasonably interfere with the business or operations of Fyffes and its Subsidiaries), including (i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required or necessary in connection with the Financing, (iii) furnishing Chiquita as promptly as reasonably practicable with financial and other pertinent information regarding Fyffes and its Subsidiaries as may be reasonably requested by Chiquita to consummate the Financing, (iv) providing such documents and other information relating to Fyffes and its Subsidiaries as may be reasonably required to enable the delivery of any customary certificates or certifications, customary legal opinion, negative assurance opinion and customary comfort letters relating to the Financing, (v) using all reasonable endeavours to obtain the consents of Fyffes’ accountants for use of their reports on the audited financial statements of Fyffes in any materials relating to the Financing, (vi) using reasonable endeavours to obtain Fyffes’ accountant’s comfort letters and customary legal opinions reasonably requested by Chiquita or any financing source, (vii) reasonably cooperating with requests for customary due diligence investigations, (viii) using reasonable endeavours to ensure that the Financing benefits from the existing lender relationships of Fyffes and its Subsidiaries and (ix) providing such documentation and other information about Fyffes and its Subsidiaries as is reasonably requested in writing by Chiquita in advance of the Completion Date in connection with the Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the USA PATRIOT ACT; provided that (A) the Fyffes Board and officers of Fyffes prior to the Completion Date and the directors and officers of the Subsidiaries of Fyffes prior to the Completion Date shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, except for such resolutions effective on the occurrence of the Completion, (B) Fyffes nor any of its Subsidiaries shall be required to execute, prior to the Completion Date, any definitive financing agreements, including any credit or other agreements in connection with the Financing, except for such agreements that are contingent on the occurrence of the Completion, and (C) except as expressly provided above, none of Fyffes nor any of its Subsidiaries shall be required to take any corporate actions prior to the Completion Date to permit the consummation of the Financing, except for such actions that are contingent on the occurrence of the Completion.

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(b)	Fyffes and Chiquita shall share equally in the expenses incurred in connection with seeking to implement the Financing (other than fees and expenses of its attorneys and accountants, which shall be paid by the respective party); provided that any such expenses payable by Fyffes shall be paid on the earlier of the (i) the termination of this Agreement in accordance with its terms and (ii) the Completion. Furthermore, the appropriate Party shall, upon written request by the other Party, reimburse the other for its share of reasonable documented out-of-pocket costs and expenses incurred in connection with the Financing and shall indemnify and hold harmless the other, and its respective Representatives from and against any and all liabilities, losses, damages, claims, expenses, interest, judgments and penalties suffered or incurred by them in connection with the syndication or consummation of the Financing arising as a result of (x) any information provided by the other and utilised in connection therewith, or (y) willful misconduct or gross negligence by the other or its Representatives.

7.9	Dividends

After the date of this Agreement and prior to Completion, Fyffes shall continue to pay, set record dates and payment dates for dividends consistent with past practice and as permitted by Clause 5.1(b)(i).

7.10	Creation of Distributable Reserves

(a)	Unless Chiquita and Fyffes otherwise agree, (i) Chiquita shall use all reasonable endeavours to submit to the vote of the Chiquita Shareholders at the Chiquita Shareholders Meeting a resolution (the “Chiquita Distributable Reserves Resolution”) to approve the reduction of the share premium of IrHoldco to allow the creation of distributable reserves of IrHoldco (the “IrHoldco Distributable Reserves Creation”) and (ii) Fyffes shall use all reasonable endeavours to submit to the vote of the Fyffes Shareholders at the EGM a resolution to approve the reduction of share premium of IrHoldco to allow the IrHoldco Distributable Reserves Creation (the “Fyffes Distributable Reserves Resolution”).

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(b)	The Parties agree that none of the approval of the Chiquita Distributable Reserves Resolution, the approval of the Fyffes Distributable Reserves Resolution or the implementation of the IrHoldco Distributable Reserves Creation shall be a condition to the Parties’ obligation to effect the Combination or the Merger.

(c)	Subject to approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders and the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders, Chiquita and IrHoldco shall:

(i)	prior to Completion, procure the passing of a resolution of the shareholders of IrHoldco providing for the reduction of share capital of IrHoldco in order to allow an application to be made under Section 72 of the Act to the High Court to allow for the IrHoldco Distributable Reserves Creation; and

(ii)	as promptly as reasonably practicable following Completion, prepare and file an application to the High Court for an order pursuant to the Act approving the IrHoldco Distributable Reserves Creation.

7.11	Certain IrHoldco Shareholder Resolutions

Prior to the Court Hearing, Chiquita and IrHoldco shall procure the passing of resolutions of the shareholders of IrHoldco providing for:

(a)	the re-registration of IrHoldco as a public limited company;

(b)	the appointment, or confirmation of the appointment, of directors of IrHoldco with effect from the Effective Time in accordance with Clause 7.6;

(c)	(if shareholder approval is required) the acquisition of IrHoldco Subscriber Shares;

(d)	the purchase of its own shares and reissue of treasury shares; and

(e)	the grant to the directors of share allotment authorities and powers to allot securities in disregard of shareholders pre-emption rights to the maximum extent permissible under Irish law.

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7.12	IrHoldco’s Obligations

Chiquita agrees that it will (i) cause IrHoldco to perform its obligations under this Agreement in accordance with the terms hereof and (ii) be responsible for any liability of IrHoldco under this Agreement.

7.13	Transaction Litigation

Subject to any fiduciary duties of the board of directors of Fyffes or any of its Subsidiaries, Fyffes shall consult and cooperate with Chiquita in Fyffes’ defense or settlement of any shareholder litigation (other than any litigation or settlement where the interests of Fyffes or any of its Affiliates are adverse to those of Chiquita, any Chiquita Merger Party or any of their respective Affiliates) against Fyffes or its directors or executive officers relating to the transactions contemplated by this Agreement or the Expenses Reimbursement Agreement. Subject to any fiduciary duties of the board of directors of Chiquita or any of its Subsidiaries, Chiquita shall consult and cooperate with Fyffes in Chiquita’s defense or settlement of any shareholder litigation (other than any litigation or settlement where the interests of Chiquita or any of its Affiliates are adverse to those of Fyffes or any of its Affiliates) against Chiquita or its directors or executive officers relating to the transactions contemplated by this Agreement or the Expenses Reimbursement Agreement.

7.14	Steps to be Compliant with the Sarbanes-Oxley Act

Fyffes shall cooperate with Chiquita and make reasonable endeavors to be compliant with the requirements of the Sarbanes-Oxley Act at the Completion Date or as soon as practicable thereafter.

7.15	Support Letter

Fyffes agrees to enforce such rights as it may have pursuant to the terms of the Support Letter and not to waive or modify, without Chiquita’s consent, any obligations of the counterparty to such letter.

8.	COMPLETION OF Combination AND MERGER

8.1	Completion

(a)	Completion Date:

(i)	Completion shall take place at 9:00 a.m., New York City time, on a date to be agreed by the Parties, being not more than 3 Business Days (or such shorter period of time as remains before 11:59 p.m., New York City time, on the End Date) after the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (“Completion Date”) with the exception of Condition 2(d) (delivery and registration of the Court Order and a copy of the minute required by Section 75 of the Act) (but subject to the satisfaction of such Condition).

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(ii)	Completion shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036.

(b)	On or prior to Completion:

(i)	Fyffes shall procure that a meeting of the Fyffes Board (or a duly authorised committee thereof) is held at which resolutions are passed (conditional on registration of the Court Order with the Registrar of Companies occurring and effective as of the Effective Time) approving:

(A)	the allotment and issue to IrHoldco (and/or its nominees) in accordance with the Scheme of the number of new shares in the capital of Fyffes provided for in the Scheme;

(B)	the removal of the directors of Fyffes as IrHoldco shall determine; and

(C)	the appointment of such persons as IrHoldco may nominate as the directors of Fyffes with the approval of Fyffes and Chiquita.

(c)	On Completion:

(i)	IrHoldco shall, in respect of each Fyffes Share subject to the Scheme: issue 0.1567 (the “Exchange Ratio”) of a IrHoldco Share (the “Share Consideration” together with any cash in lieu of Fractional Entitlements due a holder, the “Scheme Consideration”) to the applicable Fyffes Shareholder (and/or their nominees), which Share Consideration shall be duly authorised, validly issued, fully paid and non-assessable and free of Liens and pre-emptive rights; provided, however, that no fractions of IrHoldco Shares (the “Fractional Entitlements”) shall be issued by IrHoldco to the Fyffes Shareholders under this Clause 8.1(c)(i), and all Fractional Entitlements shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to the Fyffes Shareholders;

in accordance with the Scheme; and

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(ii)	Fyffes shall deliver to IrHoldco:

(A)	a certified copy of the resolutions referred to in Clause 8.1(b)(i);

(B)	letters of resignation from the directors that are removed from Fyffes in accordance with Clause 8.1(b)(i)(B) (each such letter containing an acknowledgement that such resignation is without any claim or right of action of any nature whatsoever outstanding against Fyffes or the Fyffes Group or any of their officers or employees for breach of contract, compensation for loss of office, redundancy or unfair dismissal or on any other grounds whatsoever in respect of the removal); and

(C)	share certificates in respect of the aggregate number of shares in the capital of Fyffes to be issued to IrHoldco (and/or its nominees) in accordance with the Scheme.

(iii)	Fyffes shall cause an office copy of the Court Order and a copy of the minute required by Section 75 of the Act to be filed with the Companies Registration Office and obtain from the Registrar of Companies a Certificate of Registration in relation to the reduction of share capital involved in the Scheme.

(iv)	By the time of the Court Hearing, Chiquita and IrHoldco shall cause the IrHoldco Memorandum and Articles of Association to be amended and restated in their entirety in the form set forth in Exhibit 8.1(c)(iv), with such changes as Chiquita and Fyffes shall mutually agree.

(v)	Chiquita and IrHoldco shall enter into a supplemental indenture in respect of the Chiquita Convertible Notes containing the provisions required by the Chiquita Convertible Notes Indenture and pursuant to which IrHoldco shall agree to unconditionally guarantee Chiquita’s obligations under the Chiquita Convertible Notes and shall take all such other actions required to be taken by the Chiquita Convertible Notes Indenture with respect to the Chiquita Convertible Notes in connection with the transactions contemplated hereby, including, without limitation, registering any underlying IrHoldco Shares issuable thereunder (if required by applicable Law).

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(d)	Exchange of Fyffes Shares

(i)	Exchange Agent. On or immediately after the Completion, IrHoldco shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Fyffes Shareholders, evidence of shares in book entry form representing the aggregate Share Consideration. All shares deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Fyffes Exchange Fund”.

(ii)	Chiquita and Fyffes agree to use all reasonable endeavours acting in good faith to agree and implement the arrangements for the delivery to, and holding and settlement by, the Fyffes Shareholders of the Share Consideration with a view to facilitating holding and transfer of IrHoldco shares on an efficient and cost effective basis. Unless otherwise agreed by the parties, Chiquita and Fyffes will co-operate to implement the following arrangements to the extent permissible and feasible on Completion:

(A)	the Share Consideration will not be admitted to Irish CREST and will not be capable of being held, transferred or settled through Irish CREST;

(B)	the Share Consideration (to be held through DTC) will be deposited in DTC;

(C)	Fyffes Shareholders who hold their shares in uncertificated form may, to the extent permissible and feasible, have their Share Consideration delivered in the form of IrHoldco CDIs which will be held and settled in UK CREST;

(D)	Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Permitted Jurisdiction will be offered participation in a CSN Facility; and

(E)	Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Restricted Jurisdiction will, to the extent permissible in accordance with applicable Law and not (in the reasonable opinion of Chiquita and Fyffes) unduly onerous for any reason, be issued Share Consideration directly or, if not permissible or if unduly onerous, have their IrHoldco Shares sold and the proceeds net of dealing costs remitted to them.

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(iii)	Exchange Procedures. Unless otherwise agreed by Chiquita and Fyffes, as soon as reasonably practicable following the publication of the Joint Proxy Statement, and in any event within four (4) Business Days after the Effective Time, IrHoldco shall cause the Exchange Agent to mail to each holder of record of a Fyffes Share, entitled at the Effective Time to a right to receive the Scheme Consideration pursuant to Clause 8.1(c)(i), (i) a letter of transmittal which shall inform each holder that each Fyffes Share issued and outstanding immediately prior to the Scheme Effective Time, and all rights in respect thereof, will at the Scheme Effective Time be cancelled and automatically converted into and become the right to receive cash in respect of any Fractional Entitlement and any cash payment that may be made pursuant to Clause 8.1(d)(ii)(E) and (unless a cash payment is to be made pursuant to Clause 8.1(d)(ii)(E)) Share Consideration to be delivered in accordance with Clause 8.1(d)(ii)(E) or in one of the following methods as determined by the holder: (A) book entry interests in shares held through DTC; (B) IrHoldco CDIs or (C) through the CSN Facility, and (ii) instructions for use in effecting the determination for delivery of the Share Consideration in the method of their choice. After the Scheme Effective Time and provided (where applicable) notice of such determination has been received by the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Fyffes Shares shall be entitled to receive in exchange therefor: (a) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Clause 8.1(d)(vi)) equal to the amount of any cash payable in lieu of any Fractional Entitlements that such holder has the right to receive pursuant to Clause 8.1(c)(i) and any cash payment that may be made pursuant to Clause 8.1(d)(ii)(E) and any cash payment that may be made pursuant to Clause 8.1(d)(ii)(E) and (b) (unless a cash payment is to be made pursuant to Clause 8.1(d)(ii)(E) in the form of (A) book entry interests in shares held through DTC; (B) IrHoldco CDIs; (C) through interests held under the CSN Facility; or (D) in accordance with Clause 8.1(d)(ii)(E), through direct issuance, such number of IrHoldco Shares into which such holder’s Fyffes Shares were converted pursuant to Clause 8.2 (c)(i). No interest shall be paid or shall accrue for the benefit of holders of the Fyffes Shares on the Scheme Consideration payable in respect of the Fyffes Shares. Chiquita and Fyffes will consider in good faith additional procedures which may be appropriate to facilitate transfers of shares following Completion.

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(iv)	Termination of Fyffes Exchange Fund. Any portion of the Fyffes Exchange Fund which has not been transferred to the holders of Fyffes Shares as of the one-year anniversary of the Effective Time shall be delivered to IrHoldco or its designee, upon demand, and the IrHoldco Shares included therein shall be sold at the best price reasonably obtainable at the time. Any holder of Fyffes Shares who has not informed the Exchange Agent of its chosen method of delivery of the Share Consideration prior to the one-year anniversary of the Effective Time shall thereafter look only to IrHoldco for payment of such holder’s claim for the Share Consideration (subject to abandoned property, escheat or other similar applicable Laws).

(v)	No Liability. None of the Chiquita Merger Parties, Chiquita or Fyffes or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any Share Consideration (or dividends or distributions with respect thereto) from the Fyffes Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(vi)	Withholding. IrHoldco and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of a Fyffes Share subject to the Scheme such amounts as IrHoldco or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by IrHoldco or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

8.2	Merger

(a)	Completion of Merger. The Merger shall be conditioned only upon the consummation and implementation of the Scheme and the Combination. Immediately following implementation of the Scheme, and in accordance with the NJBCA, MergerSub shall be merged with and into Chiquita at the Merger Effective Time (as defined in Clause 8.2(b)). Following the Merger, the separate corporate existence of MergerSub shall cease and Chiquita shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct, wholly owned subsidiary of Delaware Sub and an indirect, wholly owned subsidiary of IrHoldco.

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(b)	Merger Effective Time. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the NJBCA shall be duly executed by Chiquita and MergerSub and as soon as practicable following the Completion shall be filed on the Completion Date with the Department of Treasury of the State of New Jersey (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of the Certificate of Merger with the Department of Treasury of the State of New Jersey or at such later time as may be designated jointly by Chiquita and Fyffes and specified in such Certificate of Merger; provided that the Merger shall become effective substantially concurrently with the effectiveness of the Scheme, to the extent possible (the time the Merger becomes effective being the “Merger Effective Time”).

(c)	Effects of the Merger. At and after the Merger Effective Time, the Merger will have the effects set forth in the Certificate of Merger and the NJBCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, the separate corporate existence of MergerSub shall cease and all the property, rights, privileges, powers and franchises of Chiquita and MergerSub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Chiquita and MergerSub shall become the debts, liabilities and duties of the Surviving Corporation.

(d)	Governing Documents. The Certificate of Incorporation and the Bylaws of the Surviving Corporation shall be amended as of the Merger Effective Time so as to read in their entirety as the Certificate of Incorporation and Bylaws of MergerSub as in effect immediately prior to the Merger Effective Time, except for the incorporator and except that the Surviving Corporation shall retain Chiquita’s name.

(e)	Officers. From and after the Merger Effective Time and except as otherwise provided in this Agreement, the officers of Chiquita immediately before the Merger Effective Time shall be the officers of the Surviving Corporation immediately after the Merger Effective Time.

(f)	Effect on Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

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(i)	Conversion of Chiquita Common Stock. Each Chiquita Share issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall be cancelled and automatically converted into and become the right to receive one IrHoldco Share (the “Merger Consideration”). As a result of the Merger, at the Merger Effective Time, each holder of record of a certificate or certificates which immediately prior to the Merger Effective Time represented outstanding Chiquita Shares (the “Chiquita Certificates”) and each holder of record of a non-certificated outstanding Chiquita Share represented by book entry (“Chiquita Book Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the Chiquita Shares represented by such Chiquita Certificate or Chiquita Book Entry Share (as applicable) immediately prior to the Merger Effective Time to be issued in accordance with Clause 8.2(g).

(ii)	MergerSub Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each share of common stock of MergerSub issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation and which shall be held by Delaware Sub.

(iii)	Cancellation of IrHoldco Shares. Each IrHoldco Subscriber Share in existence immediately prior to the Merger Effective Time shall immediately following the Effective Time be acquired by IrHoldco for nil consideration under the Companies (Amendment) Act 1983.

(iv)	Chiquita-Owned Shares. Each Chiquita Share held by Chiquita as treasury stock or owned by Chiquita immediately prior to the Merger Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(g)	Exchange of Certificates and Book Entry Shares.

(i)	Exchange Agent. At the Merger Effective Time, IrHoldco shall deposit with the Exchange Agent, certificates or, at IrHoldco’s option, evidence of shares in book entry form, representing the aggregate Merger Consideration (other than the IrHoldco Subscriber Shares). All certificates representing IrHoldco Shares deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Chiquita Exchange Fund”.

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(ii)	Exchange Procedures. As soon as reasonably practicable after the Merger Effective Time, and in any event within four (4) Business Days after the Merger Effective Time, IrHoldco shall cause the Exchange Agent to mail to each holder of record of a Chiquita Certificate and to each holder of record of a Chiquita Book Entry Share, which at the Merger Effective Time were converted into the right to receive the Merger Consideration pursuant to Clause 8.2(f)(i), (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Chiquita Certificates shall pass, only upon delivery of the Chiquita Certificates to the Exchange Agent or, in the case of Chiquita Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (ii) instructions for use in effecting the surrender of the Chiquita Certificates and Chiquita Book Entry Shares, as applicable, in exchange for payment of the Merger Consideration therefor. Upon surrender of Chiquita Certificates or Chiquita Book Entry Shares (as applicable) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Chiquita Certificates or Chiquita Book Entry Shares (as applicable) shall be entitled to receive in exchange therefor: (a) that number of IrHoldco Shares into which such holder’s Chiquita Shares represented by such holder’s properly surrendered Chiquita Certificates or Chiquita Book Entry Shares (as applicable) were converted pursuant to Clause 8.2(f)(i), and the Chiquita Certificates or Chiquita Book Entry Shares (as applicable) so surrendered shall forthwith be cancelled, and (b) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Clause 8.2(g)(ix)) equal to any cash dividends or other distributions that such holder has the right to receive pursuant to Clause 8.2(g)(iv). No interest shall be paid or shall accrue for the benefit of holders of the Chiquita Certificates or Chiquita Book Entry Shares on the Merger Consideration payable in respect of the Chiquita Certificates or Chiquita Book Entry Shares. Chiquita and Fyffes will consider in good faith additional procedures which may be appropriate to facilitate transfers of shares following the Merger Effective Time.

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(iii)	Transferred Certificates; Lost, Stolen or Destroyed Certificates. If payment or issuance of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Chiquita Certificate is registered, it shall be a condition of payment or issuance that the Chiquita Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or issuance shall have paid to the Exchange Agent any transfer and other taxes required by reason of the payment or issuance of the Merger Consideration to a person other than the registered holder of the Chiquita Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such tax either has been paid or is not applicable. In the event that any Chiquita Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Chiquita Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Chiquita Certificate the applicable Merger Consideration payable in respect of the Chiquita Shares represented by the Chiquita Certificate pursuant to this Clause 8.2.

(iv)	Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to IrHoldco Shares with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Chiquita Certificate or Chiquita Book Entry Shares (as applicable) with respect to the Chiquita Shares represented thereby until such Chiquita Certificate or Chiquita Book Entry Shares (as applicable) has been surrendered in accordance with this Clause 8.2. Subject to applicable Law and the provisions of this Clause 8.2, following surrender of any such Chiquita Certificate or Chiquita Book Entry Shares (as applicable), there shall be paid to the record holder thereof by the Exchange Agent, without interest promptly after such surrender, (a) the number of IrHoldco Shares to which such record holder was entitled pursuant to this Clause 8.2, (b) at the time of surrender, the amount of dividends or other distributions with a record date on or after the date of the Merger Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (c) at the appropriate payment date, the dividends or other distributions payable with respect to those IrHoldco Shares with a record date on or after the date of the Merger Effective Time but with a payment date subsequent to surrender.

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(v)	No Further Ownership Rights in Chiquita Shares. Until surrendered as contemplated hereby, each Chiquita Certificate or Chiquita Book-Entry Share shall, after the Merger Effective Time, represent for all purposes only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Clause 8.2, the issuance or payment of which shall be deemed to be the satisfaction in full of all rights pertaining to Chiquita converted in the Merger. At the Merger Effective Time, the stock transfer books of Chiquita shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Chiquita Shares which were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, Chiquita Certificates or Chiquita Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Clause 8.2.

(vi)	Termination of Chiquita Exchange Fund. Any portion of the Chiquita Exchange Fund which has not been transferred to the holders of Chiquita Certificates or Chiquita Book Entry Shares (as applicable) as of the one-year anniversary of the Merger Effective Time shall be delivered to IrHoldco or its designee, upon demand, and the IrHoldco Shares included therein shall be sold at the best price reasonably obtainable at that time. Any holder of Chiquita Certificates or Chiquita Book Entry Shares (as applicable) who has not complied with this Clause 8.2 prior to the one-year anniversary of the Merger Effective Time shall thereafter look only to IrHoldco for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable Laws).

(vii)	No Liability. None of the Chiquita Merger Parties, Chiquita or Fyffes or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any IrHoldco Shares (or dividends or distributions with respect thereto) from the Chiquita Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

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(viii)	Withholding. Delaware Sub, MergerSub and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of Chiquita Shares immediately prior to the Merger Effective Time such amounts as Delaware Sub, MergerSub or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by Delaware Sub, MergerSub or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

9.	TERMINATION

9.1	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by either Fyffes or Chiquita if:

(A)	the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities; or

(B)	the Chiquita Shareholders Meeting shall have been completed and the Chiquita Shareholder Approval shall not have been obtained;

(ii)	by either Fyffes or Chiquita if the Effective Time shall not have occurred by 11:59 p.m., New York City time, on the End Date, provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(ii) shall not be available to a Party whose breach of any provision of this Agreement shall have caused the failure of the Effective Time to have occurred by such time;

(iii)	by either Fyffes or Chiquita if the High Court declines or refuses to sanction the Scheme, unless both Parties agree that the decision of the High Court shall be appealed;

(iv)	by either Fyffes or Chiquita if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Combination or the Merger and such injunction shall have become final and non-appealable, provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(iv) shall not be available to a Party whose breach of any provision of this Agreement shall have caused such injunction;

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(v)	by Fyffes, if any Chiquita Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of Conditions 1, 2, 3 or 5 and (2) is not reasonably capable of being cured by the date that is one year after the date of this Agreement, provided that, Fyffes shall have given Chiquita written notice, delivered at least 30 days prior to such termination, stating Fyffes’ intention to terminate this Agreement pursuant to this Clause 9.1(a)(v) and the basis for such termination;

(vi)	by Chiquita, if Fyffes shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a Condition set forth in Conditions 1, 2, 3 or 4 and (2) is not reasonably capable of being cured by the date that is one year after the date of this Agreement, provided that, Chiquita shall have given Fyffes written notice, delivered at least 30 days prior to such termination, stating Chiquita’s intention to terminate this Agreement pursuant to this Clause 9.1(a)(vi) and the basis for such termination;

(vii)	by Chiquita, in the event that a Fyffes Change of Recommendation shall have occurred;

(viii)	by Fyffes, in the event that a Chiquita Change of Recommendation shall have occurred;

(ix)	by Fyffes, pursuant to Clause 5.3(i)(i);

(x)	by Chiquita, pursuant to Clause 5.4(i)(i); or

(xi)	by mutual written consent of Fyffes and Chiquita.

(b)	Termination of this Agreement in accordance with Clause 9.1(a) shall not give rise to any liability of the Parties except as provided in the Expenses Reimbursement Agreement. Clause 10 (other than Clauses 10.1 and 10.11) of this Agreement shall survive, and continue in full force and effect, notwithstanding its termination.

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(c)	Upon:

(i)	Chiquita becoming entitled to a Chiquita Reimbursement Payment, Fyffes shall have no further liability in connection with the termination of this Agreement (for the avoidance of doubt, other than the obligation to pay Chiquita Reimbursement Payments pursuant to the Expenses Reimbursement Agreement), whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to Chiquita or its shareholders; or

(ii)	Fyffes becoming entitled to the Fyffes Reimbursement Payment, Chiquita and the Financing Sources in their capacities as such shall have no further liability in connection with the termination of this Agreement (for the avoidance of doubt, other than the obligation to pay the Fyffes Reimbursement Payments pursuant to the Expenses Reimbursement Agreement), whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to Fyffes or its shareholders (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 9.1(c)(ii) and shall be entitled to the protections of the provisions contained in this Clause 9.1(c)(ii) as if they were a party to this Agreement);

provided, however, that nothing herein shall release any Party from liability for intentional breach, for fraud or as provided for in the Confidentiality Agreement.

(d)	Each Party hereto understands and confirms that termination of this Agreement shall (i) be without prejudice to the provisions of the Expenses Reimbursement Agreement and (ii) not affect the obligations of each Party to pay costs and expenses as provided in Clause 10.12.

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10.	GENERAL

10.1	Announcements

Subject to the requirements of applicable Law, the Takeover Rules, the AIM Rules and the ESM Rules, and any undertaking given to the Irish High Court a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel), the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal public announcement which either Party may make primarily regarding the Combination, the Scheme, the Merger or this Agreement. Chiquita and Fyffes shall give each other a reasonable opportunity to review and comment upon any such public announcement and shall not issue any such public announcement prior to such consultation, except as may be required by applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel and the exchanges on which the Fyffes Shares and Chiquita Shares are traded). The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form of the Rule 2.5 Announcement. For the avoidance of doubt, the provisions of this Clause 10.1 do not apply to any announcement, document or publication in connection with a Chiquita Alternative Proposal, a Chiquita Superior Proposal or a Chiquita Change of Recommendation, or a Fyffes Alternative Proposal, Fyffes Superior Proposal, a change in the Scheme Recommendation or any amendment to the terms of the Scheme proposed by Chiquita that would effect an increase in the Scheme Consideration whether before or after a withdrawal or adverse modification of the Scheme Recommendation.

10.2	Notices

(a)	Any notice or other document to be served under this Agreement may be delivered by recognized overnight delivery service (with proof of service) or hand delivery in writing, or sent by facsimile process, to the Party to be served as follows:

(i)	if to Chiquita, to:

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202
Fax:             +1 (513) 672-2658
Attention:    General Counsel

with copy to:

McCann FitzGerald Solicitors
Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland
Fax:    +353 1 829 0010
Attention: David Byers

and

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Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax:             +1 (212) 735-2000
Attention:    David J. Friedman, Esq.

and

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606
Fax:              +1 (312) 407-0411
Attention:     Peter C. Krupp, Esq.

(ii)	if to Fyffes, to:

Fyffes plc
29 North Anne Street

Dublin 7, Ireland
Fax:              +353 1 887 2755
Attention:    Seamus Keenan, Company Secretary

with copy to:

Arthur Cox
Earlsfort Centre
Earlsfort Terrace, Dublin 2, Ireland
Fax:              +353 1 618 0618

Attention:     Michael Meghen

Stephen Hegarty

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue

New York, NY 10017-3954

Fax:              +1 (212) 455-2502
Attention:    Mario Ponce, Esq.

Elizabeth Cooper, Esq.

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 10.2.

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(b)	Any notice or document shall be deemed to have been served:

(i)	if delivered by overnight delivery or by hand, at the time of delivery; or

(ii)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 p.m. (addressee’s local time), shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).

10.3	Assignment

No Party shall assign all or any part of the benefit of, or rights or benefits under, this Agreement without the prior written consent of the other Parties.

10.4	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).

10.5	Amendment

No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties, except that following approval by the Fyffes Shareholders or the Chiquita Shareholders there shall be no amendment to the provisions hereof which by Law requires further approval by the Fyffes Shareholders or the Chiquita Shareholders without such further approval nor shall there be any amendment or change not permitted under applicable Law.

10.6	Entire Agreement

This Agreement, together with the Confidentiality Agreement, the Expenses Reimbursement Agreement and any documents delivered by Chiquita and Fyffes in connection herewith, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between Chiquita and Fyffes with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall survive the execution and delivery of this Agreement.

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10.7	Inadequacy of Damages

Each Party agrees that damages would not be an adequate remedy for any breach by it of this Agreement and accordingly each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement.

10.8	Remedies and Waivers

No delay or omission by either Party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

(a)	affect that right, power or remedy; or

(b)	operate as a waiver of it.

The exercise or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

10.9	Severability

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, that shall not affect or impair:

(a)	The legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	The legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

10.10	No Partnership and No Agency

(a)	Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, association, joint venture or other cooperative entity between any of the Parties.

(b)	Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, any Party the agent of any other Party for any purpose. No Party has, pursuant to this Agreement, any authority or power to bind or to contract in the name of any other Party to this Agreement.

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10.11	Further Assurance

Without limitation to the provisions of this Agreement, the Parties will, and will procure that each member of their respective Groups will, issue, execute or despatch such documentation in a timely fashion or take other actions as is necessary or desirable to facilitate the implementation of the Combination or the Merger or carry out the purposes of this Agreement.

10.12	Costs and Expenses

Save for:

(a)	the Panel’s document review fees (which shall be borne and discharged 50% by Chiquita and 50% by Fyffes),

(b)	the costs of, and associated with, the filing, printing, publication and posting of the Joint Proxy Statement and the Form S-4 and any other materials required to be posted to Fyffes Shareholders or Chiquita Shareholders pursuant SEC rules or the Takeover Rules, and the filing fees incurred in connection with notifications with any Relevant Authorities under any Antitrust Laws (which shall be borne and discharged 50% by Chiquita and 50% by Fyffes); and

(c)	the costs in connection with implementing the Financing, which shall be borne and discharged as provided herein;

each Party shall pay its own costs and expenses of and incidental to this Agreement, the Combination, the Merger and all other transactions contemplated hereby, except as otherwise provided in this Agreement.

10.13	Governing Law and Jurisdiction

(a)	This Agreement shall be governed by, and construed in accordance with, the Laws of Ireland; provided, however, that the Merger and matters related thereto shall, to the extent required by the Laws of the State of New Jersey, be governed by, and construed in accordance with, the Laws of the State of New Jersey.

(b)	Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

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(c)	Notwithstanding the foregoing, each of the Parties hereto acknowledges and irrevocably agrees (i) that any Action (whether at law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, this Agreement, any of the transactions contemplated by this Agreement, the Financing or the performance of services thereunder or related thereto against any Financing Source in its capacity as such shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (v) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such state that would result in the application of the laws of any other state or jurisdiction (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13(c) and shall be entitled to enforce the provisions contained in this Clause 10.13(c) as if they were a party to this Agreement).

(d)	Each Party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement or the transactions contemplated by this Agreement, the Financing, or the performance of services thereunder or related thereto against any Financing Source in its capacity as such, including but not limited to any Action described in Clause 10.13(c)(i) in any such court described in Clause 10.13(c)(i) (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13(d) and shall be entitled to enforce the provisions contained in this Clause 10.13(d) as if they were a party to this Agreement).

(e)	Chiquita hereby irrevocably appoints McCann FitzGerald Solicitors as its authorised agent upon whom process may be served in any suit or proceeding arising out of or in connection with this Agreement, and agrees that service of process upon such agent to the following address:

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Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland

For the attention of: David Byers and Stephen FitzSimons,

shall constitute effective service of process upon Chiquita in any such suit or proceeding. Chiquita further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect until all obligations of Chiquita under this Agreement have been satisfied or discharged.

10.14	Third Party Beneficiaries

Except:

(a)	as provided in Clause 7.3;

(b)	as provided in Clause 9.1(c)(ii);

(c)	as provided in Clause 10.13(c); and

(d)	as provided in Clause 10.13(d);

this Agreement is not intended to confer upon any person other than Fyffes and the Chiquita Parties any rights or remedies under or by reason of this Agreement.

10.15	Non survival of Representations and Warranties

None of the representations and warranties in this Agreement shall survive the Effective Time or the termination of this Agreement.

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IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

GIVEN under the common seal
of FYFFES PLC

Signature

Print Name
Title:

Signature

Print Name
Title:

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
CHIQUITA BRANDS INTERNATIONAL, INC. by its
authorised signatory:

Signature

Print Name
Title:

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
CBII HOLDING CORPORATION by its
authorised signatory:

Signature

Print Name
Title:

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
CHICAGO MERGER SUB, INC. by its
authorised signatory:

Signature

Print Name
Title:

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
TWOMBLY ONE LIMITED by its
authorised signatory:

Signature

Print Name
Title:

[Signature Page to Transaction Agreement]

APPENDIX A

CONDITIONS OF THE COMBINATION AND THE SCHEME

Part A

The Combination and the Scheme will comply with the Takeover Rules and, where relevant, the AIM Rules and the ESM Rules, the rules and regulations of the United States Securities Exchange Act of 1934 (as amended) and the rules and regulations of the NYSE, and are subject to the terms and conditions set out in this document. The Combination and the Scheme are governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state pursuant to an Irish judgment. For the purposes of this Appendix A, capitalised terms shall have the meanings set forth in the Agreement, save where otherwise defined herein.

The Combination and the Scheme will be subject to the following conditions:

1.	The Combination will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such earlier date as may be specified by the Panel, or such later date as Chiquita and Fyffes may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).

2.	The Scheme will be conditional upon:

(a)	the approval of the Scheme by a majority in number of the Fyffes Shareholders representing three-fourths (75%) or more in value of the Fyffes Shares, at the Voting Record Time, held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

(b)	the resolutions to be proposed at the Extraordinary General Meeting for the purposes of approving and implementing the Scheme and the reduction of capital of Fyffes, authorizing the directors of Fyffes to allot new ordinary shares in Fyffes to IrHoldco on the Scheme and the reduction of capital becoming effective, making the necessary amendments to the articles of association of Fyffes to provide that any ordinary shares of Fyffes that are issued at or after the record time for the Scheme are acquired by IrHoldco for the Scheme Consideration and approving such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent to be not unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination and set out in the notice of the Extraordinary General Meeting being duly passed by the requisite majority of Fyffes Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);

(c)	the sanction by the High Court (with or without modification) of the Scheme pursuant to Section 201 of the Act and the confirmation of the reduction of capital involved therein by the High Court (the date on which the condition in this paragraph 2(c) is satisfied, the “Sanction Date”); and

(d)	office copies of the Court Order and the minute required by Section 75 of the Act in respect of the reduction (referred to in paragraph 2(c)), being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

3.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Combination will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

(a)	the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act;

(b)	the NYSE shall have authorised, and not withdrawn such authorisation, for listing all of the Share Consideration to be issued in the Combination and all of the IrHoldco Shares (including any IrHoldco Shares issuable upon the exercise of outstanding equity awards and/or conversion of the Convertible Notes) to be delivered pursuant to the Merger subject to satisfaction of any conditions to which such approval is expressed to be subject;

(c)	all applicable waiting periods under the HSR Act shall have expired or been terminated, in each case in connection with the Combination and/or the Merger, as the case may be;

(d)	to the extent that all or part of the Combination and/or the Merger, as the case may be, is referred to the European Commission (the “Commission”) pursuant to Article 4(5) or Article 22 of the EC Merger Regulation (the “EUMR”) and the Commission obtains jurisdiction under the EUMR to examine the Combination and/or the Merger, as the case may be, the issuing by the Commission of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EUMR, declaring the Combination and/or the Merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed to by the parties pursuant to Clause 7.2 of the Agreement;

(e)	to the extent that the Commission has jurisdiction to examine all or part of the Combination and/or the Merger, as the case may be, under the EUMR and subsequently all or part of the Combination and/or the Merger, as the case may be, is referred by the Commission under Articles 9(1) or 9(5) of the EUMR, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area, to the Relevant Authority of one or member countries of the European Economic Area, the issuing by such Relevant Authority or Authorities (in case of a partial referral, in conjunction with a final decision of the Commission) of a final decision or decisions which satisfy (or together satisfy) Condition 3(d) above (that clause being interpreted mutatis mutandis);

(f)	to the extent that the Relevant Authority or Authorities of the United Kingdom, Germany, Poland and/or the Netherlands has jurisdiction under national Antitrust Laws to examine the Combination, and/or the Merger, as the case may be, the issuing by such Relevant Authority or Authorities of a final decision or decisions which satisfy (or together satisfy) Condition 3(d) above (Condition 3(d) being interpreted mutatis mutandis) and/or all applicable waiting periods having expired, lapsed or been terminated (as appropriate) without the Combination and/or the Merger, as the case may be, being prohibited;

(g)	to the extent that Part 3 of the Competition Act 2002 (the “Competition Act”) is applicable:

(i)	the Irish competition authority as defined under the Competition Act (the “Competition Authority”), in accordance with Section 21(2)(a) of the Competition Act, having informed Chiquita that the Combination and/or the Merger, as the case may be, may be put into effect;

(ii)	the period specified in Section 21(2) of the Competition Act having elapsed without the Competition Authority having informed Chiquita of the determination (if any) which it has made under Section 21(2) of the Competition Act;

(iii)	the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Chiquita a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Combination and/or the Merger, as the case may be, may be put into effect;

(iv)	the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Chiquita a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Combination, and/or the Merger, as the case may be, may be put into effect subject to conditions specified by the Competition Authority being complied with and such conditions being acceptable to Chiquita and Fyffes, in accordance with Section 7.2 of the Transaction Agreement; or

(v)	the period of four months after the appropriate date (as defined in Section 19(6) of the Competition Act) having elapsed without the Competition Authority having made a determination under Section 22(3) of the Competition Act in relation to the Combination and/or the Merger, as the case may be;

(h)	all other required regulatory clearances shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Combination and/or the Merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the Transaction Agreement, the Combination, the Merger or the Scheme if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (A) IrHoldco and its Subsidiaries, taken as a whole (following the consummation of the Combination and the Merger) or (B) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the Transaction Agreement;

(i)	no injunction, restraint or prohibition by any court of competent jurisdiction or Antitrust Order by any Relevant Authority which prohibits consummation of the Combination or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition shall have been entered and shall continue to be in effect;

(j)	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking any stop order; and

(k)	the Transaction Agreement shall not have been terminated in accordance with its terms.

4.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Chiquita Parties’ obligation to effect the Combination will also be conditional upon the following matters having been satisfied (or waived by Chiquita) on or before the Sanction Date:

(a)	(i) (x) The representations and warranties of Fyffes set forth in Clauses 6.1(b)(i), the second sentence of Clause 6.1(j) and 6.1(t) of the Transaction Agreement shall be true and correct (except in the cause of Clause 6.1(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Fyffes set forth in Clauses 6.1(b)(ii) to (v) (inclusive) (to the extent relating to shares in the capital of Fyffes) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Fyffes set forth in Clause 6.1(c)(i) shall be true and correct other than as would not materially impede or prevent the consummation of the Combination at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Fyffes Representations”), (ii) the representations and warranties of Fyffes set forth in Clause 6.1 of the Transaction Agreement other than the Specified Fyffes Representations shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;

(b)	Fyffes shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date; and

(c)	Fyffes shall have delivered to Chiquita a certificate, dated as of the Sanction Date and signed by an executive officer of Fyffes, certifying on behalf of Fyffes to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied.

5.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, Fyffes’ obligation to effect the Combination will also be conditional upon the following matters having been satisfied (or waived by Fyffes) on or before the Sanction Date:

(a)	(i) (x) The representations and warranties of Chiquita and IrHoldco set forth in Clauses 6.2(b)(i), the second sentence of 6.2(j) and 6.2(u) of the Transaction Agreement shall be true and correct (except in the case of Clause 6.2(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Chiquita and IrHoldco set forth in Clauses 6.2(b)(ii) and 6.2(b)(iii) (to the extent relating to shares in the capital of Chiquita) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Chiquita and IrHoldco set forth in Clause 6.2(c)(i) shall be true and correct other than as would not materially impede or prevent the consummation of the Combination at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Chiquita Representations”), (ii) the representations and warranties of Chiquita and IrHoldco set forth in Clause 6.2 of the Transaction Agreement other than the Specified Chiquita Representations shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;

(b)	The Chiquita Parties shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by them prior to the Sanction Date; and

(c)	Chiquita shall have delivered to Fyffes a certificate, dated as of the Sanction Date and signed by an executive officer of Chiquita, certifying on behalf of Chiquita to the effect that the conditions set forth in paragraphs 5(a) and 5(b) have been satisfied.

6.	Subject to the requirements of the Panel:

(a)	Chiquita and Fyffes reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 3 (provided that both Parties agree to any such waiver);

(b)	Chiquita reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of conditions in paragraph 4; and

(c)	Fyffes reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in paragraph 5.

7.	The Scheme will lapse unless it is effective on or prior to the End Date.

8.	If Chiquita is required to make an offer for Fyffes Shares under the provisions of Rule 9 of the Takeover Rules, Chiquita may make such alterations to any of the conditions set out in paragraphs 1, 2, 3, 4 and 5 above as are necessary to comply with the provisions of that rule.

9.	Chiquita reserves the right, subject to the prior written approval of the Panel, to effect the Combination by way of a takeover offer in the circumstances described in and subject to the terms of Clause 3.6 of the Transaction Agreement. Without limiting Clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are at least as favourable to the Fyffes Shareholders (except for an acceptance condition set at 80 per cent (80%) of the nominal value of the Fyffes Shares to which such an offer relates and which are not already in the beneficial ownership of Chiquita so far as applicable) as those which would apply in relation to the Scheme.